Registration No.  333-82162
                                           1940 Act No. 811-05903

               SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C.  20549

                   Amendment No. 3 to Form S-6

 FOR REGISTRATION UNDER THE SECURITIES ACT OF 1933 OF SECURITIES
       OF UNIT INVESTMENT TRUSTS REGISTERED ON FORM N-8B-2

A.   Exact name of trust:

                             FT 611

B.   Name of depositor:

                      NIKE SECURITIES L.P.

C.   Complete address of depositor's principal executive offices:

                      1001 Warrenville Road
                     Lisle, Illinois  60532

D.        Name and complete address of agents for service:

                                        Copy to:
     JAMES A. BOWEN                     ERIC F. FESS
     c/o Nike Securities L.P.           c/o Chapman and Cutler
     1001 Warrenville Road              111 West Monroe Street
     Lisle, Illinois  60532             Chicago, Illinois 60603

E.   Title of Securities Being Registered:

     An indefinite number of Units pursuant to Rule 24f-2 promulgated under the Investment Company Act of 1940, as amended


F.   Approximate date of proposed sale to public:

     As soon as practicable after the effective date of the Registration Statement.

|XXX|Check box if it is proposed that this filing will become effective on March 28, 2002 at 2:00 p.m. pursuant to Rule 487.

                ________________________________

              The Dow(sm) Dividend And Repurchase Target 5
                  Portfolio, 2(nd) Quarter 2002 Series
         European Target 20 Portfolio, 2(nd) Quarter 2002 Series
          Global Target 15 Portfolio, 2(nd) Quarter 2002 Series
          Target Small-Cap Portfolio, 2(nd) Quarter 2002 Series
             Target VIP Portfolio, 2(nd) Quarter 2002 Series
    Target VIP Aggressive Equity Portfolio, 2(nd) Quarter 2002 Series Target VIP Conservative Equity Portfolio, 2(nd) Quarter 2002 Series
                  Total Target (nd) Quarter 2002 Series
                                 FT 611

FT 611 is a series of a unit investment trust, the FT Series. FT 611 consists of eight separate portfolios listed above (each, a "Trust," and collectively, the "Trusts"). Each Trust invests in a portfolio of common stocks ("Securities") selected by applying a specialized strategy. The objective of each Trust is to provide the potential for an above-average total return.

THE SECURITIES AND EXCHANGE COMMISSION HAS NOT APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                             FIRST TRUST (R)

                             1-800-621-9533


              The date of this prospectus is March 28, 2002

                         Table of Contents

Summary of Essential Information                           3
Fee Table                                                  5
Report of Independent Auditors                             7
Statements of Net Assets                                   8
Schedules of Investments                                  11
The FT Series                                             26
Portfolios                                                26
Risk Factors                                              31
Hypothetical Performance Information                      33
Public Offering                                           37
Distribution of Units                                     39
The Sponsor's Profits                                     40
The Secondary Market                                      40
How We Purchase Units                                     40
Expenses and Charges                                      41
Tax Status                                                41
Retirement Plans                                          44
Rights of Unit Holders                                    44
Income and Capital Distributions                          45
Redeeming Your Units                                      46
Investing in a New Trust                                  47
Removing Securities from a Trust                          47
Amending or Terminating the Indenture                     48
Information on the Sponsor, Trustee and Evaluator         49
Other Information                                         50

                   Summary of Essential Information

                                 FT 611


                    At the Opening of Business on the
                 Initial Date of Deposit-March 28, 2002


                   Sponsor:   Nike Securities L.P.
                   Trustee:   JPMorgan Chase Bank
                 Evaluator:   First Trust Advisors L.P.

                                                       The Dow(sm)       European           Global            Target
                                                       DART 5            Target 20          Target 15         Small-Cap
                                                       Portfolio         Portfolio          Portfolio         Portfolio
                                                       2(nd) Quarter     2(nd) Quarter      2(nd) Quarter     2(nd) Quarter
                                                       2002 Series       2002 Series        2002 Series       2002 Series
                                                       ____________      ____________       ____________      ____________
Initial Number of Units (1)                                 15,003            15,003             15,049             14,999
Fractional Undivided Interest in the Trust per Unit (1)   1/15,003          1/15,003           1/15,049           1/14,999
Public Offering Price:
   Aggregate Offering Price Evaluation of Securities
     per Unit (2)                                       $    9.900           $ 9.900            $ 9.900           $  9.900
   Maximum Sales Charge of 2.95% of the Public
      Offering Price per Unit (2.980% of the net
amount
      invested, exclusive of the deferred sales
charge and
      creation and development fee) (3)                 $     .295           $  .295            $  .295           $   .295
   Less Deferred Sales Charge per Unit                  $    (.145)          $ (.145)           $ (.145)          $  (.145)
   Less Creation and Development Fee per Unit           $    (.050)          $ (.050)           $ (.050)          $  (.050)
Public Offering Price per Unit (4)                      $   10.000           $10.000            $10.000           $ 10.000
Sponsor's Initial Repurchase Price per Unit (5)         $    9.755           $ 9.755            $ 9.755           $  9.755
Redemption Price per Unit
   (based on aggregate underlying value of Securities
     less the deferred sales charge) (5)                $    9.755           $ 9.755            $ 9.755           $  9.755
Estimated Net Annual Distribution per Unit (6)          $     .205           $  .433            $  .453           $   N.A.
Cash CUSIP Number                                       30266V 107        30266V 149         30266V 180         30266V 222
Reinvestment CUSIP Number                               30266V 115        30266V 156         30266V 198         30266V 230
Fee Accounts Cash CUSIP Number                          30266V 123        30266V 164         30266V 206         30266V 248
Fee Accounts Reinvestment CUSIP Number                  30266V 131        30266V 172         30266V 214         30266V 255
Security Code                                                62146             62150              62154              62158
Ticker Symbol                                               FDVRQX            FEURTX             FGLOTX             FTSMCX

First Settlement Date                                 April 3, 2002
Rollover Notification Date                            June 1, 2003
Special Redemption and Liquidation Period             June 15, 2003 to June 30, 2003
Mandatory Termination Date (7)                        June 30, 2003
Income Distribution Record Date                       Fifteenth day of June and December, commencing June 15, 2002.
Income Distribution Date (6)                          Last day of June and December, commencing June 30, 2002.

____________

See "Notes to Summary of Essential Information" on page 4.


                    Summary of Essential Information

                                 FT 611


At the Opening of Business on the Initial Date of Deposit-March 28, 2002


                   Sponsor:   Nike Securities L.P.
                   Trustee:   JPMorgan Chase Bank
                 Evaluator:   First Trust Advisors L.P.

                                                                        Target VIP         Target VIP
                                                       Target VIP       Aggressive Equity  Conservative Equity  Total Target
                                                       Portfolio, 2(nd) Portfolio, 2(nd)   Portfolio, 2(nd)     Portfolio, 2(nd)
                                                       Quarter 2002     Quarter 2002       Quarter 2002         Quarter 2002
                                                       Series           Series             Series               Series
                                                       ____________     ____________       ____________         ____________
Initial Number of Units (1)                                40,015           27,880             27,876               15,003
Fractional Undivided Interest in the Trust per Unit (1)  1/40,015         1/27,880           1/27,876             1/15,003
Public Offering Price:
   Aggregate Offering Price Evaluation of Securities
     per Unit (2)                                       $   9.900          $ 9.900            $ 9.900              $ 9.900
   Maximum Sales Charge of 2.95% of the Public
      Offering Price per Unit (2.980% of the net
amount
      invested, exclusive of the deferred sales
charge and
      creation and development fee) (3)                 $    .295          $  .295            $  .295              $  .295
   Less Deferred Sales Charge per Unit                  $   (.145)         $ (.145)           $ (.145)             $ (.145)
   Less Creation and Development Fee per Unit           $   (.050)         $ (.050)           $ (.050)             $ (.050)
Public Offering Price per Unit (4)                      $  10.000          $10.000            $10.000              $10.000
Sponsor's Initial Repurchase Price per Unit (5)         $   9.755          $ 9.755            $ 9.755              $ 9.755
Redemption Price per Unit (based on aggregate
underlying
   value of Securities less the deferred sales          $   9.755          $ 9.755            $ 9.755              $ 9.755
charge) (5)
Estimated Net Annual Distribution per Unit (6)          $     N.A.          $  N.A.            $  N.A.              $  N.A.
Cash CUSIP Number                                       30266U 844       30266V 263         30266V 305           30266U 802
Reinvestment CUSIP Number                               30266U 851       30266V 271         30266V 313           30266U 810
Fee Accounts Cash CUSIP Number                          30266U 869       30266V 289         30266V 321           30266U 828
Fee Accounts Reinvestment CUSIP Number                  30266U 877       30266V 297         30266V 339           30266U 836
Security Code                                                62162            62170              62174                62166
Ticker Symbol                                               FTVPQX           FTVAEX             FTVCEX               FTOTQX

First Settlement Date                                 April 3, 2002
Rollover Notification Date                            June 1, 2003
Special Redemption and Liquidation Period             June 15, 2003 to June 30, 2003
Mandatory Termination Date (7)                        June 30, 2003
Income Distribution Record Date                       Fifteenth day of June and December, commencing June 15, 2002.
Income Distribution Date (6)                          Last day of June and December, commencing June 30, 2002.

_____________

                NOTES TO SUMMARY OF ESSENTIAL INFORMATION

(1) As of the close of business on April 1, 2002, we may adjust the number of Units of a Trust so that the Public Offering Price per Unit will equal approximately $10.00. If we make such an adjustment, the fractional undivided interest per Unit will vary from the amounts indicated above.

(2) Each listed Security is valued at its last closing sale price on the relevant stock exchange on the business day prior to the Initial Date of Deposit. If a Security is not listed, or if no closing sale price exists, it is valued at its closing ask price on such date. The value of foreign Securities trading in non-U.S. currencies is determined by converting the value of such Securities to their U.S. dollar equivalent based on the offering side of the currency exchange rate for the currency in which a Security is generally denominated at the Evaluation Time on the business day prior to the Initial Date of Deposit. Evaluations for purposes of determining the purchase, sale or redemption price of Units are made as of the close of trading on the New York Stock Exchange ("NYSE") (generally 4:00 p.m. Eastern time) on each day on which it is open (the "Evaluation Time").

(3) The maximum sales charge consists of an initial sales charge, a deferred sales charge and the creation and development fee. See "Fee Table" and "Public Offering."

(4) The Public Offering Price shown above reflects the value of the Securities on the business day prior to the Initial Date of Deposit. No investor will purchase Units at this price. The price you pay for your Units will be based on their valuation at the Evaluation Time on the date you purchase your Units. On the Initial Date of Deposit, the Public Offering Price per Unit will not include any accumulated dividends on the Securities. After this date, a pro rata share of any accumulated dividends on the Securities will be included.

(5) During the initial offering period the Sponsor's Initial Repurchase Price per Unit and Redemption Price per Unit will include the creation and development fee and estimated organization costs per Unit set forth under "Fee Table." After the initial offering period, the Sponsor's Initial Repurchase Price per Unit and Redemption Price per Unit will not include such creation and development fee and estimated organization costs. See "Redeeming Your Units."

(6) The actual net annual distribution per Unit you receive will vary from that set forth above with changes in a Trust's fees and expenses, dividends received, currency exchange rates, foreign withholding and with the sale of Securities. See "Fee Table" and "Expenses and Charges." Dividend yield was not a selection criterion for the Target Small-Cap Portfolio, the Target VIP Portfolio, the Target VIP Aggressive Equity Portfolio, the Target VIP Conservative Equity Portfolio or the Total Target Portfolio. At the Rollover Notification Date for Rollover Unit holders or upon termination of a Trust for Remaining Unit holders, amounts in the Income Account (which consist of dividends on the Securities) will be included in amounts distributed to Unit holders. The Trusts will distribute money from the Capital Account monthly on the last day of each month to Unit holders of record on the fifteenth day of such month if the amount available for distribution equals at least $1.00 per 100 Units. In any case, the Trusts will distribute any funds in the Capital Account as part of the final liquidation distribution.

(7) See "Amending or Terminating the Indenture."

                                  Fee Table

This Fee Table describes the fees and expenses that you may, directly or indirectly, pay if you buy and hold Units of a Trust. See "Public
Offering" and "Expenses and Charges." Although the Trusts have a term of approximately 15 months and are unit investment trusts rather than mutual funds, this information allows you to compare fees.

                                                               The Dow (sm)           European Target 20      Global Target 15
                                                               DART 5 Portfolio       Portfolio               Portfolio
                                                               2nd Quarter            2nd Quarter             2nd Quarter
                                                               2002 Series            2002 Series             2002 Series
                                                               __________________     ___________________     __________________
                                                                          Amount                   Amount                Amount
                                                                          per Unit                 per Unit              per Unit
                                                                          ________                 ________              ________
Unit Holder Sales Fees
(as a percentage of public offering price)
Maximum Sales Charge
Initial sales charge                                           1.00%(a)   $.100       1.00%(a)     $.100      1.00%(a)   $.100
Deferred sales charge                                          1.45%(b)   $.145       1.45%(b)     $.145      1.45%(b)   $.145
Creation and development fee                                   0.50%(c)   $.050       0.50%(c)     $.050      0.50%(c)   $.050
                                                               ________   _____       ________     _____      ________   _____
Maximum Sales Charge
(including creation and development fee                        2.95%      $.295       2.95%       $.295       2.95%      $.295
                                                               ========   =====       ========    =====       ========   =====

Organization Costs (as a percentage of public offering price)
Estimated organization costs                                   .250%(d)   $.0250      .275%(d)    $.0275      .250%(d)   $.0250
                                                               ========   ======      ========    ======      ========   ======

Estimated Annual Trust Operating Expenses(e)
(as a percentage of average net assets)
Portfolio supervision, bookkeeping, administrative and
   evaluation fees                                             .060%      $.0060      .060%       $.0060      .060%      $.0060
Trustee's fee and other operating expenses                     .127%(f)   $.0127      .227%(f)    $.0227      .196%(f)   $.0196
                                                               ________   ______      ________    ______      ________   ______
Total                                                          .187%      $.0187      .287%       $.0287      .256%      $.0256
                                                               ========   ======      ========    ======      ========   ======

                                                               Target                                      Target VIP Aggressive
                                                               Small-Cap             Target VIP            Equity Portfolio
                                                               Portfolio, 2nd        Portfolio, 2nd        2nd Quarter
                                                               Quarter 2002 Series   Quarter 2002 Series   2002 Series
                                                               ___________________   ___________________   __________________
                                                                          Amount                Amount               Amount
                                                                          per Unit              per Unit             per Uni
                                                                          ________              ________             ________
Unit Holder Sales Fees
(as a percentage of public offering price)

Maximum Sales Charge
Initial sales charge                                           1.00%(a)   $.100      1.00%(a)   $.100      1.00%(a)  $.100
Deferred sales charge                                          1.45%(b)   $.145      1.45%(b)   $.145      1.45%(b)  $.145
Creation and development fee                                   0.50%(c)   $.050      0.50%(c)   $.050      0.50%(c)  $.050
                                                               ________   _____      ________   _____      ________  _____
Maximum Sales Charge
   (including creation and development fee)                    2.95%      $.295      2.95%      $.295      2.95%     $.295
                                                               ========   =====      ========   =====      ========  =====

Organization Costs (as a percentage of public offering price)
Estimated organization costs                                   .250%(d)   $.0250     .250%(d)   $.0250     .250%(d)  $.0250
                                                               ========   ======     ========   ======     ========  ======

Estimated Annual Trust Operating Expenses(e)
(as a percentage of average net assets)
Portfolio supervision, bookkeeping, administrative and
   evaluation fees                                             .060%      $.0060      .060%     $.0060     .060%     $.0060
Trustee's fee and other operating expenses                     .107%(f)   $.0107      .312%(f)  $.0312     .281%(f)  $.0281
                                                               ________   ______      _______   ______     ________  ______
Total                                                          .167%      $.0167      .372$     $.0372     .341%     $.0341
                                                               ========   ======      =======   ======     ========  ======

                                                               Target VIP
                                                               Conservative           Total Target
                                                               Equity Portfolio       Portfolio
                                                               2nd Quarter            2nd Quarter
                                                               2002 Series            2002 Series
                                                               ___________________    ______________
                                                                           Amount               Amount
                                                                           per Unit             per Uni
                                                                           ________             ________
Unit Holder Sales Fees
(as a percentage of public offering price)

Maximum Sales Charge
Initial sales charge                                           1.00%(a)    $.100      1.00%(a)  $.100
Deferred sales charge                                          1.45%(b)    $.145      1.45%(b)  $.145
Creation and development fee                                   0.50%(c)    $.050      0.50%(c)  $.050
                                                               ________     _____     ________  _____
Maximum Sales Charge
   (including creation and development fee)                    2.95%       $.295      2.95%     $.295
                                                               ========    =====      ========  =====

Organization Costs (as a percentage of public offering price)
Estimated organization costs                                   .250%(d)    $.0250     .250%(d)  $.0250
                                                               ========    ======     ========  =====

Estimated Annual Trust Operating Expenses(e)
(as a percentage of average net assets)
Portfolio supervision, bookkeeping, administrative and
  evaluation fees                                              .060%       $.0060     .060%     $.0060
Trustee's fee and other operating expenses                     .261%(f)    $.0261     .159%(f)  $.0159
                                                               ________    ______     ________  ______
Total                                                          .321%       $.0321     .219%     $.0219
                                                               ========    ======     ========  ======



                                 Example

This example is intended to help you compare the cost of investing in a Trust with the cost of investing in other investment products. The example assumes that you invest $10,000 in a Trust for the periods shown and then sell your Units at the end of those periods. The example also assumes a 5% return on your investment each year and that a Trust's operating expenses stay the same. The example does not take into consideration transaction fees which may be charged by certain broker/dealers for processing redemption requests. Although your actual costs may vary, based on these assumptions your costs would be:


                                                                          1 Year     3 Years     5 Years    10 Years
                                                                          ______     _______     _______    ________
The Dow(sm) DART 5 Portfolio, 2(nd) Quarter 2002 Series                   $ 339      $ 830       $1,348     $2,764
European Target 20 Portfolio, 2(nd) Quarter 2002 Series                     351        867        1,410      2,888
Global Target 15 Portfolio, 2(nd) Quarter 2002 Series                       346        851        1,382      2,833
Target Small-Cap Portfolio, 2(nd) Quarter 2002 Series                       337        824        1,338      2,744
Target VIP Portfolio, 2(nd) Quarter 2002 Series                             357        885        1,439      2,946
Target VIP Aggressive Equity Portfolio, 2(nd) Quarter 2002 Series           354        876        1,424      2,916
Target VIP Conservative Equity Portfolio, 2(nd) Quarter 2002 Series         352        870        1,414      2,897
Total Target Portfolio, 2(nd) Quarter 2002 Series                           342        840        1,364      2,796

The example assumes that the principal amount and distributions are rolled annually into a New Trust, and you are subject to a reduced transactional sales charge.

_____________

(a) The combination of the initial and deferred sales charge comprises what we refer to as the "transactional sales charge." The initial sales charge is actually equal to the difference between the maximum sales charge of 2.95% and the sum of any remaining deferred sales charge and creation and development fee.

(b) The deferred sales charge is a fixed dollar amount equal to $.145 per Unit which, as a percentage of the Public Offering Price, will vary over time. The deferred sales charge will be deducted in three monthly installments commencing July 19, 2002.

(c) The creation and development fee compensates the Sponsor for creating and developing the Trusts. The creation and development fee is a charge of $.050 per Unit collected at the end of the initial offering period which is expected to be approximately 90 days from the Initial Date of Deposit. If the price you pay for your Units exceeds $10 per Unit, the creation and development fee will be less than 0.50%; if the price you pay for your Units is less than $10 per Unit, the creation and development fee will exceed 0.50%.

(d) Estimated organization costs will be deducted from the assets of each Trust at the end of the initial offering period.

(e) Each of the fees listed herein is assessed on a fixed dollar amount per Unit basis which, as a percentage of average net assets, will vary over time.

(f) Other operating expenses for certain Trusts include estimated per Unit costs associated with a license fee as described in "Expenses and Charges," but do not include brokerage costs and other portfolio transaction fees for any of the Trusts. In certain circumstances the Trusts may incur additional expenses not set forth above. See "Expenses and Charges."

                     Report of Independent Auditors

The Sponsor, Nike Securities L.P., and Unit Holders

FT 611


We have audited the accompanying statements of net assets, including the schedules of investments, of FT 611, comprising The Dow(sm) DART 5 Portfolio, 2(nd) Quarter 2002 Series; European Target 20 Portfolio, 2(nd) Quarter 2002 Series; Global Target 15 Portfolio, 2(nd) Quarter 2002 Series; Target Small-Cap Portfolio, 2(nd) Quarter 2002 Series; Target VIP Portfolio, 2(nd) Quarter 2002 Series; Target VIP Aggressive Equity Portfolio, 2(nd) Quarter 2002 Series; Target VIP Conservative Equity Portfolio, 2(nd) Quarter 2002 Series; and Total Target Portfolio, 2(nd) Quarter 2002 Series (the "Trusts"), as of the opening of business on March 28, 2002 (Initial Date of Deposit). These statements of net assets are the responsibility of the Trusts' Sponsor. Our responsibility is to express an opinion on these statements of net assets based on our audits.



We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the statements of net assets are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statements of net assets. Our procedures included confirmation of the irrevocable letter of credit held by JPMorgan Chase Bank, the Trustee, and allocated among the Trusts for the purchase of Securities, as shown in the statements of net assets, as of the opening of business on March 28, 2002, by correspondence with the Trustee. An audit also includes assessing the accounting principles used and significant estimates made by the Trusts' Sponsor, as well as evaluating the overall presentation of the statements of net assets. We believe that our audits of the statements of net assets provide a reasonable basis for our opinion.



In our opinion, the statements of net assets referred to above present fairly, in all material respects, the financial position of FT 611, comprising The Dow(sm) DART 5 Portfolio, 2(nd) Quarter 2002 Series; European Target 20 Portfolio, 2(nd) Quarter 2002 Series; Global Target 15 Portfolio, 2(nd) Quarter 2002 Series; Target Small-Cap Portfolio, 2(nd) Quarter 2002 Series; Target VIP Portfolio, 2(nd) Quarter 2002 Series; Target VIP Aggressive Equity Portfolio, 2(nd) Quarter 2002 Series; Target VIP Conservative Equity Portfolio, 2(nd) Quarter 2002 Series; and Total Target Portfolio, 2(nd) Quarter 2002 Series, at the opening of business on March 28, 2002 (Initial Date of Deposit) in conformity with accounting principles generally accepted in the United States of America.


DELOITTE & TOUCHE LLP


Chicago, Illinois
March 28, 2002

                        Statements of Net Assets

                                 FT 611


                    At the Opening of Business on the
                 Initial Date of Deposit-March 28, 2002



                                                The Dow(sm)        European Target 20   Global Target 15    Target Small-Cap
                                                DART 5 Portfolio   Portfolio            Portfolio           Portfolio
                                                2(nd) Quarter      2(nd) Quarter        2(nd) Quarter       2(nd) Quarter
                                                2002 Series        2002 Series          2002 Series         2002 Series
                                                _____________      _____________        _____________       _____________
NET ASSETS
Investment in Securities represented
   by purchase contracts (1) (2)                $ 148,535          $ 148,527            $ 148,981            $ 148,487
Less liability for reimbursement to Sponsor
   for organization costs (3)                        (375)              (413)                (376)                (375)
Less liability for deferred sales charge (4)       (2,175)            (2,175)              (2,182)              (2,175)
Less liability for creation and development          (750)              (750)                (752)                (750)
fee (5)
                                                  _______            _______              _______              _______
Net assets                                       $145,235           $145,189             $145,671             $145,187
                                                  =======            =======              =======              =======
Units outstanding                                  15,003             15,003               15,049               14,999

ANALYSIS OF NET ASSETS
Cost to investors (6)                            $150,036           $150,028             $150,486             $149,987
Less maximum transactional sales charge (6)        (4,426)            (4,426)              (4,439)              (4,425)
Less estimated reimbursement to Sponsor
   for organization costs (3)                        (375)              (413)                (376)                (375)
                                                 ________            _______              _______              _______
Net assets                                       $145,235           $145,189             $145,671             $145,187
                                                  =======            =======              =======              =======

__________

See "Notes to Statements of Net Assets" on page 10.


                         Statements of Net Assets

                                 FT 611


                    At the Opening of Business on the
                 Initial Date of Deposit-March 28, 2002



                                                Target VIP         Target VIP           Target VIP           Total Target
                                                Portfolio          Aggressive Equity    Conservative Equity  Portfolio
                                                2(nd) Quarter      Portfolio, 2(nd)     Portfolio, 2(nd)     2(nd) Quarter
                                                2002 Series        Quarter 2002 Series  Quarter 2002 Series  2002 Series
                                                _____________      _____________        _____________        _____________
NET ASSETS
Investment in Securities represented
   by purchase contracts (1) (2)                $396,149           $276,009             $275,975             $148,529
Less liability for reimbursement to Sponsor
   for organization costs (3)                     (1,000)              (697)                (697)                (375)
Less liability for deferred sales charge (4)      (5,802)            (4,043)              (4,042)              (2,175)
Less liability for creation and development       (2,000)            (1,394)              (1,394)                (750)
fee (5)
                                                 _______            _______              _______              _______
Net assets                                      $387,347           $269,875             $269,842             $145,229
                                                 =======            =======              =======              =======
Units outstanding                                 40,015             27,880               27,876               15,003

ANALYSIS OF NET ASSETS
Cost to investors (6)                           $400,151          $ 278,796            $ 278,762             $150,030
Less maximum transactional sales charge (6)      (11,804)           (8,224)               (8,223)              (4,426)
Less estimated reimbursement to Sponsor
   for organization costs (3)                     (1,000)              (697)                (697)                (375)
                                                 _______            _______              _______              _______
Net assets                                      $387,347           $269,875             $269,842             $145,229
                                                 =======            =======              =======              =======

__________

See "Notes to Statements of Net Assets" on page 10.

Page 9


                    NOTES TO STATEMENTS OF NET ASSETS

(1) Aggregate cost of the Securities listed under "Schedule of Investments" for each Trust is based on their aggregate underlying value.

(2) An irrevocable letter of credit for $2,500,000 issued by JPMorgan Chase Bank ($1,000,000 of which will be allocated among each of The Dow(sm) DART 5 Portfolio, 2(nd) Quarter 2002 Series; European Target 20 Portfolio, 2(nd) Quarter 2002 Series; Global Target 15 Portfolio, 2(nd) Quarter 2002 Series; Target Small-Cap Portfolio, 2(nd) Quarter 2002 Series; and the Total Target Portfolio, 2(nd) Quarter 2002 Series; and $1,500,000 of which will be allocated among each of the Target VIP Portfolio, 2(nd) Quarter 2002 Series; the Target VIP Aggressive Equity Portfolio, 2(nd) Quarter 2002 Series; and the Target VIP Conservative Equity Portfolio, 2(nd) Quarter 2002 Series) has been deposited with the Trustee as collateral, covering the monies necessary for the purchase of the Securities according to their purchase contracts.

(3) A portion of the Public Offering Price consists of an amount sufficient to reimburse the Sponsor for all or a portion of the costs of establishing the Trusts. These costs have been estimated at $.0250, $.0275, $.0250, $.0250, $.0250, $.0250, $.0250 and $.0250 per Unit for
The Dow(sm) DART 5 Portfolio, 2(nd) Quarter 2002 Series; the European Target 20 Portfolio, 2(nd) Quarter 2002 Series; Global Target 15 Portfolio, 2(nd) Quarter 2002 Series; the Target Small-Cap Portfolio, 2(nd) Quarter 2002 Series; the Target VIP Portfolio, 2(nd) Quarter 2002 Series; the Target VIP Aggressive Equity Portfolio, 2(nd) Quarter 2002 Series; the Target VIP Conservative Equity Portfolio, 2(nd) Quarter 2002 Series; and Total Target Portfolio, 2(nd) Quarter 2002 Series, respectively. A payment will be made at the end of the initial offering period to an account maintained by the Trustee from which the obligation of the investors to the Sponsor will be satisfied. To the extent that actual organization costs of a Trust are greater than the estimated amount, only the estimated organization costs added to the Public Offering Price will be reimbursed to the Sponsor and deducted from the assets of such Trust.

(4) Represents the amount of mandatory deferred sales charge distributions from a Trust ($.145 per Unit), payable to the Sponsor in three approximately equal monthly installments beginning on July 19, 2002 and on the twentieth day of each month thereafter (or if such date is not a business day, on the preceding business day) through September 20, 2002. If Unit holders redeem Units before September 20, 2002 they will have to pay the remaining amount of the deferred sales charge applicable to such Units when they redeem them.

(5) The creation and development fee is payable by a Trust on behalf of Unit holders out of assets of a Trust at the end of the initial offering period. If Units are redeemed prior to the close of the initial offering period, the fee will not be deducted from the proceeds.

(6) The aggregate cost to investors in a Trust includes a maximum sales charge (comprised of an initial and a deferred sales charge and the creation and development fee) computed at the rate of 2.95% of the Public Offering Price (equivalent to 2.980% of the net amount invested, exclusive of the deferred sales charge and the creation and development fee), assuming no reduction of the maximum sales charge as set forth under "Public Offering."

                          Schedule of Investments

  The Dow(sm) Dividend And Repurchase Target 5 Portfolio, 2(nd) Quarter
                               2002 Series
                                 FT 611


                    At the Opening of Business on the
                 Initial Date of Deposit-March 28, 2002



                                                                           Percentage
Number                                                                     of Aggregate  Market      Cost of        Current
of         Ticker Symbol and                                               Offering      Value per   Securities to  Dividend
Shares     Name of Issuer of Securities (1)                                Price         Share       the Trust (2)  Yield (3)
______     _______________________________________                         ___________   ________    _____________  ______
  628      BA        The Boeing Company                                     20%         $ 47.330     $  29,723      1.44%
1,298      DIS       The Walt Disney Company                                20%           22.890        29,711      0.92%
  517      MRK       Merck & Co., Inc.                                      20%           57.410        29,681      2.44%
  837      JPM       J.P. Morgan Chase & Co. (4)                            20%           35.500        29,714      3.83%
  789      SBC       SBC Communications Inc.                                20%           37.650        29,706      2.87%
                                                                           ______                     ________
                          Total Investments                                100%                       $148,535
                                                                           =====                      ========

___________

See "Notes to Schedules of Investments" on page 25.


                         Schedule of Investments

         European Target 20 Portfolio, 2(nd) Quarter 2002 Series
                                 FT 611


                    At the Opening of Business on the
                 Initial Date of Deposit-March 28, 2002



                                                                             Percentage
Number                                                                       of Aggregate  Market      Cost of        Current
of        Ticker Symbol and                                                  Offering      Value       Securities to  Dividend
Shares    Name of Issuer of Securities (1)                                   Price         per Share   the Trust (2)  Yield (3)
______    _______________________________________                            _________     _________   _________      _________
  397     AABA NA      ABN AMRO Holding NV                                     5%         $18.721     $  7,432        4.20%
  534     ANL LN       Abbey National Plc                                      5%          13.896        7,420        5.69%
  454     AAL LN       Anglo American Plc                                      5%          16.356        7,426        3.29%
  766     BATS LN      British American Tobacco Plc                            5%           9.693        7,425        5.22%
  719     CGNU LN      CGNU Plc                                                5%          10.326        7,424        5.82%
  501     ELE SM       Endesa, S.A.                                            5%          14.819        7,424        4.02%
1,342     ENEL IM      Enel SpA                                                5%           5.533        7,426        4.11%
  516     ENI IM       Eni SpA                                                 5%          14.400        7,430        4.55%
  332     FORB BB      Fortis                                                  5%          22.342        7,418        3.44%
  680     HBOS LN      HBOS Plc                                                5%          10.923        7,428        4.05%
  651     HSBA LN      HSBC Holdings Plc                                       5%          11.407        7,426        4.63%
  277     INGA NA      ING Groep N.V.                                          5%          26.837        7,434        3.85%
  733     LLOY LN      Lloyds TSB Group Plc                                    5%          10.127        7,423        5.26%
  751     PRU LN       Prudential Plc                                          5%           9.892        7,429        4.06%
  584     REP SM       Repsol YPF, S.A.                                        5%          12.716        7,426        3.57%
  653     SPI IM       Sanpaolo IMI SpA                                        5%          11.363        7,420        4.38%
  689     STAN LN      Standard Chartered Plc                                  5%          10.781        7,428        4.34%
  937     STL NO       Statoil ASA                                             5%           7.922        7,423        4.07%
1,533     TIM IM       Telecom Italia Mobile SpA (T.I.M.)                      5%           4.844        7,425        4.22%
   33     ZURN VX      Zurich Financial Services AG                            5%         225.459        7,440        2.11%
                                                                             _______                  ________
                               Total Investments                             100%                     $148,527
                                                                             =======                  ========

___________

See "Notes to Schedules of Investments" on page 25.


                         Schedule of Investments

          Global Target 15 Portfolio, 2(nd) Quarter 2002 Series
                                 FT 611


                    At the Opening of Business on the
                 Initial Date of Deposit-March 28, 2002



                                                                              Percentage                Cost of
Number                                                                        of Aggregate   Market     Securities  Current
of        Ticker Symbol and                                                   Offering       Value per  to the      Dividend
Shares    Name of Issuer of Securities (1)                                    Price          Share      Trust (2)   Yield (3)
______    _______________________________________                             ___________    ________   ___________ ________
                                                                                                        __
          DJIA COMPANIES:
          _______________
  205     DD         E.I. du Pont de Nemours and Company                       6.66%        $48.370    $  9,916      2.89%
  319     EK         Eastman Kodak Company                                     6.64%         31.000       9,889      5.81%
  231     IP         International Paper Company                               6.64%         42.860       9,901      2.33%
  279     JPM        J.P. Morgan Chase & Co. (4)                               6.65%         35.500       9,904      3.83%
  263     SBC        SBC Communications Inc.                                   6.65%         37.650       9,902      2.87%

          FT INDEX COMPANIES:
          ___________________
2,090     ICI LN     Imperial Chemical Industries Plc                          6.65%         4.738        9,902      5.01%
5,657     ISYS LN    Invensys Plc                                              6.64%         1.750        9,900      5.60%
2,756     PO/ LN     The Peninsular and Oriental Steam Navigation Company      6.65%         3.593        9,901      5.94%
2,385     RSA LN     Royal & Sun Alliance Insurance Group Plc                  6.65%         4.152        9,902      6.09%
2,043     TATE LN    Tate & Lyle Plc                                           6.64%         4.845        9,898      5.81%

          HANG SENG INDEX COMPANIES:
          _________________________
 6,000    1038 HK    Cheung Kong Infrastructure Holdings Limited               6.50%         1.615        9,692      5.00%
 5,000    267 HK     CITIC Pacific Limited                                     6.90%         2.058       10,288      4.98%
12,000    10 HK      Hang Lung Group Limited                                   6.92%         0.859       10,307      6.57%
10,000    101 HK     Hang Lung Properties Limited                              6.37%         0.949        9,487      5.41%
10,000    14 HK      Hysan Development Company Limited                         6.84%         1.019       10,192      4.78%
                                                                             ______                    ________
                             Total Investments                               100.00%                   $148,981
                                                                             ======                    ========

_____________

See "Notes to Schedules of Investments" on page 25.


                          Schedule of Investments

          Target Small-Cap Portfolio, 2(nd) Quarter 2002 Series
                                 FT 611


                    At the Opening of Business on the
                 Initial Date of Deposit-March 28, 2002



Number                                                                      Percentage          Market        Cost of
of        Ticker Symbol and                                                 of Aggregate        Value per     Securities to
Shares    Name of Issuer of Securities (1)                                  Offering Price      Share         the Trust (2)
______    _______________________________________                           ____________        ________      ____________
161       AFCE       AFC Enterprises, Inc.                                    3.70%           $ 34.150        $  5,498
136       AIN        Albany International Corp. (Class A)                     2.74%             29.980           4,077
128       ABFS       Arkansas Best Corporation                                2.38%             27.620           3,535
120       BPFH       Boston Private Financial Holdings, Inc.                  2.16%             26.700           3,204
134       CNMD       CONMED Corporation                                       2.25%             24.960           3,345
172       CKP        Checkpoint Systems, Inc.                                 1.83%             15.810           2,719
130       CHBS       Christopher & Banks Corporation                          2.92%             33.380           4,339
 94       DCOM       Dime Community Bancshares                                1.91%             30.190           2,838
104       ELK        Elcor Corporation                                        1.59%             22.770           2,368
131       ELBO       Electronics Boutique Holdings Corp.                      3.04%             34.460           4,514
186       BOBE       Bob Evans Farms, Inc.                                    3.52%             28.080           5,223
173       FEIC       FEI Company                                              4.08%             35.040           6,062
165       FOSL       Fossil, Inc.                                             3.00%             27.050           4,463
160       JH         John H. Harland Company                                  3.28%             30.410           4,866
279       HTLD       Heartland Express, Inc.                                  3.77%             20.070           5,600
 71       ICUI       ICU Medical, Inc.                                        1.72%             36.010           2,557
125       ESI        ITT Educational Services, Inc.                           3.82%             45.320           5,665
134       INTL       Inter-Tel, Incorporated                                  1.55%             17.180           2,302
 35       KSWS       K-Swiss Inc. (Class A)                                   0.99%             41.800           1,463
 58       KNSY       Kensey Nash Corporation                                  0.65%             16.690             968
111       KOSP       Kos Pharmaceuticals, Inc.                                2.04%             27.310           3,031
144       MANH       Manhattan Associates, Inc.                               3.54%             36.510           5,257
132       MTW        The Manitowoc Company, Inc.                              3.60%             40.490           5,345
 46       MATR       Matria Healthcare, Inc.                                  0.73%             23.500           1,081
127       MNTR       Mentor Corporation                                       3.04%             35.600           4,521
129       OCLR       Ocular Sciences, Inc.                                    2.30%             26.510           3,420
 87       OTRKB      Oshkosh Truck Corporation                                3.35%             57.150           4,972
117       RECN       Resources Connection, Inc.                               2.19%             27.740           3,246
105       ROAD       Roadway Corporation                                      2.66%             37.550           3,943
136       POOL       SCP Pool Corporation                                     3.02%             33.000           4,488
220       SRNA       SERENA Software, Inc.                                    2.84%             19.150           4,213
 31       SCSC       ScanSource, Inc.                                         1.28%             61.250           1,899
137       SOL        Sola International Inc.                                  1.33%             14.450           1,980
219       SONC       Sonic Corp.                                              3.92%             26.550           5,815
217       SYKE       Sykes Enterprises, Incorporated                          1.41%              9.650           2,094
172       TOO        Too Inc.                                                 3.42%             29.500           5,074
103       URS        URS Corporation                                          2.30%             33.100           3,409
103       UNFI       United Natural Foods, Inc.                               1.72%             24.750           2,549
109       WW         Watson Wyatt & Company Holdings                          1.98%             26.910           2,933
217       WYPT       Waypoint Financial Corp.                                 2.43%             16.640           3,611
                                                                            _______                           ________
                             Total Investments                              100.00%                           $148,487
                                                                            =======                           ========

___________

See "Notes to Schedules of Investments" on page 25.


                           Schedule of Investments

             Target VIP Portfolio, 2(nd) Quarter 2002 Series
                                 FT 611


                    At the Opening of Business on the
                 Initial Date of Deposit-March 28, 2002



Number                                                                             Percentage       Market      Cost of
of        Ticker Symbol and Name of                                                of Aggregate     Value       Securities to
Shares    Issuer of Securities (1)                                                 Offering Price   per Share   the Trust (2)
______    _______________________________                                          ____________     _________   _____________
          Dow(sm) DART 5 Strategy Stocks (16.67%):
          ____________________________________
279       BA          The Boeing Company                                             3.33%          $ 47.330     $13,205
577       DIS         The Walt Disney Company                                        3.34%            22.890      13,208
230       MRK         Merck & Co., Inc.                                              3.33%            57.410      13,204
372       JPM         J.P. Morgan Chase & Co. (4)                                    3.33%            35.500      13,206
351       SBC         SBC Communications Inc.                                        3.34%            37.650      13,215

          European Target 20 Strategy Stocks (16.67%):
          ____________________________________
176       AABA NA     ABN AMRO Holding NV                                            0.83%            18.720       3,295
237       ANL LN      Abbey National Plc                                             0.83%            13.896       3,293
202       AAL LN      Anglo American Plc                                             0.84%            16.356       3,304
340       BATS LN     British American Tobacco Plc                                   0.83%             9.693       3,296
319       CGNU LN     CGNU Plc                                                       0.83%            10.326       3,294
223       ELE SM      Endesa, S.A.                                                   0.84%            14.819       3,305
596       ENEL IM     Enel SpA                                                       0.83%             5.533       3,298
229       ENI IM      Eni SpA                                                        0.83%            14.400       3,298
148       FORB BB     Fortis                                                         0.84%            22.342       3,307
302       HBOS LN     HBOS Plc                                                       0.83%            10.923       3,299
289       HSBA LN     HSBC Holdings Plc                                              0.83%            11.407       3,297
123       INGA NA     ING Groep N.V.                                                 0.84%            26.837       3,301
326       LLOY LN     Lloyds TSB Group Plc                                           0.84%            10.127       3,301
333       PRU LN      Prudential Plc                                                 0.83%             9.892       3,294
259       REP SM      Repsol YPF, S.A.                                               0.83%            12.716       3,293
290       SPI IM      Sanpaolo IMI SpA                                               0.83%            11.363       3,295
306       STAN LN     Standard Chartered Plc                                         0.83%            10.781       3,299
416       STL NO      Statoil ASA                                                    0.83%             7.922       3,295
681       TIM IM      Telecom Italia Mobile SpA (T.I.M.)                             0.83%             4.844       3,299
 15       ZURN VX     Zurich Financial Services AG                                   0.85%           225.459       3,382

          The Nasdaq(R) Target 15 Strategy Stocks (16.64%):
          ____________________________________
141       ADBE        Adobe Systems Incorporated                                     1.38%            38.850       5,478
 66       APOL        Apollo Group, Inc. (Class A)                                   0.89%            53.300       3,518
168       BBBY        Bed Bath & Beyond Inc.                                         1.43%            33.660       5,655
 52       CDWC        CDW Computer Centers, Inc.                                     0.64%            48.880       2,542
101       CTAS        Cintas Corporation                                             1.26%            49.530       5,002
225       CPWR        Compuware Corporation                                          0.71%            12.470       2,806
113       KLAC        KLA-Tencor Corporation                                         1.83%            64.320       7,268
 80       MCHP        Microchip Technology Incorporated                              0.83%            41.120       3,290
 89       NVDA        NVIDIA Corporation                                             1.02%            45.500       4,049
 45       PCAR        PACCAR Inc.                                                    0.83%            72.960       3,283
 54       QLGC        QLogic Corporation                                             0.66%            48.340       2,610
276       SPLS        Staples, Inc.                                                  1.40%            20.080       5,542
228       SBUX        Starbucks Corporation                                          1.35%            23.470       5,351
 83       SYMC        Symantec Corporation                                           0.85%            40.580       3,368
199       USAI        USA Networks, Inc.                                             1.56%            31.030       6,175


                       Schedule of Investments (cont'd.)

             Target VIP Portfolio, 2(nd) Quarter 2002 Series
                                 FT 611


At the Opening of Business on the Initial Date of Deposit-March 28, 2002


Number                                                                              Percentage       Market      Cost of
of        Ticker Symbol and Name of                                                 of Aggregate     Value       Securities to
Shares    Issuer of Securities (1)                                                  Offering Price   per Share   the Trust (2)
______    _______________________________                                           ____________     _________   _____________
          The S&P Target 24 Strategy Stocks (16.66%):
          ____________________________________
  7       AT          ALLTEL Corporation                                              0.10%        $ 55.210     $   386
 19       ADSK        Autodesk, Inc.                                                  0.22%          46.070         875
 27       AZO         AutoZone, Inc.                                                  0.46%          68.300       1,844
 13       AVP         Avon Products, Inc.                                             0.18%          54.350         707
  3       CTL         CenturyTel, Inc.                                                0.02%          33.410         100
103       CEFT        Concord EFS, Inc.                                               0.85%          32.910       3,390
 14       DLX         Deluxe Corporation                                              0.16%          44.130         618
 80       XOM         Exxon Mobil Corporation                                         0.89%          43.950       3,516
 40       GD          General Dynamics Corporation                                    0.96%          95.240       3,810
 77       HDI         Harley-Davidson, Inc.                                           1.07%          54.880       4,226
 68       JNJ         Johnson & Johnson                                               1.12%          65.140       4,429
 68       KLAC        KLA-Tencor Corporation                                          1.10%          64.320       4,374
 75       MMC         Marsh & McLennan Companies, Inc.                                2.14%         112.740       8,456
114       MXIM        Maxim Integrated Products, Inc.                                 1.57%          54.590       6,223
  6       MEDI        MedImmune, Inc.                                                 0.06%          41.040         246
 43       NKE         NIKE, Inc. (Class B) (5)                                        0.66%          61.000       2,623
 99       PEP         PepsiCo, Inc.                                                   1.28%          51.050       5,054
140       PFE         Pfizer Inc.                                                     1.41%          39.920       5,589
 50       PCL         Plum Creek Timber Company, Inc.                                 0.38%          29.840       1,492
 20       PGR         The Progressive Corporation                                     0.83%         164.040      3,281
 25       RD          Royal Dutch Petroleum Company (6)                               0.34%          54.100       1,352
 75       SBC         SBC Communications Inc.                                         0.71%          37.650       2,824
  1       SUN         Sunoco, Inc.                                                    0.01%          40.540          41
 10       WWY         Wm. Wrigley Jr. Company                                         0.14%          53.950         539

          Target Small-Cap Strategy Stocks (16.68%):
          ____________________________________
 72       AFCE        AFC Enterprises, Inc.                                           0.62%          34.150       2,459
 60       AIN         Albany International Corp. (Class A)                            0.45%          29.980       1,799
 57       ABFS        Arkansas Best Corporation                                       0.40%          27.620       1,574
 53       BPFH        Boston Private Financial Holdings, Inc.                         0.36%          26.700       1,415
 60       CNMD        CONMED Corporation                                              0.39%          24.960       1,498
 76       CKP         Checkpoint Systems, Inc.                                        0.30%          15.810       1,202
 58       CHBS        Christopher & Banks Corporation                                 0.49%          33.380       1,936
 42       DCOM        Dime Community Bancshares                                       0.32%          30.190       1,268
 46       ELK         Elcor Corporation                                               0.26%          22.770       1,047
 58       ELBO        Electronics Boutique Holdings Corp.                             0.50%          34.460       1,999
 83       BOBE        Bob Evans Farms, Inc.                                           0.59%          28.080       2,331
 77       FEIC        FEI Company                                                     0.68%          35.040       2,698
 73       FOSL        Fossil, Inc.                                                    0.50%          27.050       1,975
 71       JH          John H. Harland Company                                         0.54%          30.410       2,159
124       HTLD        Heartland Express, Inc.                                         0.63%          20.070       2,489
 32       ICUI        ICU Medical, Inc.                                               0.29%          36.010       1,152
 55       ESI         ITT Educational Services, Inc.                                  0.63%          45.320       2,493
 60       INTL        Inter-Tel, Incorporated                                         0.26%          17.180       1,031
 16       KSWS        K-Swiss Inc. (Class A)                                          0.17%          41.800         669
 26       KNSY        Kensey Nash Corporation                                         0.11%          16.690         434
 49       KOSP        Kos Pharmaceuticals, Inc.                                       0.34%          27.310       1,338

                     Schedule of Investments (cont'd.)

             Target VIP Portfolio, 2(nd) Quarter 2002 Series
                                 FT 611


At the Opening of Business on the Initial Date of Deposit-March 28, 2002


Number                                                                            Percentage       Market      Cost of
of        Ticker Symbol and Name of                                               of Aggregate     Value       Securities to
Shares    Issuer of Securities (1)                                                Offering Price   per Share   the Trust (2)
______    _______________________________                                         ____________     _________   _____________
          Target Small-Cap Strategy Stocks (cont'd.):
          ____________________________________
 64       MANH        Manhattan Associates, Inc.                                    0.59%          $ 36.510     $ 2,337
 58       MTW         The Manitowoc Company, Inc.                                   0.59%            40.490       2,348
 21       MATR        Matria Healthcare, Inc.                                       0.13%            23.500         493
 57       MNTR        Mentor Corporation                                            0.51%            35.600       2,029
 58       OCLR        Ocular Sciences, Inc.                                         0.39%            26.510       1,538
 39       OTRKB       Oshkosh Truck Corporation                                     0.56%            57.150       2,229
 52       RECN        Resources Connection, Inc.                                    0.36%            27.740       1,442
 47       ROAD        Roadway Corporation                                           0.45%            37.550       1,765
 60       POOL        SCP Pool Corporation                                          0.50%            33.000       1,980
 98       SRNA        SERENA Software, Inc.                                         0.47%            19.150       1,877
 14       SCSC        ScanSource, Inc.                                              0.22%            61.250         857
 61       SOL         Sola International Inc.                                       0.22%            14.450         881
 97       SONC        Sonic Corp.                                                   0.65%            26.550       2,575
 96       SYKE        Sykes Enterprises, Incorporated                               0.23%             9.650         926
 76       TOO         Too Inc.                                                      0.57%            29.500       2,242
 46       URS         URS Corporation                                               0.39%            33.100       1,523
 46       UNFI        United Natural Foods, Inc.                                    0.29%            24.750       1,138
 48       WW          Watson Wyatt & Company Holdings                               0.33%            26.910       1,292
 96       WYPT        Waypoint Financial Corp.                                      0.40%            16.640       1,597

          Value Line(R) Target 25 Strategy Stocks (16.68%):
          ____________________________________
105       AXL         American Axle & Manufacturing Holdings, Inc.                  0.76%            28.810       3,025
 15       AMWD        American Woodmark Corporation                                 0.23%            61.200         918
 17       BZH         Beazer Homes USA, Inc.                                        0.34%            79.300       1,348
 77       CHS         Chico's FAS, Inc.                                             0.66%            34.000       2,618
 17       CUB         Cubic Corporation                                             0.29%            67.000       1,139
 74       CFI         Culp, Inc.                                                    0.17%             8.990         665
 65       BOBE        Bob Evans Farms, Inc.                                         0.46%            28.080       1,825
 48       FRED        Fred's, Inc.                                                  0.43%            35.670       1,712
 72       GAP         The Great Atlantic & Pacific Tea Company, Inc.                0.50%            27.360       1,970
 36       HKF         Hancock Fabrics, Inc.                                         0.17%            18.250         657
194       DHI         D.R. Horton, Inc.                                             1.87%            38.250       7,420
 44       HOV         Hovnanian Enterprises, Inc. (Class A)                         0.30%            27.060       1,191
 44       LNY         Landry's Restaurants, Inc.                                    0.26%            23.410       1,030
109       LEN         Lennar Corporation                                            1.47%            53.450       5,826
126       MIK         Michaels Stores, Inc.                                         1.20%            37.800       4,763
129       MHK         Mohawk Industries, Inc.                                       1.97%            60.350       7,785
 15       NVR         NVR, Inc.                                                     1.21%           319.250       4,789
166       OHP         Oxford Health Plans, Inc.                                     1.75%            41.750       6,930
178       PIR         Pier 1 Imports, Inc.                                          0.94%            20.870       3,715
 45       RKT         Rock-Tenn Company (Class A)                                   0.24%            21.000         945
 26       RYL         The Ryland Group, Inc.                                        0.60%            91.650       2,383
 53       SKO         ShopKo Stores, Inc.                                           0.24%            18.150         962
 33       URBN        Urban Outfitters, Inc.                                        0.19%            23.170         765
 34       WMAR        West Marine, Inc.                                             0.17%            19.730         671
 31       WTSLA       The Wet Seal, Inc. (Class A)                                  0.26%            33.790       1,047
                                                                                  _______                       _______
                           Total Investments                                      100.00%                      $396,149
                                                                                  =======                      ========

___________

See "Notes to Schedules of Investments" on page 25.


                          Schedule of Investments

    Target VIP Aggressive Equity Portfolio, 2(nd) Quarter 2002 Series
                                 FT 611


                    At the Opening of Business on the
                 Initial Date of Deposit-March 28, 2002



Number                                                                           Percentage     Market      Cost of
of        Ticker Symbol and Name of                                              of Aggregate   Value       Securities to
Shares    Issuer of Securities (1)                                               Offering Price per Share   the Trust (2)
______    _______________________________                                        ____________   _________   ___________
          Dow(sm) DART 10 Strategy Stocks (19.98%):
          ____________________________________
  146     AA          Alcoa Inc.                                                   2.00%        $ 37.790     $ 5,517
  117     BA          The Boeing Company                                           2.00%          47.330       5,538
  241     DIS         The Walt Disney Company                                      2.00%          22.890       5,516
  178     EK          Eastman Kodak Company                                        2.00%          31.000       5,518
   91     GM          General Motors Corporation                                   1.99%          60.330       5,490
   96     MRK         Merck & Co., Inc.                                            2.00%          57.410       5,511
   47     MMM         Minnesota Mining and Manufacturing Company                   1.99%         116.960       5,497
  155     JPM         J.P. Morgan Chase & Co. (4)                                  1.99%          35.500       5,502
  103     MO          Philip Morris Companies Inc.                                 2.00%          53.590       5,520
  147     SBC         SBC Communications Inc.                                      2.01%          37.650       5,535

          Global Target 15 Strategy Stocks (10.05%):
          ____________________________________
          DJIA COMPANIES:
          _____________________
   38     DD          E.I. du Pont de Nemours and Company                          0.66%          48.370       1,838
   59     EK          Eastman Kodak Company                                        0.66%          31.000       1,829
   43     IP          International Paper Company                                  0.67%          42.860       1,843
   52     JPM         J.P. Morgan Chase & Co. (4)                                  0.67%          35.500       1,846
   49     SBC         SBC Communications Inc.                                      0.67%          37.650       1,845
          FT INDEX COMPANIES:
          ________________________
  389     ICI LN      Imperial Chemical Industries Plc                             0.67%           4.736       1,842
1,052     ISYS LN     Invensys Plc                                                 0.67%           1.749       1,840
  512     PO/ LN      The Peninsular and Oriental Steam Navigation Company         0.67%           3.591       1,839
  443     RSA LN      Royal & Sun Alliance Insurance Group Plc                     0.67%           4.149       1,838
  380     TATE LN     Tate & Lyle Plc                                              0.67%           4.843       1,840
          HANG SENG INDEX COMPANIES:
          _________________________________
1,000     1038 HK     Cheung Kong Infrastructure Holdings Limited                  0.58%           1.615       1,615
1,000     267 HK      CITIC Pacific Limited                                        0.74%           2.058       2,058
2,000     10 HK       Hang Lung Group Limited                                      0.62%           0.859       1,718
2,000     101 HK      Hang Lung Properties Limited                                 0.69%           0.949       1,898
2,000     14 HK       Hysan Development Company Limited                            0.74%           1.019       2,038

          The Nasdaq(R) Target 15 Strategy Stocks (15.00%):
          ____________________________________
   88     ADBE        Adobe Systems Incorporated                                   1.24%          38.850       3,419
   42     APOL        Apollo Group, Inc. (Class A)                                 0.81%          53.300       2,239
  105     BBBY        Bed Bath & Beyond Inc.                                       1.28%          33.660       3,534
   33     CDWC        CDW Computer Centers, Inc.                                   0.58%          48.880       1,613
   64     CTAS        Cintas Corporation                                           1.15%          49.530       3,170
  141     CPWR        Compuware Corporation                                        0.64%          12.470       1,758
   71     KLAC        KLA-Tencor Corporation                                       1.65%          64.320       4,567
   50     MCHP        Microchip Technology Incorporated                            0.74%          41.120       2,056
   56     NVDA        NVIDIA Corporation                                           0.92%          45.500       2,548
   28     PCAR        PACCAR Inc.                                                  0.74%          72.960       2,043
   34     QLGC        QLogic Corporation                                           0.60%          48.340       1,644
  173     SPLS        Staples, Inc.                                                1.26%          20.080       3,474
  143     SBUX        Starbucks Corporation                                        1.22%          23.470       3,356
   52     SYMC        Symantec Corporation                                         0.76%          40.580       2,110
  125     USAI        USA Networks, Inc.                                           1.41%          31.030       3,879


                     Schedule of Investments (cont'd.)

    Target VIP Aggressive Equity Portfolio, 2(nd) Quarter 2002 Series
                                 FT 611


                    At the Opening of Business on the
                 Initial Date of Deposit-March 28, 2002


Number                                                                              Percentage      Market    Cost of
of        Ticker Symbol and Name of                                                 of Aggregate    Value       Securities to
Shares    Issuer of Securities (1)                                                  Offering Price  per Share  the Trust (2)
______    _______________________________                                           ____________    _________   _____________
          The S&P Target 24 Strategy Stocks (30.01%):
          ____________________________________
  8       AT          ALLTEL Corporation                                              0.16%         $ 55.210     $   442
 24       ADSK        Autodesk, Inc.                                                  0.40%           46.070       1,106
 34       AZO         AutoZone, Inc.                                                  0.84%           68.300       2,322
 17       AVP         Avon Products, Inc.                                             0.34%           54.350         924
  4       CTL         CenturyTel, Inc.                                                0.05%           33.410         134
129       CEFT        Concord EFS, Inc.                                               1.54%           32.910       4,245
 17       DLX         Deluxe Corporation                                              0.27%           44.130         750
100       XOM         Exxon Mobil Corporation                                         1.59%           43.950       4,395
 51       GD          General Dynamics Corporation                                    1.76%           95.240       4,857
 97       HDI         Harley-Davidson, Inc.                                           1.93%           54.880       5,323
 85       JNJ         Johnson & Johnson                                               2.02%           65.140       5,537
 85       KLAC        KLA-Tencor Corporation                                          1.98%           64.320       5,467
 94       MMC         Marsh & McLennan Companies, Inc.                                3.84%          112.740      10,598
144       MXIM        Maxim Integrated Products, Inc.                                 2.85%           54.590       7,861
  7       MEDI        MedImmune, Inc.                                                 0.10%           41.040         287
 54       NKE         NIKE, Inc. (Class B) (5)                                        1.19%           61.000       3,294
124       PEP         PepsiCo, Inc.                                                   2.29%           51.050       6,330
176       PFE         Pfizer Inc.                                                     2.54%           39.920       7,026
 63       PCL         Plum Creek Timber Company, Inc.                                 0.68%           29.840       1,880
 25       PGR         The Progressive Corporation                                     1.49%          164.040       4,101
 31       RD          Royal Dutch Petroleum Company (6)                               0.61%           54.100       1,677
 94       SBC         SBC Communications Inc.                                         1.28%           37.650       3,539
  1       SUN         Sunoco, Inc.                                                    0.01%           40.540          41
 13       WWY         Wm. Wrigley Jr. Company                                         0.25%           53.950         701

          Value Line(R) Target 25 Strategy Stocks (24.96%):
          ____________________________________
110       AXL         American Axle & Manufacturing Holdings, Inc.                    1.15%           28.810       3,169
 16       AMWD        American Woodmark Corporation                                   0.35%           61.200         979
 18       BZH         Beazer Homes USA, Inc.                                          0.52%           79.300       1,427
 81       CHS         Chico's FAS, Inc.                                               1.00%           34.000       2,754
 18       CUB         Cubic Corporation                                               0.44%           67.000       1,206
 77       CFI         Culp, Inc.                                                      0.25%            8.990         692
 68       BOBE        Bob Evans Farms, Inc.                                           0.69%           28.080       1,909
 51       FRED        Fred's, Inc.                                                    0.66%           35.670       1,819
 75       GAP         The Great Atlantic & Pacific Tea Company, Inc.                  0.74%           27.360       2,052
 38       HKF         Hancock Fabrics, Inc.                                           0.25%           18.250         694
203       DHI         D.R. Horton, Inc.                                               2.81%           38.250       7,765
 46       HOV         Hovnanian Enterprises, Inc. (Class A)                           0.45%           27.060       1,245
 46       LNY         Landry's Restaurants, Inc.                                      0.39%           23.410       1,077
114       LEN         Lennar Corporation                                              2.21%           53.450       6,093

                     Schedule of Investments (cont'd.)

    Target VIP Aggressive Equity Portfolio, 2(nd) Quarter 2002 Series
                                 FT 611


                    At the Opening of Business on the
                 Initial Date of Deposit-March 28, 2002


Number                                                                              Percentage       Market      Cost of
of        Ticker Symbol and Name of                                                 of Aggregate     Value       Securities to
Shares    Issuer of Securities (1)                                                  Offering Price   per Share   the Trust (2)
______    _______________________________                                           ____________     _________   _____________
          Value Line(R) Target 25 Strategy Stocks (cont'd.)
          ____________________________________
132       MIK         Michaels Stores, Inc.                                           1.81%          $ 37.800     $ 4,990
134       MHK         Mohawk Industries, Inc.                                         2.93%            60.350       8,087
 15       NVR         NVR, Inc.                                                       1.73%           319.250       4,789
173       OHP         Oxford Health Plans, Inc.                                       2.62%            41.750       7,223
186       PIR         Pier 1 Imports, Inc.                                            1.41%            20.870       3,882
 47       RKT         Rock-Tenn Company (Class A)                                     0.36%            21.000         987
 27       RYL         The Ryland Group, Inc.                                          0.90%            91.650       2,475
 55       SKO         ShopKo Stores, Inc.                                             0.36%            18.150         998
 34       URBN        Urban Outfitters, Inc.                                          0.28%            23.170         788
 36       WMAR        West Marine, Inc.                                               0.26%            19.730         710
 32       WTSLA       The Wet Seal, Inc. (Class A)                                    0.39%            33.790       1,081
                                                                                    _______                       _______
                           Total Investments                                        100.00%                      $276,009
                                                                                    =======                      ========

___________

See "Notes to Schedules of Investments" on page 25.

                         Schedule of Investments

   Target VIP Conservative Equity Portfolio, 2(nd) Quarter 2002 Series
                                 FT 611


                    At the Opening of Business on the
                 Initial Date of Deposit-March 28, 2002



Number                                                                             Percentage        Market      Cost of
of        Ticker Symbol and Name of                                                of Aggregate      Value       Securities to
Shares    Issuer of Securities (1)                                                 Offering Price    per Share   the Trust (2)
______    _______________________________                                          ____________      _________   ___________
          Dow(sm) DART 10 Strategy Stocks (30.01%):
          ____________________________________
  219     AA          Alcoa Inc.                                                     3.00%          $ 37.790     $ 8,276
  175     BA          The Boeing Company                                             3.00%            47.330       8,283
  362     DIS         The Walt Disney Company                                        3.00%            22.890       8,286
  267     EK          Eastman Kodak Company                                          3.00%            31.000       8,277
  137     GM          General Motors Corporation                                     2.99%            60.330       8,265
  144     MRK         Merck & Co., Inc.                                              3.00%            57.410       8,267
   71     MMM         Minnesota Mining and Manufacturing Company                     3.01%           116.960       8,304
  233     JPM         J.P. Morgan Chase & Co. (4)                                    3.00%            35.500       8,272
  155     MO          Philip Morris Companies Inc.                                   3.01%            53.590       8,306
  220     SBC         SBC Communications Inc.                                        3.00%            37.650       8,283

          Global Target 15 Strategy Stocks (10.05%):
          ____________________________________
          DJIA COMPANIES:
          _____________________
   38     DD          E.I. du Pont de Nemours and Company                            0.66%            48.370       1,838
   59     EK          Eastman Kodak Company                                          0.66%            31.000       1,829
   43     IP          International Paper Company                                    0.67%            42.860       1,843
   52     JPM         J.P. Morgan Chase & Co. (4)                                    0.67%            35.500       1,846
   49     SBC         SBC Communications Inc.                                        0.67%            37.650       1,845
          FT INDEX COMPANIES:
          ________________________
  389     ICI LN      Imperial Chemical Industries Plc                               0.67%             4.736       1,842
1,052     ISYS LN     Invensys Plc                                                   0.67%             1.749       1,840
  512     PO/ LN      The Peninsular and Oriental Steam Navigation Company           0.67%             3.591       1,839
  443     RSA LN      Royal & Sun Alliance Insurance Group Plc                       0.67%             4.149       1,838
  380     TATE LN     Tate & Lyle Plc                                                0.67%             4.843       1,840
          HANG SENG INDEX COMPANIES:
          _________________________________
1,000     1038 HK     Cheung Kong Infrastructure Holdings Limited                    0.58%             1.615       1,615
1,000     267 HK      CITIC Pacific Limited                                          0.74%             2.058       2,058
2,000     10 HK       Hang Lung Group Limited                                        0.62%             0.859       1,718
2,000     101 HK      Hang Lung Properties Limited                                   0.69%             0.949       1,898
2,000     14 HK       Hysan Development Company Limited                              0.74%             1.019       2,038

          The S&P Target 24 Strategy Stocks (49.98%):
          ____________________________________
   14     AT          ALLTEL Corporation                                             0.28%            55.210         773
   40     ADSK        Autodesk, Inc.                                                 0.67%            46.070       1,843
   57     AZO         AutoZone, Inc.                                                 1.41%            68.300       3,893
   28     AVP         Avon Products, Inc.                                            0.55%            54.350       1,522
    7     CTL         CenturyTel, Inc.                                               0.08%            33.410         234
  214     CEFT        Concord EFS, Inc.                                              2.55%            32.910       7,043
   29     DLX         Deluxe Corporation                                             0.46%            44.130       1,280
  167     XOM         Exxon Mobil Corporation                                        2.66%            43.950       7,340
   84     GD          General Dynamics Corporation                                   2.90%            95.240       8,000
  161     HDI         Harley-Davidson, Inc.                                          3.20%            54.880       8,836
  141     JNJ         Johnson & Johnson                                              3.33%            65.140       9,185

                      Schedule of Investments (cont'd.)

   Target VIP Conservative Equity Portfolio, 2(nd) Quarter 2002 Series
                                 FT 611


At the Opening of Business on the Initial Date of Deposit-March 28, 2002



Number                                                                              Percentage       Market      Cost of
of        Ticker Symbol and Name of                                                 of Aggregate     Value       Securities to
Shares    Issuer of Securities (1)                                                  Offering Price   per Share   the Trust (2)
______    _______________________________                                           ____________     _________   _____________
          The S&P Target 24 Strategy Stocks (cont'd.)
          ____________________________________
142       KLAC        KLA-Tencor Corporation                                          3.31%          $ 64.320     $ 9,133
156       MMC         Marsh & McLennan Companies, Inc.                                6.37%           112.740      17,587
239       MXIM        Maxim Integrated Products, Inc.                                 4.73%            54.590      13,047
 12       MEDI        MedImmune, Inc.                                                 0.18%            41.040         493
 90       NKE         NIKE, Inc. (Class B) (5)                                        1.99%            61.000       5,490
207       PEP         PepsiCo, Inc.                                                   3.83%            51.050      10,567
293       PFE         Pfizer Inc.                                                     4.24%            39.920      11,697
105       PCL         Plum Creek Timber Company, Inc.                                 1.14%            29.840       3,133
 42       PGR         The Progressive Corporation                                     2.50%           164.040       6,890
 52       RD          Royal Dutch Petroleum Company (6)                               1.02%            54.100       2,813
157       SBC         SBC Communications Inc.                                         2.14%            37.650       5,911
  2       SUN         Sunoco, Inc.                                                    0.03%            40.540          81
 21       WWY         Wm. Wrigley Jr. Company                                         0.41%            53.950       1,133

          Value Line(R) Target 25 Strategy Stocks (9.96%):
          ____________________________________
 44       AXL         American Axle & Manufacturing Holdings, Inc.                    0.46%            28.810       1,268
  6       AMWD        American Woodmark Corporation                                   0.13%            61.200         367
  7       BZH         Beazer Homes USA, Inc.                                          0.20%            79.300         555
 32       CHS         Chico's FAS, Inc.                                               0.39%            34.000       1,088
  7       CUB         Cubic Corporation                                               0.17%            67.000         469
 31       CFI         Culp, Inc.                                                      0.10%             8.990         279
 27       BOBE        Bob Evans Farms, Inc.                                           0.28%            28.080         758
 20       FRED        Fred's, Inc.                                                    0.26%            35.670         713
 30       GAP         The Great Atlantic & Pacific Tea Company, Inc.                  0.30%            27.360         821
 15       HKF         Hancock Fabrics, Inc.                                           0.10%            18.250         274
 81       DHI         D.R. Horton, Inc.                                               1.12%            38.250       3,098
 18       HOV         Hovnanian Enterprises, Inc. (Class A)                           0.18%            27.060         487
 18       LNY         Landry's Restaurants, Inc.                                      0.15%            23.410         421
 46       LEN         Lennar Corporation                                              0.89%            53.450       2,459
 53       MIK         Michaels Stores, Inc.                                           0.73%            37.800       2,003
 54       MHK         Mohawk Industries, Inc.                                         1.18%            60.350       3,259
  6       NVR         NVR, Inc.                                                       0.69%            319.250      1,916
 69       OHP         Oxford Health Plans, Inc.                                       1.04%            41.750       2,881
 74       PIR         Pier 1 Imports, Inc.                                            0.56%            20.870       1,544
 19       RKT         Rock-Tenn Company (Class A)                                     0.14%            21.000         399
 11       RYL         The Ryland Group, Inc.                                          0.37%            91.650       1,008
 22       SKO         ShopKo Stores, Inc.                                             0.14%            18.150         399
 14       URBN        Urban Outfitters, Inc.                                          0.12%            23.170         324
 14       WMAR        West Marine, Inc.                                               0.10%            19.730         276
 13       WTSLA       The Wet Seal, Inc. (Class A)                                    0.16%            33.790         439
                                                                                    _______                      _________
                           Total Investments                                        100.00%                       $275,975
                                                                                    =======                      =========

___________

See "Notes to Schedules of Investments" on page 25.

                            Schedule of Investments

            Total Target Portfolio, 2(nd) Quarter 2002 Series
                                 FT 611


                    At the Opening of Business on the
                 Initial Date of Deposit-March 28, 2002



Number                                                                             Percentage     Market      Cost of
of         Ticker Symbol and Name of                                               of Aggregate   Value       Securities to
Shares     Issuer of Securities (1)                                                OfferingPrice  perShare    the Trust (2)
______     _______________________________                                         ____________   _________   _____________
           The Dow(sm) DART 5 Strategy Stocks (33.32%):
           ____________________________________
209        BA        The Boeing Company                                             6.66%         $ 47.33     $ 9,892
433        DIS       The Walt Disney Company                                        6.67%           22.89       9,911
172        MRK       Merck & Co., Inc.                                              6.65%           57.41       9,875
279        JPM       J.P. Morgan Chase & Co. (4)                                    6.67%           35.50       9,905
263        SBC       SBC Communications Inc.                                        6.67%           37.65       9,902

           The Nasdaq(R) Target 15 Strategy Stocks (33.35%):
           ____________________________________
106        ADBE      Adobe Systems Incorporated                                     2.77%           38.85       4,118
 50        APOL      Apollo Group, Inc. (Class A)                                   1.79%           53.30       2,665
126        BBBY      Bed Bath & Beyond Inc.                                         2.86%           33.66       4,241
 39        CDWC      CDW Computer Centers, Inc.                                     1.28%           48.88       1,906
 76        CTAS      Cintas Corporation                                             2.54%           49.53       3,764
169        CPWR      Compuware Corporation                                          1.42%           12.47       2,107
 85        KLAC      KLA-Tencor Corporation                                         3.68%           64.32       5,467
 60        MCHP      Microchip Technology Incorporated                              1.66%           41.12       2,467
 67        NVDA      NVIDIA Corporation                                             2.05%           45.50       3,049
 34        PCAR      PACCAR Inc.                                                    1.67%           72.96       2,481
 40        QLGC      QLogic Corporation                                             1.30%           48.34       1,934
207        SPLS      Staples, Inc.                                                  2.80%           20.08       4,157
171        SBUX      Starbucks Corporation                                          2.70%           23.47       4,013
 63        SYMC      Symantec Corporation                                           1.72%           40.58       2,557
149        USAI      USA Networks, Inc.                                             3.11%           31.03       4,623

           The S&P Target 24 Strategy Stocks (33.33%):
           ____________________________________
  5        AT        ALLTEL Corporation                                             0.19%           55.21         276
 15        ADSK      Autodesk, Inc.                                                 0.47%           46.07         691
 20        AZO       AutoZone, Inc.                                                 0.92%           68.30       1,366
 10        AVP       Avon Products, Inc.                                            0.37%           54.35         543
  2        CTL       CenturyTel, Inc.                                               0.04%           33.41          67
 77        CEFT      Concord EFS, Inc.                                              1.71%           32.91       2,534

                     Schedule of Investments (cont'd.)

            Total Target Portfolio, 2(nd) Quarter 2002 Series
                                 FT 611


                    At the Opening of Business on the
                 Initial Date of Deposit-March 28, 2002


Number                                                                             Percentage     Market      Cost of
of         Ticker Symbol and Name of                                               of Aggregate   Value       Securities to
Shares     Issuer of Securities (1)                                                Offering Price per Share   the Trust (2)
______     _______________________________                                         ____________   _________   _____________
           The S&P Target 24 Strategy Stocks (cont'd.):
           ____________________________________
 10        DLX       Deluxe Corporation                                             0.30%         $ 44.13      $    441
 60        XOM       Exxon Mobil Corporation                                        1.78%           43.95         2,637
 30        GD        General Dynamics Corporation                                   1.92%           95.24         2,857
 58        HDI       Harley-Davidson, Inc.                                          2.14%           54.88         3,183
 51        JNJ       Johnson & Johnson                                              2.24%           65.14         3,322
 51        KLAC      KLA-Tencor Corporation                                         2.21%           64.32         3,280
 56        MMC       Marsh & McLennan Companies, Inc.                               4.25%          112.74         6,313
 86        MXIM      Maxim Integrated Products, Inc.                                3.16%           54.59         4,695
  4        MEDI      MedImmune, Inc.                                                0.11%           41.04           164
 32        NKE       NIKE, Inc. (Class B) (5)                                       1.31%           61.00         1,952
 74        PEP       PepsiCo, Inc.                                                  2.54%           51.05         3,778
105        PFE       Pfizer Inc.                                                    2.82%           39.92         4,192
 38        PCL       Plum Creek Timber Company, Inc.                                0.76%           29.84         1,134
 15        PGR       The Progressive Corporation                                    1.66%          164.04         2,461
 19        RD        Royal Dutch Petroleum Company (6)                              0.69%           54.10         1,028
 56        SBC       SBC Communications Inc.                                        1.42%           37.65         2,108
  1        SUN       Sunoco, Inc.                                                   0.03%           40.54            41
  8        WWY       Wm. Wrigley Jr. Company                                        0.29%           53.95           432
                                                                                  _______                      ________
                       Total Investments                                          100.00%                      $148,529
                                                                                  =======                      ========

___________

See "Notes to Schedules of Investments" on page 25.

Page 24


                    NOTES TO SCHEDULES OF INVESTMENTS

(1) All Securities are represented by regular way contracts to purchase such Securities which are backed by an irrevocable letter of credit deposited with the Trustee. The Sponsor entered into purchase contracts for the Securities on March 28, 2002. Each Trust has a Mandatory
Termination Date of June 30, 2003.

(2) The cost of the Securities to a Trust represents the aggregate underlying value with respect to the Securities acquired-generally determined by the closing sale prices of the Securities on the applicable exchange (where applicable, converted into U.S. dollars at the offer side of the exchange rate at the Evaluation Time) at the Evaluation Time on March 27, 2002, the business day prior to the Initial Date of Deposit. The valuation of the Securities has been determined by the Evaluator, an affiliate of the Sponsor. The cost of the Securities to the Sponsor and the Sponsor's loss (which is the difference between the cost of the Securities to the Sponsor and the cost of the Securities to a Trust) are set forth below:

                                                                        Cost of Securities  Profit
                                                                        to Sponsor          (Loss)
                                                                        ___________         ________
The Dow(sm) DART 5 Portfolio, 2(nd) Quarter 2002 Series                 $149,635            $(1,100)
European Target 20 Portfolio, 2(nd) Quarter 2002 Series                  149,801             (1,274)
Global Target 15 Portfolio, 2(nd) Quarter 2002 Series                    150,072             (1,091)
Target Small-Cap Portfolio, 2(nd) Quarter 2002 Series                    149,008               (521)
Target VIP Portfolio, 2(nd) Quarter 2002 Series                          398,394             (2,245)
Target VIP Aggressive Equity Portfolio, 2(nd) Quarter 2002 Series        277,359             (1,350)
Target VIP Conservative Equity Portfolio, 2(nd) Quarter 2002 Series      277,175             (1,200)
Total Target Portfolio, 2(nd) Quarter 2002 Series                        149,410               (881)

(3) Current Dividend Yield for each Security was calculated by dividing the most recent annualized ordinary dividend declared on a Security by that Security's closing sale price at the Evaluation Time on the business day prior to the Initial Date of Deposit, without consideration of foreign withholding or changes in currency exchange rates, if applicable.

(4) J.P. Morgan Chase & Co. is the parent company of JPMorgan Chase Bank, the Trustee.

(5) NIKE, Inc. is not affiliated in any way with Nike Securities L.P., the Trust's Sponsor.

(6) This Security represents the common stock of a foreign company which trades directly on a U.S. national securities exchange.

                       The FT Series

The FT Series Defined.

We, Nike Securities L.P. (the "Sponsor"), have created hundreds of similar yet separate series of a unit investment trust which we have named the FT Series. The series to which this prospectus relates, FT 611, consists of eight separate portfolios set forth below:

- The Dow(sm) DART 5 Portfolio
- European Target 20 Portfolio
- Global Target 15 Portfolio
- Target Small-Cap Portfolio
- Target VIP Portfolio
- Target VIP Aggressive Equity Portfolio
- Target VIP Conservative Equity Portfolio
- Total Target Portfolio

Each Trust was created under the laws of the State of New York by a Trust Agreement (the "Indenture") dated the Initial Date of Deposit. This agreement, entered into among Nike Securities L.P., as Sponsor, JPMorgan Chase Bank as Trustee and First Trust Advisors L.P. as Portfolio Supervisor and Evaluator, governs the operation of the Trusts.

YOU MAY GET MORE SPECIFIC DETAILS CONCERNING THE NATURE, STRUCTURE AND RISKS OF THIS PRODUCT IN AN "INFORMATION SUPPLEMENT" BY CALLING THE TRUSTEE AT 1-800-682-7520.

How We Created the Trusts.

On the Initial Date of Deposit, we deposited portfolios of common stocks with the Trustee and in turn, the Trustee delivered documents to us representing our ownership of the Trusts in the form of units ("Units").

After the Initial Date of Deposit, we may deposit additional Securities in a Trust, or cash (including a letter of credit) with instructions to buy more Securities, to create new Units for sale. If we create additional Units, we will attempt, to the extent practicable, to maintain the percentage relationship established among the Securities on the Initial Date of Deposit (as set forth in "Schedule of Investments" for each Trust), and not the percentage relationship existing on the day we are creating new Units, since the two may differ. This difference may be due to the sale, redemption or liquidation of any of the Securities.

Since the prices of the Securities will fluctuate daily, the ratio of Securities in a Trust, on a market value basis, will also change daily. The portion of Securities represented by each Unit will not change as a result of the deposit of additional Securities or cash in a Trust. If we deposit cash, you and new investors may experience a dilution of your investment. This is because prices of Securities will fluctuate between the time of the cash deposit and the purchase of the Securities, and because the Trusts pay the associated brokerage fees. To reduce this dilution, the Trusts will try to buy the Securities as close to the Evaluation Time and as close to the evaluation price as possible. In addition, because the Trusts pay the brokerage fees associated with the creation of new Units and with the sale of Securities to meet redemption and exchange requests, frequent redemption and exchange activity will likely result in higher brokerage expenses.

An affiliate of the Trustee may receive these brokerage fees or the Trustee may retain and pay us (or our affiliate) to act as agent for a Trust to buy Securities. If we or an affiliate of ours act as agent to a Trust we will be subject to the restrictions under the Investment
Company Act of 1940, as amended.

We cannot guarantee that a Trust will keep its present size and composition for any length of time. Securities may periodically be sold under certain circumstances, and the proceeds from these sales will be used to meet Trust obligations or distributed to Unit holders, but will not be reinvested. However, Securities will not be sold to take advantage of market fluctuations or changes in anticipated rates of appreciation or depreciation, or if they no longer meet the criteria by which they were selected. You will not be able to dispose of or vote any of the Securities in a Trust. As the holder of the Securities, the Trustee will vote all of the Securities and will do so based on our instructions.

Neither we nor the Trustee will be liable for a failure in any of the Securities. However, if a contract for the purchase of any of the Securities initially deposited in a Trust fails, unless we can purchase substitute Securities ("Replacement Securities") we will refund to you that portion of the purchase price and transactional sales charge resulting from the failed contract on the next Income Distribution Date. Any Replacement Security a Trust acquires will be identical to those from the failed contract.

                        Portfolios

Objectives.

When you invest in a Trust you are purchasing a quality portfolio of attractive common stocks in one convenient purchase. The objective of each Trust is to provide the potential for an above-average total return. To achieve this objective, each Trust will invest in the common stocks of companies which are selected by applying a unique specialized strategy. While the Trusts seek to provide the potential for above-average return, each follows a different investment strategy. We cannot guarantee that a Trust will achieve its objective or that a Trust will make money once expenses are deducted.

The Dow(sm) Dividend and Repurchase Target 5 Portfolio Strategy.

The Dow(sm) Dividend and Repurchase Target ("DART") 5 Portfolio Strategy selects a portfolio of Dow Jones Industrial Average ("DJIA") stocks with high dividend yields and/or high buyback ratios and high return on assets, as a means to achieving the Strategy's investment objective. By analyzing dividend yields, the Strategy seeks to uncover stocks that may be out of favor or undervalued. More recently, many companies have turned to stock reduction programs as a tax efficient way to bolster their stock prices and reward shareholders. Companies which have reduced their shares through a share buyback program may provide a strong cash flow position and, in turn, high quality earnings. Buyback ratio is the ratio of a company's shares of common stock outstanding 12 months prior to the date of this prospectus divided by a company's shares outstanding as of the business day prior to the date of this prospectus, minus "1."

The Dow(sm) DART 5 Portfolio stocks are determined as follows:

Step 1: We rank all 30 stocks contained in the DJIA by the sum of their dividend yield and buyback ratio as of the business day prior to the date of this prospectus.

Step 2: We then select the 10 stocks with the highest combined dividend yields and buyback ratios.

Step 3: From the 10 stocks selected in Step 2, we select the five stocks with the greatest increase in the percentage change in return on assets in the most recent year as compared to the previous year for The Dow(sm) DART 5 Portfolio.


Based on the composition of the portfolio on the Initial Date of Deposit, The Dow(sm) DART 5 Portfolio is considered a Large-Cap
Value Trust.


European Target 20 Portfolio Strategy.


The European Target 20 Portfolio invests in stocks with high dividend yields. By selecting stocks with the highest dividend yields, the Strategy seeks to uncover stocks that may be out of favor or undervalued. The European Target 20 Portfolio is determined as follows:


Step 1: We rank the 120 largest companies based on market capitalization which are headquartered in Austria, Belgium, Denmark, Finland, Germany, Greece, Ireland, Italy, the Netherlands, Norway, Portugal, Spain,
Sweden, Switzerland and the United Kingdom by dividend yield as of five business days prior to the date of this prospectus.

Step 2: We select the 20 highest dividend-yielding stocks for the European Target 20 Portfolio.

During the initial offering period, the European Target 20 Portfolio will not invest more than 5% of its portfolio in shares of any one securities-related issuer.


Based on the composition of the portfolio on the Initial Date of Deposit, The European Target 20 Portfolio is considered a Large-Cap Value Trust.


Global Target 15 Portfolio Strategy.


The Global Target 15 Portfolio invests in stocks with high dividend yields. By selecting stocks with the highest dividend yields, the Strategy seeks to uncover stocks that may be out of favor or undervalued. The Trust seeks to amplify this dividend yield strategy by selecting the five lowest priced stocks of the 10 highest dividend-yielding stocks in a particular index. The Global Target 15 Portfolio stocks are determined as follows:


Step 1: We rank all stocks contained in the DJIA, the Financial Times Industrial Ordinary Share Index ("FT Index") and the Hang Seng Index by dividend yield as of the business day prior to the date of this prospectus in the case of DJIA stocks or three business days prior to the date of this prospectus in the case of FT Index and Hang Seng Index stocks.

Step 2: We select the 10 highest dividend-yielding stocks in each respective index.

Step 3: We select the five stocks with the lowest per share stock price of the 10 highest-dividend yielding stocks in each respective index as of their respective selection date for the Global Target 15 Portfolio.

Companies which, on or before their respective selection date, are subject to any of the limited circumstances which warrant removal of a Security from a Trust as described under "Removing Securities from a Trust" have been excluded from the Global Target 15 Portfolio Strategy.

Target Small-Cap Portfolio Strategy.

The Target Small-Cap Portfolio invests in stocks with small market capitalizations which have recently exhibited certain positive financial attributes. The Target Small-Cap Portfolio is determined as follows:

Step 1: We select the stocks of all U.S. corporations which trade on the NYSE, the American Stock Exchange ("AMEX") or The Nasdaq Stock Market ("Nasdaq") (excluding limited partnerships, American Depositary Receipts and mineral and oil royalty trusts) as of two business days prior to the date of this prospectus.

Step 2: We then select companies which have a market capitalization of between $150 million and $1 billion and whose stock has an average daily dollar trading volume of at least $500,000.

Step 3: We next select stocks with positive three-year sales growth.

Step 4: From there we select those stocks whose most recent annual earnings are positive.

Step 5: We eliminate any stock whose price has appreciated by more than 75% in the last 12 months.

Step 6: We select the 40 stocks with the greatest price appreciation in the last 12 months on a relative market capitalization basis (highest to lowest) for the Target Small-Cap Portfolio.

For purposes of applying the Target Small-Cap Strategy, market capitalization and average trading volume are based on 1996 dollars which are periodically adjusted for inflation. All steps apply monthly and rolling quarterly data instead of annual figures where possible.


Based on the composition of the portfolio on the Initial Date of Deposit, the Target Small-Cap Portfolio is considered a Small-Cap
Growth Trust.


Target VIP Strategies.


The Target VIP Strategies invest in the common stocks of companies which are selected by applying separate uniquely specialized strategies. While each of the strategies included in a particular Target VIP Portfolio also seeks to provide an above-average total return, each follows a different investment strategy. Each Target VIP Portfolio seeks to outperform the Standard & Poor's 500 Composite Stock Price Index ("S&P 500 Index"). Each Target VIP Portfolio provides investors with exposure to both growth and value stocks, as well as several different sectors of the worldwide economy. We believe this approach offers investors a better opportunity for investment success regardless of which investment styles prevail in the market.


Target VIP Portfolio Strategy.

The composition of the Target VIP Portfolio Strategy on the Initial Date of Deposit is as follows:

- Approximately 1/6 common stocks which comprise The Dow(sm)  DART 5
Strategy;

- Approximately 1/6 common stocks which comprise the European Target 20
Strategy;

- Approximately 1/6 common stocks which comprise The Nasdaq(R) Target 15
Strategy;

- Approximately 1/6 common stocks which comprise The S&P Target 24
Strategy;

- Approximately 1/6 common stocks which comprise the Target Small-Cap Strategy; and

- Approximately 1/6 common stocks which comprise the Value Line(R) Target 25 Strategy.

The Securities which comprise The Dow(sm) DART 5 Strategy, the European Target 20 Strategy and the Target Small-Cap Strategy were chosen by applying the same selection criteria set forth above. The Securities which comprise The Nasdaq(R) Target 15 Strategy, The S&P Target 24 Strategy and the Value Line(R) Target 25 Strategy were selected as follows:

The Nasdaq(R) Target 15 Strategy.

The Nasdaq(R) Target 15 Strategy selects a portfolio of the 15 Nasdaq-100 Index(R) stocks with the best overall ranking on both 12- and 6-month price appreciation, return on assets and price to cash flow as a means to achieving its investment objective. The Nasdaq(R) Target 15 Strategy stocks are determined as follows:

Step 1: We select stocks which are components of the Nasdaq-100 Index(R) as of two business days prior to the date of this prospectus and numerically rank them by 12-month price appreciation (best [1] to worst [100]).

Step 2: We then numerically rank the stocks by six-month price appreciation.

Step 3: The stocks are then numerically ranked by return on assets ratio.

Step 4: We then numerically rank the stocks by the ratio of cash flow per share to stock price.

Step 5: We add up the numerical ranks achieved by each company in the above steps and select the 15 stocks with the lowest sums for The
Nasdaq(R) Target 15 Strategy.

The stocks which comprise The Nasdaq(R) Target 15 Strategy are weighted by market capitalization subject to the restriction that only whole shares are purchased and that no stock will comprise less than 1% or 25% or more of The Nasdaq(R) Target 15 Strategy portion of the portfolio on the date of this prospectus. The Securities will be adjusted on a proportionate basis to accommodate this constraint.

The S&P Target 24 Strategy.

The S&P Target 24 Strategy selects a portfolio of 24 common stocks from the S&P 500 Index which are based on the following steps:

Step 1: All of the economic sectors in the S&P 500 Index are ranked by market capitalization as of two business days prior to the date of this prospectus and the eight largest sectors are selected.

Step 2: The stocks in each of those eight sectors are then ranked among their peers based on three distinct factors:

Factor 1:   Trailing four quarters' return on assets, which is net
income divided by average assets. Those stocks with high return on assets achieve better rankings.

Factor 2:   Buyback yield, which measures the percentage decrease in
common stock outstanding versus one year earlier. Those stocks with greater percentage decreases receive better rankings.

Factor 3:   Bullish interest indicator, which compares the number of
shares traded in months in which the stock price rose to the number of shares traded in months in which the stock price declined. Those stocks with a high bullish interest indicator achieve better rankings.

Step 3:The three stocks from each of the eight sectors with the highest combined ranking on these three factors are selected for The S&P Target 24 Strategy. In the event of a tie within a sector, the stock with the higher market capitalization is selected.

Each stock receives a weighting equivalent to its relative market value among the three stocks from the individual sector. The combined weight of the three stocks for a sector is equal to the sector's equivalent weighting among the eight sectors being selected from.

Value Line(R) Target 25 Strategy.

The Value Line(R) Target 25 Strategy invests in 25 of the 100 stocks that Value Line(R) gives a #1 ranking for Timeliness(TM) which have recently exhibited certain positive financial attributes. Value Line(R) ranks 1,700 stocks which represent approximately 94% of the trading volume on all U.S. stock exchanges. Of these 1,700 stocks, only 100 are given their #1 ranking for Timeliness(TM), which measures Value Line's view of their probable price performance during the next six to 12 months relative to the others. Value Line(R) bases their rankings on a long-term trend of earnings, prices, recent earnings, price momentum, and earnings surprise. The Value Line Target 25 Strategy is determined as follows:

Step 1: We start with the 100 stocks which Value Line(R) at the initial date of deposit gives their #1 ranking for Timeliness(TM), remove the stocks of companies considered to be securities related issuers and the stocks of companies whose shares are not listed on a U.S. securities exchange, and apply the following screens as of two business days prior to the date of this prospectus.

Step 2: We screen for consistent growth by ranking these remaining stocks based on 12-month and 6-month price appreciation (best [1] to worst [100]).

Step 3: We then screen for profitability by ranking the stocks by their return on assets.

Step 4: Finally, we screen for value by ranking the stocks based on their price to cash flow.

Step 5:We add up the numerical ranks achieved by each company in the above steps and select the 25 stocks with the lowest sums for the Value Line(R) Target 25 Portfolio.

The stocks which comprise the Value Line(R) Target 25 Strategy are weighted by market capitalization subject to the restriction that no stock will comprise less than 1% or 25% or more of the Value Line(R) Target 25 Strategy portion of the portfolio on the date of this prospectus. The Securities will be adjusted on a proportionate basis to accommodate this constraint.

Target VIP Aggressive Equity Portfolio Strategy.

The composition of the Target VIP Aggressive Equity Portfolio Strategy on the Initial Date of Deposit is as follows:

- Approximately 20% common stocks which comprise The Dow(sm) DART 10
Strategy;

- Approximately 10% common stocks which comprise the Global Target 15
Strategy;

- Approximately 15% common stocks which comprise The Nasdaq(R) Target 15
Strategy;

- Approximately 30% common stocks which comprise The S&P Target 24
Strategy;

- Approximately 25% common stocks which comprise the Value Line(R) Target 25 Strategy.

The Securities which comprise each of the five strategies which make up the Target VIP Aggressive Equity Portfolio Strategy, except
The Dow(sm) Dividend and Repurchase Target ("DART") 10 Strategy, were chosen by applying the same selection criteria set forth above. The Securities which comprise The Dow(sm) DART 10 Strategy were selected as follows:

The Dow(sm) DART 10 Strategy.

The Dow(sm) DART 10 Strategy selects a portfolio of DJIA stocks with high dividend yields and/or high buyback ratios as a means to achieving the Strategy's investment objective. By analyzing dividend yields, the Strategy seeks to uncover stocks that may be out of favor or undervalued. More recently, many companies have turned to stock reduction programs as a tax efficient way to bolster their stock prices and reward shareholders. Companies which have reduced their shares through a share buyback program may provide a strong cash flow position and, in turn, high quality earnings. Buyback ratio is the ratio of a company's shares of common stock outstanding 12 months prior to the date of this prospectus divided by a company's shares outstanding as of the business day prior to the date of this prospectus, minus "1."

The Dow(sm) DART 10 Strategy stocks are determined as follows:

Step 1: We rank all 30 stocks contained in the DJIA by the sum of their dividend yield and buyback ratio as of the business day prior to the date of this prospectus.

Step 2: We then select the 10 stocks with the highest combined dividend yields and buyback ratios for The Dow(sm) DART 10 Strategy.

Target VIP Conservative Equity Portfolio Strategy.

The composition of the Target VIP Conservative Equity Portfolio Strategy on the Initial Date of Deposit is as follows:

- Approximately 30% common stocks which comprise The Dow(sm) DART 10
Strategy;

- Approximately 10% common stocks which comprise the Global Target 15
Strategy;

- Approximately 50% common stocks which comprise The S&P Target 24
Strategy;

- Approximately 10% common stocks which comprise the Value Line(R) Target 25 Strategy.

The Securities which comprise each of the four strategies which make up the Target VIP Conservative Portfolio Strategy were chosen by applying the same selection criteria set forth above.

Total Target Portfolio Strategy.

The objective of the Total Target Portfolio is to provide an above-average total return through an investment in the common stocks of companies which are selected by applying three of the strategies described previously, the Dow(sm) DART 5 Strategy, The S&P Target 24 Strategy and The Nasdaq(R) Target 15 Strategy. While each of these strategies also seeks to provide an above-average total return, each follows a different investment strategy. The Trust seeks to outperform the combined return of the DJIA, the S&P 500 Index and the Nasdaq-100 Index(R). The Trust's objective is to offer enhanced performance over a pure value strategy while reducing the potential risk of a pure growth strategy. We believe that this may provide investors with a better opportunity to succeed regardless of which investment style prevails moving forward. With the Total Target Strategy investors have the ability to capture the broader market, a convenient blend of old and new economy stocks. The Securities which comprise each of the three strategies which make up the Total Target Portfolio were chosen by applying the same selection criteria applicable to the individual strategies. The composition of the Total Target Portfolio on the date of this prospectus is as follows:

- Approximately 1/3 common stocks which comprise The Dow(sm) DART 5
Strategy;

- Approximately 1/3 common stocks which comprise The S&P Target 24
Strategy; and

- Approximately 1/3 common stocks which comprise The Nasdaq(R) Target 15
Strategy.

Based on the composition of the portfolio on the Initial Date of Deposit, the Total Target Portfolio is considered a Large-Cap
Growth Trust.

Please note that we applied the strategies which make up the portfolio for each Trust at a particular time. If we create additional Units of a Trust after the Initial Date of Deposit we will deposit the Securities originally selected by applying the strategy at such time. This is true even if a later application of a strategy would have resulted in the selection of different securities. In addition, companies which, based on publicly available information as of two business days prior to the date of this prospectus, are the subject of an announced business combination which we expect will happen within six months of the date of this prospectus have been excluded from the universe of securities from which each Trust's Securities are selected.

The style and capitalization characteristics used to describe the Trusts are designed to help you better understand how a Trust fits into your overall investment plan. These characteristics are determined by the Sponsor as of the Initial Date of Deposit and, due to changes in the value of the Securities, may vary thereafter. In addition, from time to time, analysts and research professionals may apply different criteria to determine a Security's style and capitalization characteristics, which may result in designations which differ from those arrived at by the Sponsor. In general, growth portfolios include stocks with high relative price-to-book ratios while value portfolios include stocks with low relative price-to-book ratios. At least 65% of the stocks in a Trust on the Initial Date of Deposit must fall into either the growth or value category to receive the designation. Trusts that do not meet this criteria are designated as blend Trusts. Both the weighted average market capitalization of a Trust and at least half of the Securities in the Trust must fall into the following ranges to determine its market capitalization designation: Small-Cap-less than $1.5 billion; Mid-Cap- $1.5 billion to $8 billion; Large-Cap-over $8 billion. A Trust, however, may contain individual stocks that do not fall into its stated style or market capitalization designation.

"Dow Jones Industrial Average(sm) ," "Dow(sm)" and "DJIA(sm)" are service marks of Dow Jones & Company, Inc. ("Dow Jones") and have been licensed for use for certain purposes by First Trust Advisors L.P., an affiliate of ours. Dow Jones does not endorse, sell or promote any of the Trusts, in particular The Dow(sm) DART 5 Portfolio, The Dow(sm) DART 10 Strategy, the Target VIP Portfolio, the Target VIP Aggressive Equity Portfolio, the Target VIP Conservative Equity Portfolio and the Total Target Portfolio. Dow Jones makes no representation regarding the advisability of investing in such products.

"S&P," "S&P 500," and "Standard & Poor's" are trademarks of The McGraw-Hill Companies, Inc. and have been licensed for use by us. Neither The S&P Target 24 Portfolio, the Target VIP Portfolio, the Target VIP Aggressive Equity Portfolio, the Target VIP Conservative Equity Portfolio nor the Total Target Portfolio is sponsored, endorsed, sold or promoted by Standard & Poor's and Standard & Poor's makes no representation regarding the advisability of investing in such Strategy. Please see the Information Supplement which sets forth certain additional disclaimers and limitations of liabilities on behalf of Standard & Poor's.

"Value Line(R)," "The Value Line Investment Survey," and "Value Line Timeliness(TM) Ranking System" are registered trademarks of Value Line Securities, Inc. or Value Line Publishing, Inc. that have been licensed to Nike Securities L.P. Neither the Target VIP Portfolio, the Target VIP Aggressive Equity Portfolio, the Target VIP Conservative Equity Portfolio nor the Value Line(R) Target 25 Strategy is sponsored, recommended, sold or promoted by Value Line Publishing, Inc. Value Line, Inc. or Value Line Securities, Inc. ("Value Line"). Value Line makes no representation regarding the advisability of investing in the Trusts.

The publishers of the DJIA, FT Index, Hang Seng Index, MSCI Europe Index, The Nasdaq Stock Market, Inc., Standard & Poor's, Value Line and the Ibbotson Small-Cap Index are not affiliated with us and have not participated in creating the Trusts or selecting the Securities for the Trusts. None of the index publishers have approved of any of the information in this prospectus.

                       Risk Factors

Price Volatility. The Trusts invest in common stocks. The value of a Trust's Units will fluctuate with changes in the value of these common stocks. Common stock prices fluctuate for several reasons including changes in investors' perceptions of the financial condition of an issuer or the general condition of the relevant stock market, or when political or economic events affecting the issuers occur. In addition, common stock prices may be particularly sensitive to rising interest rates, as the cost of capital rises and borrowing costs increase.

Because the Trusts are not managed, the Trustee will not sell stocks in response to or in anticipation of market fluctuations, as is common in managed investments. As with any investment, we cannot guarantee that the performance of any Trust will be positive over any period of time, especially the relatively short 15-month life of the Trusts, or that you won't lose money. Units of the Trusts are not deposits of any bank and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other government agency.

Trusts which use dividend yield as a selection criterion employ a contrarian strategy in which the Securities selected share qualities that have caused them to have lower share prices or higher dividend yields than other common stocks in their peer group. There is no assurance that negative factors affecting the share price or dividend yield of these Securities will be overcome over the life of such Trusts or that these Securities will increase in value.

All of the Securities in the Target Small-Cap Portfolio and certain of the Securities in the Target VIP Portfolio, the Target VIP Aggressive Equity Portfolio and the Target VIP Conservative Equity Portfolio are issued by companies with market capitalizations of less than $1.5 billion. The share prices of these small-cap companies are often more volatile than those of larger companies as a result of several factors common to many such issuers, including limited trading volumes, products or financial resources, management inexperience and less publicly available information.

Dividends. There is no guarantee that the issuers of the Securities will declare dividends in the future or that if declared they will either remain at current levels or increase over time.

Strategy. Please note that we applied the strategies which make up the portfolio for each Trust at a particular time. If we create additional Units of a Trust after the Initial Date of Deposit we will deposit the Securities originally selected by applying the strategy at such time. This is true even if a later application of a strategy would have resulted in the selection of different securities. There is no guarantee the strategy or the investment objective of a Trust will be achieved. The actual performance of the Trusts will be different than the hypothetical returns of each Trust's comparative index. Because the

Trusts are unmanaged and follow a strategy, the Trustee will not buy or sell Securities in the event a strategy is not achieving the desired results.

Financial Services Industry. Because more than 25% of the European Target 20 Portfolio is invested in financial services companies, this Trust is considered to be concentrated in the financial services industry, which includes banks and thrifts, financial services and insurance companies, and investment firms. A portfolio concentrated in a single industry may present more risks than a portfolio broadly diversified over several industries. Banks, thrifts and their holding companies are especially subject to the adverse effects of economic recession; volatile interest rates; portfolio concentrations in geographic markets and in commercial and residential real estate loans; and competition from new entrants in their fields of business. Although recently-enacted legislation repealed most of the barriers which separated the banking, insurance and securities industries, these industries are still extensively regulated at both the federal and state level and may be adversely affected by increased regulations.

Banks and thrifts face increased competition from nontraditional lending sources as regulatory changes, such as the recently enacted financial-services overhaul legislation, permit new entrants to offer various financial products. Technological advances such as the Internet allow these nontraditional lending sources to cut overhead and permit the more efficient use of customer data.

Brokerage firms, broker/dealers, investment banks, finance companies and mutual fund companies are also financial services providers. These companies compete with banks and thrifts to provide traditional financial service products, in addition to their traditional services, such as brokerage and investment advice. In addition, all financial service companies face shrinking profit margins due to new competitors, the cost of new technology and the pressure to compete globally.

Companies involved in the insurance industry are engaged in underwriting, selling, distributing or placing of property and casualty, life or health insurance. Insurance company profits are affected by many factors, including interest rate movements, the imposition of premium rate caps, competition and pressure to compete globally. Property and casualty insurance profits may also be affected by weather catastrophes and other disasters. Life and health insurance profits may be affected by mortality rates. Already extensively regulated, insurance companies' profits may also be adversely affected by increased government regulations or tax law changes.

Legislation/Litigation. From time to time, various legislative initiatives are proposed in the United States and abroad which may have a negative impact on certain of the companies represented in the Trusts. In addition, litigation regarding any of the issuers of the Securities, such as that concerning Philip Morris Companies Inc., or any of the industries represented by these issuers, may negatively impact the share prices of these Securities. We cannot predict what impact any pending or threatened litigation will have on the share prices of the Securities.

Real Estate Investment Trusts. Certain of the Securities in the Global Target 15 Portfolio, the Target VIP Portfolio, the Target VIP Aggressive Equity Portfolio and the Target VIP Conservative Equity Portfolio are issued by Real Estate Investment Trusts ("REITs"). REITs are financial vehicles that pool investors' capital to purchase or finance real estate. REITs may concentrate their investments in specific geographic areas or in specific property types, i.e., hotels, shopping malls, residential complexes and office buildings. The value of the REITs and the ability of the REITs to distribute income may be adversely affected by several factors, including rising interest rates, changes in the national, state and local economic climate and real estate conditions, perceptions of prospective tenants of the safety, convenience and attractiveness of the properties, the ability of the owner to provide adequate management, maintenance and insurance, the cost of complying with the Americans with Disabilities Act, increased competition from new properties, the impact of present or future environmental legislation and compliance with environmental laws, changes in real estate taxes and other operating expenses, adverse changes in governmental rules and fiscal policies, adverse changes in zoning laws, and other factors beyond the control of the issuers of the REITs.

Foreign Stocks. All of the Securities in the European Target 20 Portfolio and certain of the Securities in the Global Target 15 Portfolio, the Target VIP Portfolio, the Target VIP Aggressive Equity Portfolio and the Target VIP Conservative Equity Portfolio are issued by foreign companies, which makes these Trusts subject to more risks than if they invested solely in domestic common stocks. Risks of foreign common stocks include higher brokerage costs; different accounting standards; expropriation, nationalization or other adverse political or economic developments; currency devaluations, blockages or transfer restrictions; restrictions on foreign investments and exchange of securities; inadequate financial information; lack of liquidity of certain foreign markets; and less government supervision and regulation of exchanges, brokers, and issuers in foreign countries.

The purchase and sale of the foreign Securities will generally occur only in foreign securities markets. Although we do not believe that the

Trusts will have problems buying and selling these Securities, certain of the factors stated above may make it impossible to buy or sell them in a timely manner. Custody of certain of the Securities in the European Target 20 Portfolio, Global Target 15 Portfolio, Target VIP Portfolio, Target VIP Aggressive Equity Portfolio and Target VIP Conservative Equity Portfolio is maintained by Clearstream Banking, a global custody and clearing institution which has entered into a sub-custodian relationship with the Trustee.

United Kingdom. The European Target 20 Portfolio and Global Target 15 Portfolio are each considered to be concentrated in common stocks of U.K. issuers. The United Kingdom is one of 15 members of the European Union ("EU") which was formed by the Maastricht Treaty on European Union. It is expected that the Treaty will have the effect of eliminating most remaining trade barriers between the member nations and make Europe one of the largest common markets in the world. However, the uncertain implementation of the Treaty provisions and recent rapid political and social change throughout Europe make the extent and nature of future economic development in the United Kingdom and Europe and their effect on Securities issued by U.K. issuers impossible to predict.

Unlike a majority of EU members, the United Kingdom did not convert its currency to the common European currency, the euro, on January 1, 1999. All companies with significant markets or operations in Europe face strategic challenges as these entities adapt to a single currency. The euro conversion may materially impact revenues, expenses or income; increase competition; affect issuers' currency exchange rate risk and derivatives exposure; cause issuers to increase spending on information technology updates; and result in potentially adverse tax consequences. We cannot predict when or if the United Kingdom will convert to the euro or what impact the implementation of the euro throughout a majority of EU countries will have on U.K. or European issuers.

Hong Kong. The Global Target 15 Portfolio is also considered to be concentrated in common stocks of Hong Kong issuers. Hong Kong issuers are subject to risks related to Hong Kong's political and economic environment, the volatility of the Hong Kong stock market, and the concentration of real estate companies in the Hang Seng Index. Hong Kong reverted to Chinese control on July 1, 1997 and any increase in uncertainty as to the future economic and political status of Hong Kong, or a deterioration of the relationship between China and the United States, could have negative implications on stocks listed on the Hong Kong stock market. Securities prices on the Hong Kong Stock Exchange, and specifically the Hang Seng Index, can be highly volatile and are sensitive to developments in Hong Kong and China, as well as other world markets.

Exchange Rates. Because securities of foreign issuers generally pay dividends and trade in foreign currencies, the U.S. dollar value of these Securities (and therefore Units of the Trusts containing securities of foreign issuers) will vary with fluctuations in foreign exchange rates. Most foreign currencies have fluctuated widely in value against the U.S. dollar for various economic and political reasons. The conversion by 11 of the 15 EU members of their national currencies to the euro could negatively impact the market rate of exchange between such currencies (or the euro) and the U.S. dollar.

To determine the value of foreign Securities or their dividends, the Evaluator will estimate current exchange rates for the relevant currencies based on activity in the various currency exchange markets. However, these markets can be quite volatile, depending on the activity of the large international commercial banks, various central banks, large multi-national corporations, speculators and other buyers and sellers of foreign currencies. Since actual foreign currency transactions may not be instantly reported, the exchange rates estimated by the Evaluator may not reflect the amount the Trusts would receive, in U.S. dollars, had the Trustee sold any particular currency in the market.

           Hypothetical Performance Information

The following table compares hypothetical performance information for the strategies employed by each Trust and the actual performances of the DJIA, Nasdaq-100 Index(R), S&P 500 Index, FT Index, Hang Seng Index, Ibbotson Small-Cap Index, MSCI Europe Index, a combination of the DJIA, S&P 500 Index and Nasdaq-100 Index(R) (the "Cumulative Domestic Index Returns") and a combination of the DJIA, FT Index and Hang Seng Index (the "Cumulative International Index Returns") in each of the full years listed below (and as of the most recent quarter).

These hypothetical returns should not be used to predict future performance of the Trusts. Returns from a Trust will differ from its strategy for several reasons, including the following:

- Total Return figures shown do not reflect commissions paid by a Trust on the purchase of Securities or taxes incurred by you.

- Strategy returns are for calendar years (and through the most recent quarter), while the Trusts begin and end on various dates.

- Trusts have a maturity longer than one year.

- Trusts may not be fully invested at all times or equally weighted in each of the strategies or the stocks comprising their respective strategy or strategies.

- Securities are often purchased or sold at prices different from the closing prices used in buying and selling Units.

- For Trusts investing in foreign Securities, currency exchange rates may differ.

You should note that the Trusts are not designed to parallel movements in any index and it is not expected that they will do so. In fact, each Trust's strategy underperformed its comparative index, or combination thereof, in certain years and we cannot guarantee that a Trust will outperform its respective index over the life of a Trust or over consecutive rollover periods, if available. Each index differs widely in size and focus, as described below.

DJIA. The DJIA consists of 30 U.S. stocks chosen by the editors of The Wall Street Journal as being representative of the broad market and of American industry. Changes in the component stocks of the DJIA are made entirely by the editors of The Wall Street Journal without consulting the companies, the stock exchange or any official agency. For the sake of continuity, changes are made rarely.

Nasdaq-100 Index(R). The Nasdaq-100 Index(R) consists of the 100 largest and most active non-financial domestic and international companies listed on the Nasdaq National Market System.

S&P 500 Index. The S&P 500 Index consists of 500 stocks chosen by
Standard and Poor's to be representative of the leaders of various industries.

Financial Times Industrial Ordinary Share Index. The FT Index consists of 30 common stocks chosen by the editors of The Financial Times as being representative of British industry and commerce.

Hang Seng Index. The Hang Seng Index consists of 33 of the stocks currently listed on the Stock Exchange of Hong Kong Ltd. and is intended to represent four major market sectors: commerce and industry, finance, property and utilities.

Ibbotson Small-Cap Index. The Ibbotson Small-Cap Index is a market capitalization weighted index of the ninth and tenth deciles of the New York Stock Exchange, plus stocks listed on the American Stock Exchange and over-the-counter with the same or less capitalization as the upper bound of the NYSE ninth decile.

MSCI Europe Index. The MSCI Europe Index is an equity market capitalization weighted index consisting of over 500 companies from all of the developed markets in Europe.

                                                 COMPARISON OF TOTAL RETURN(2)
(Strategy figures reflect the deduction of sales charges and expenses but not brokerage commissions or taxes.)
                                             Hypothetical Strategy Total Returns(1)
Year   The        The     European  Global     The       The S&P   Target    Target   Target VIP Target VIP   Total    Value
       Dow(sm)  Dow(sm)   Target 20 Target 15  Nasdaq(R) Target 24 Small-Cap VIP      Aggressive Conservative Target   Line(R)
       DART 5   DART 10   Strategy  Strategy   Target 15 Strategy  Strategy  Strategy Equity     Equity       Strategy Target 25
       Strategy Strategy                       Strategy                               Strategy   Strategy              Strategy
____  _______   _______   _________ _________  _________ __________ ________ ________ _________  ____________ ________ _________
1972   14.33%    19.80%                                               8.99%
1973   8.27%     -4.64%                                             -27.02%
1974   -0.23%    -9.42%                                             -36.70%
1975   44.68%    54.60%                                              37.19%
1976   27.27%    32.28%                                              42.69%
1977   0.91%     -4.33%                                              13.60%
1978   8.44%     -4.33%                                              14.89%
1979   14.98%    10.41%                                              37.83%
1980   41.00%    22.04%              47.81%                          58.76%
1981   -8.34%    -0.42%              -2.45%                         -11.71%
1982   19.35%    24.66%              -5.21%                          48.18%
1983   34.09%    37.47%              12.90%                          28.22%
1984   10.80%     3.72%              26.97%                          -3.47%
1985   40.23%    36.36%    74.15%    50.83%                          47.73%                                             31.71%
1986   46.40%    38.96%    39.38%    35.09%     18.99%    18.03%     20.63%   26.14%   23.80%     25.52%       27.30%   19.80%
1987   3.54%      2.75%    12.10%    14.78%     11.46%     1.56%     12.34%    9.42%    8.36%      4.74%        5.50%   16.58%
1988   15.73%    16.34%    13.98%    21.43%     -3.02%     4.40%     20.47%    6.86%    3.93%      8.31%        5.69%   -9.39%
1989   37.19%    25.68%    30.07%    13.26%     34.38%    22.34%     23.35%   32.02%   29.81%     24.80%       31.29%   45.94%
1990   3.28%     -1.16%    -3.02%     0.66%     -7.75%     6.58%     -1.32%   -0.04%    1.40%      3.31%        0.69%    3.01%
1991   39.59%    40.83%    13.81%    37.35%    105.45%    40.15%     56.36%   56.21%   60.56%     44.38%       61.70%   83.20%
1992   10.31%     5.99%    -6.50%    23.78%     -2.58%    -1.52%     25.03%    3.53%    2.09%      3.16%        2.06%   -2.57%
1993   17.19%    18.44%    34.30%    62.27%     25.72%     8.19%     19.77%   21.52%   22.48%     18.35%       17.01%   25.02%
1994   -8.06%    -2.24%    -3.04%    -9.63%      7.92%     5.07%     -0.31%    2.30%    4.60%      2.22%        1.63%   13.23%
1995   43.53%    35.20%    31.67%    10.77%     50.64%    39.10%     38.69%   42.45%   40.51%     36.41%       44.40%   52.27%
1996   32.55%    32.04%    21.45%    18.21%     56.79%    31.31%     32.09%   37.91%   39.76%     32.53%       40.20%   54.47%
1997   18.96%    22.87%    25.95%    -8.76%     32.23%    30.21%     14.04%   25.74%   26.14%     24.51%       27.12%   34.16%
1998   24.63%    17.26%    32.72%    10.82%    119.12%    39.76%     -0.56%   50.88%   57.06%     35.23%       61.13%   90.94%
1999   17.12%    15.80%    14.58%     6.27%     96.82%    40.74%     10.30%   48.34%   58.48%     36.92%       51.53%  111.78%
2000  -11.74%     8.09%     5.20%     2.59%    -16.92%     3.79%      2.92%   -4.77%   -2.24%      3.50%       -8.31%  -10.86%
2001  -14.84%   -15.82%   -10.89%    -1.16%    -26.70%   -10.86%     -3.79%  -11.33%  -10.53%    -10.29%      -17.48%    0.08%

                                                       Index Total Returns
                                                                                     Cumulative  Cumulative
                    Nasdaq-                         Hang      MSCI       Ibbotson    Domestic    International
                    100        S&P 500    FT        Seng      Europe     Small-Cap   Index       Index
Year      DJIA      Index(R)   Index      Index     Index     Index      Index       Returns(3)  Returns(4)
____      _______   _________  _______    ________  _________ __________ _________   _________   _____________
1972       18.38%               18.89%                                     4.43%
1973      -13.20%              -14.57%                                   -30.90%
1974      -23.64%              -26.33%                                   -19.95%
1975       44.46%               36.84%                                    52.82%
1976       22.80%               23.64%                                    57.38%
1977      -12.91%               -7.25%                                    25.38%
1978        2.66%                6.49%                                    23.46%
1979       10.60%               18.22%                                    43.46%
1980       21.90%               32.11%     31.77%    65.48%               38.88%                  39.72%
1981       -3.61%               -4.92%     -5.30%   -12.34%               13.88%                  -7.08%
1982       26.85%               21.14%      0.42%   -48.01%               28.01%                  -6.91%
1983       25.82%               22.28%     21.94%    -2.04%               39.67%                  15.24%
1984        1.29%                6.22%      2.15%    42.61%               -6.67%                  15.35%
1985       33.28%               31.77%     54.74%    50.95%    79.79%     24.66%                  46.32%
1986       27.00%     6.89%     18.31%     24.36%    51.16%    44.46%      6.85%      17.40%      34.18%
1987        5.66%    10.49%      5.33%     37.13%    -6.84%     4.10%     -9.30%       7.16%      11.99%
1988       16.03%    13.54%     16.64%      9.00%    21.04%    16.35%     22.87%      15.41%      15.36%
1989       32.09%    26.17%     31.35%     20.07%    10.59%    29.06%     10.18%      29.87%      20.92%
1990       -0.73%   -10.41%     -3.30%     11.03%    11.71%    -3.37%    -21.56%      -4.82%       7.34%
1991       24.19%    64.99%     30.40%      8.77%    50.68%    13.66%     44.63%      39.85%      27.88%
1992        7.39%     8.86%      7.62%     -3.13%    34.73%    -4.25%     23.35%       7.96%      12.99%
1993       16.87%    11.67%      9.95%     19.22%   124.95%    29.79%     20.98%      12.83%      53.68%
1994        5.03%     1.74%      1.34%      1.97%   -29.34%     2.66%      3.11%       2.71%      -7.45%
1995       36.67%    43.01%     37.22%     16.21%    27.52%    22.13%     34.66%      38.96%      26.80%
1996       28.71%    42.74%     22.82%     18.35%    37.86%    21.57%     17.62%      31.42%      28.31%
1997       24.82%    20.76%     33.21%     14.78%   -17.69%    24.20%     22.78%      26.26%       7.30%
1998       18.03%    85.43%     28.57%     12.32%    -2.60%    28.91%     -7.38%      44.01%       9.25%
1999       27.06%   102.08%     20.94%     15.14%    71.34%    16.23%     28.96%      50.02%      37.85%
2000       -4.70%   -36.82%     -9.08%    -16.14%    -9.32%    -8.14%     -3.87%     -16.87%     -10.05%
2001       -6.30%   -32.63%    -12.47%    -24.30%   -23.16%   -19.64%      3.84%     -17.13%     -17.92%

Page 35


________________

(1) The Strategy stocks for each Strategy for a given year consist of the common stocks selected by applying the respective Strategy as of the beginning of the period (and not the date the Trust actually sells Units).

(2) Total Return represents the sum of the change in market value of each group of stocks between the first and last trading day of a period plus the total dividends paid on each group of stocks during such period divided by the opening market value of each group of stocks as of the first trading day of a period. Total Return figures assume that all dividends are reinvested semi-annually (except the FT Index and Hang
Seng Index from 12/31/79 through 12/31/86, during which time annual reinvestment was assumed, and the MSCI Europe Index, which until 12/29/2000 assumed monthly reinvestment of dividends, and since
1/01/2001 assumes daily reinvestment of dividends) and all returns are stated in terms of U.S. dollars. Strategy figures reflect the deduction of sales charges and expenses but have not been reduced by estimated brokerage commissions paid by Trusts in acquiring Securities or any taxes incurred by investors. Based on the year-by-year returns contained in the table, over the full years as listed above, The Dow(sm) DART 5 Strategy, The Dow(sm) DART 10 Strategy, the European Target 20 Strategy, the Global Target 15 Strategy, The Nasdaq(R) Target 15 Strategy, The S&P Target 24 Strategy, the Target Small-Cap Strategy, the Target VIP Strategy, the Target VIP Aggressive Equity Strategy, the Target VIP Conservative Equity Strategy, the Total Target Strategy and the Value Line(R) Target 25 Strategy achieved an average annual total return of 16.36%, 14.68%, 17.52%, 15.22%, 25.00%, 16.22%, 15.26%, 19.91%, 20.88%,
17.27%, 19.59% and 28.61%, respectively. In addition, over this period, each individual strategy except the Global Target 15 Strategy achieved a greater average annual total return than that of its corresponding index, the DJIA, the Nasdaq-100 Index(R), the S&P 500 Index (from 01/01/85 through 12/31/01); the S&P 500 Index (from 01/01/86 through
12/31/01); the MSCI Europe Index; the Ibbotson Small-Cap Index; the combination of the DJIA, the S&P 500 Index and the Nasdaq-100 Index(R) (the "Cumulative Domestic Index"); and the combination of the DJIA, the FT Index and the Hang Seng Index (the "Cumulative International Index"), which were 12.53%, 16.90%, 14.92%, 13.94%, 15.51%, 14.83%, 16.06% and
14.93%, respectively.

(3) Cumulative Domestic Index Returns represent the weighted average of the annual returns of the stocks contained in the DJIA, S&P 500 Index and Nasdaq-100 Index(R). The Cumulative Domestic Index Returns are weighted in the same proportions as the index components appear in the Total Target Portfolio. For instance, the Cumulative Domestic Index is weighted as follows: DJIA, 33-1/3%; S&P 500 Index, 33-1/3%; Nasdaq-100 Index(R), 33-1/3%. Cumulative Domestic Index Returns do not represent an actual index.

(4) Cumulative International Index Returns represent the weighted average of the annual returns of the stocks contained in the FT Index, Hang Seng Index and DJIA. The Cumulative International Index Returns are weighted in the same proportions as the index components appear in the Global Target 15 Portfolio. For instance, the Cumulative International Index is weighted as follows: DJIA, 33-1/3%; FT Index, 33-1/3%; Hang Seng Index, 33-1/3%. Cumulative International Index Returns do not represent an actual index.

           PAST PERFORMANCE IS NO GUARANTEE OF FUTURE RESULTS.

                      Public Offering

The Public Offering Price.

You may buy Units at the Public Offering Price, the price per Unit of which is comprised of the following:

- The aggregate underlying value of the Securities;

- The amount of any cash in the Income and Capital Accounts;

- Dividends receivable on Securities; and

- The maximum sales charge (which combines an initial upfront sales charge, a deferred sales charge and the creation and development fee).

The price you pay for your Units will differ from the amount stated under "Summary of Essential Information" due to various factors, including fluctuations in the prices of the Securities, changes in the relevant currency exchange rates, changes in the applicable commissions, stamp taxes, custodial fees and other costs associated with foreign trading, and changes in the value of the Income and/or Capital Accounts.

Although you are not required to pay for your Units until three business days following your order (the "date of settlement"), you may pay before then. You will become the owner of Units ("Record Owner") on the date of settlement if payment has been received. If you pay for your Units before the date of settlement, we may use your payment during this time and it may be considered a benefit to us, subject to the limitations of the Securities Exchange Act of 1934.

Organization Costs. Securities purchased with the portion of the Public Offering Price intended to be used to reimburse the Sponsor for a Trust's organization costs (including costs of preparing the registration statement, the Indenture and other closing documents, registering Units with the Securities and Exchange Commission ("SEC") and states, the initial audit of each Trust portfolio, legal fees and the initial fees and expenses of the Trustee) will be purchased in the same proportionate relationship as all the Securities contained in a Trust. Securities will be sold to reimburse the Sponsor for a Trust's organization costs at the end of the initial offering period (a significantly shorter time period than the life of the Trusts). During the initial offering period, there may be a decrease in the value of the Securities. To the extent the proceeds from the sale of these Securities are insufficient to repay the Sponsor for Trust organization costs, the Trustee will sell additional Securities to allow a Trust to fully reimburse the Sponsor. In that event, the net asset value per Unit of a Trust will be reduced by the amount of additional Securities sold. Although the dollar amount of the reimbursement due to the Sponsor will remain fixed and will never exceed the per Unit amount set forth for a Trust in "Notes to Statements of Net Assets," this will result in a greater effective cost per Unit to Unit holders for the reimbursement to the Sponsor. To the extent actual organization costs are less than the estimated amount, only the actual organization costs will be deducted from the assets of a Trust. When Securities are sold to reimburse the Sponsor for organization costs, the Trustee will sell Securities, to the extent practicable, which will maintain the same proportionate relationship among the Securities contained in a Trust as existed prior to such sale.

Minimum Purchase.

The minimum amount you can purchase of a Trust is $1,000 worth of Units ($500 if you are purchasing Units for your Individual Retirement Account or any other qualified retirement plan).

Transactional Sales Charge.

The transactional sales charge you will pay has both an initial and a deferred component. The initial sales charge, which you will pay at the time of purchase, is equal to the difference between the maximum sales charge of 2.95% of the Public Offering Price and the sum of the maximum remaining deferred sales charge and creation and development fee (initially $.195 per Unit). This initial sales charge is equal to approximately 1.00% of the Public Offering Price of a Unit, but will vary from 1.00% depending on the purchase price of your Units and as deferred sales charge and creation and development fee payments are made. When the Public Offering Price per Unit exceeds $10.00, the initial sales charge will exceed 1.00% of the Public Offering Price. After the initial offering period, the initial sales charge will be reduced by the amount of the creation and development fee.

Monthly Deferred Sales Charge. In addition, three monthly deferred sales charges of approximately $.0484 per Unit will be deducted from a Trust's assets on approximately the twentieth day of each month from July 19, 2002 through September 20, 2002. If you buy Units at a price of less than $10.00 per Unit, the dollar amount of the deferred sales charge will not change, but the deferred sales charge on a percentage basis will be more than 1.45% of the Public Offering Price.

Discounts for Certain Persons.

If you invest at least $50,000 (except if you are purchasing for "Fee Accounts" as described below) the maximum sales charge is reduced, as follows:

                                          Your maximum
If you invest                             sales charge
(in thousands)*                           will be
_______________                           ____________
$50 but less than $100                    2.70%
$100 but less than $150                   2.45%
$150 but less than $500                   2.10%
$500 but less than $1,000                 1.95%
$1,000 or more                            1.20%

*Breakpoint sales charges are also applied on a Unit basis utilizing a breakpoint equivalent in the above table of $10 per Unit and will be applied on whichever basis is more favorable to the investor. The breakpoints will be adjusted to take into consideration purchase orders stated in dollars which cannot be completely fulfilled due to the requirement that only whole Units be issued.

The reduced sales charge for quantity purchases will apply only to purchases made by the same person on any one day from any one dealer. To help you reach the above levels, you can combine the Units you purchase of the Trusts in this prospectus with any other same day purchases of other trusts for which we are Principal Underwriter and are currently in the initial offering period. In addition, we will also consider Units you purchase in the name of your spouse or child under 21 years of age to be purchases by you. The reduced sales charges will also apply to a trustee or other fiduciary purchasing Units for a single trust estate or single fiduciary account. You must inform your dealer of any combined purchases before the sale in order to be eligible for the reduced sales charge. Any reduced sales charge is the responsibility of the party making the sale.

If you commit to purchase Units of the Trusts, or subsequent series of the Trusts, valued at $1,000,000 or more over a 12-month period, commencing with your first purchase you will receive the reduced sales charge set forth above on all individual purchases over $83,000.

You may use your Rollover proceeds from a previous series of a Trust, termination proceeds from other unit investment trusts with a similar strategy as a Trust, or redemption or termination proceeds from any unit investment trust we sponsor to purchase Units of a Trust during the initial offering period at the Public Offering Price less 1.00% (for purchases of $1,000,000 or more, the maximum sales charge will be limited to 1.20% of the Public Offering Price), but you will not be eligible to receive the reduced sales charges described in the above table. Please note that if you purchase Units of a Trust in this manner using redemption proceeds from trusts which assess the amount of any remaining deferred sales charge at redemption, you should be aware that any deferred sales charge remaining on these units will be deducted from those redemption proceeds.

Investors purchasing Units through registered broker/dealers who charge periodic fees in lieu of commissions or who charge for financial planning, investment advisory or asset management services or provide these or comparable services as part of an investment account where a comprehensive "wrap fee" or similar charge is imposed ("Fee Accounts") will not be assessed the transactional sales charge described in this section on the purchase of Units. Certain Fee Accounts Unit holders may be assessed transaction or other account fees on the purchase and/or redemption of such Units by their broker/dealer or other processing oganizations for providing certain transaction or account activities. We reserve the right to limit or deny purchases of Units not subject to the transactional sales charge by investors whose frequent trading activity we determine to be detrimental to the Trusts.

Employees, officers and directors (and immediate family members) of the Sponsor, our related companies, dealers and their affiliates, and vendors providing services to us may purchase Units at the Public Offering Price less the applicable dealer concession. Immediate family members include spouses, children, grandchildren, parents, grandparents, siblings, mothers-in-law, fathers-in-law, sons-in-law, daughters-in-law, brothers-in-law and sisters-in-law, and trustees, custodians or fiduciaries for the benefit of such persons.

The Sponsor and certain dealers may establish a schedule where employees, officers and directors of such dealers can purchase Units of a Trust at the Public Offering Price less the established schedule amount, which is designed to compensate such dealers for activities relating to the sale of Units (the "Employee Dealer Concession").

You will be charged the deferred sales charge per Unit regardless of any discounts. However, if you are eligible to receive a discount such that the maximum sales charge you must pay is less than the applicable maximum deferred sales charge, including Fee Accounts Units, you will be credited the difference between your maximum sales charge and the maximum deferred sales charge at the time you buy your Units. If you elect to have distributions reinvested into additional Units of your Trust, in addition to the reinvestment Units you receive you will also be credited additional Units with a dollar value at the time of reinvestment sufficient to cover the amount of any remaining deferred sales charge to be collected on such reinvestment Units. The dollar value of these additional credited Units (as with all Units) will fluctuate over time, and may be less on the dates deferred sales charges are collected than their value at the time they were issued.

As Sponsor, we will also receive, and the Unit holders will pay, a creation and development fee. See "Expenses and Charges" for a description of the services provided for this fee.

The Value of the Securities.

The Evaluator will determine the aggregate underlying value of the Securities in a Trust as of the Evaluation Time on each business day and will adjust the Public Offering Price of the Units according to this valuation. This Public Offering Price will be effective for all orders received before the Evaluation Time on each such day. If we or the Trustee receive orders for purchases, sales or redemptions after that time, or on a day which is not a business day, they will be held until the next determination of price. The term "business day" as used in this prospectus will exclude Saturdays, Sundays and certain national holidays on which the NYSE is closed.

The aggregate underlying value of the Securities in a Trust will be determined as follows: if the Securities are listed on a securities exchange or The Nasdaq Stock Market, their value is generally based on the closing sale prices on that exchange or system (unless it is determined that these prices are not appropriate as a basis for valuation). However, if there is no closing sale price on that exchange or system, they are valued based on the closing ask prices. If the Securities are not so listed, or, if so listed and the principal market for them is other than on that exchange or system, their value will generally be based on the current ask prices on the over-the-counter market (unless it is determined that these prices are not appropriate as a basis for valuation). If current ask prices are unavailable, the valuation is generally determined:

a) On the basis of current ask prices for comparable securities;

b) By appraising the value of the Securities on the ask side of the market; or

c) By any combination of the above.

The total value of non-U.S. listed Securities in the European Target 20 Portfolio, the Global Target 15 Portfolio, the Target VIP Portfolio, the Target VIP Aggressive Equity Portfolio and the Target VIP Conservative Equity Portfolio during the initial offering period is computed on the basis of the offering side value of the relevant currency exchange rate expressed in U.S. dollars as of the Evaluation Time.

After the initial offering period is over, the aggregate underlying value of the Securities will be determined as set forth above, except that bid prices are used instead of ask prices when necessary. In addition, during this period the aggregate underlying value of non-U.S. listed Securities is computed on the basis of the bid side value of the relevant currency exchange rate expressed in U.S. dollars as of the Evaluation Time.

                   Distribution of Units

We intend to qualify Units of the Trusts for sale in a number of states. All Units will be sold at the then current Public Offering Price.

Dealer Concessions.

Dealers and other selling agents can purchase Units at prices which reflect a concession or agency commission of 2.25% of the Public Offering Price per Unit. However, for Units subject to a transactional sales charge which are purchased using redemption or termination proceeds or on purchases by Rollover Unit holders, this amount will be reduced to 1.3% of the sales price of these Units (0.5% for purchases of $1,000,000 or more).

Eligible dealer firms and other selling agents who sell Units of a Trust during the initial offering period in the dollar amounts shown below will be entitled to the following additional sales concessions as a percentage of the Public Offering Price:

Total sales per Trust                     Additional
(in millions)                             Concession
_____________________                     ___________
$1 but less than $3                       0.05%
$3 but less than $5                       0.10%
$5 or more                                0.15%

Dealers and other selling agents will not receive a concession on the sale of Units which are not subject to the transactional sales charge, but such Units will be included in determining whether the above volume sales levels are met. Eligible dealer firms and other selling agents include entities that are providing marketing support for First Trust unit investment trusts by distributing or permitting the distribution of marketing materials and other product information. Eligible dealer firms and other selling agents will not include firms that solely provide clearing services to other broker/dealer firms. Dealers and other selling agents who, during any consecutive 12-month period, sell at least $250 million or $500 million worth of primary market units of unit investment trusts sponsored by us will receive a concession of $2,500 or $5,000, respectively, in the month following the achievement of this level. We reserve the right to change the amount of concessions or agency commissions from time to time. Certain commercial banks may be making Units of the Trusts available to their customers on an agency basis. A portion of the transactional sales charge paid by these customers is kept by or given to the banks in the amounts shown above.

Award Programs.

From time to time we may sponsor programs which provide awards to a dealer's registered representatives who have sold a minimum number of Units during a specified time period. We may also pay fees to qualifying dealers for services or activities which are meant to result in sales of Units of the Trusts. In addition, we will pay to dealers who sponsor sales contests or recognition programs that conform to our criteria, or participate in our sales programs, amounts equal to no more than the total applicable transactional sales charge on Units sold by such persons during such programs. We make these payments out of our own assets and not out of Trust assets. These programs will not change the price you pay for your Units.

Advertising and Investment Comparisons.

Advertising materials regarding a Trust may discuss several topics, including: developing a long-term financial plan; working with your financial professional; the nature and risks of various investment strategies and unit investment trusts that could help you reach your financial goals; the importance of discipline; how a Trust operates; how securities are selected; various unit investment trust features such as convenience and costs; and options available for certain types of unit investment trusts. These materials may include descriptions of the principal businesses of the companies represented in each Trust, research analysis of why they were selected and information relating to the qualifications of the persons or entities providing the research analysis. In addition, they may include research opinions on the economy and industry sectors included and a list of investment products generally appropriate for pursuing those recommendations.

From time to time we may compare the estimated returns of a Trust (which may show performance net of the expenses and charges a Trust would have incurred) and returns over specified periods of other similar trusts we sponsor in our advertising and sales materials, with (1) returns on other taxable investments such as the common stocks comprising various market indexes, corporate or U.S. Government bonds, bank CDs and money market accounts or funds, (2) performance data from Morningstar Publications, Inc. or (3) information from publications such as Money, The New York Times, U.S. News and World Report, BusinessWeek, Forbes or Fortune. The investment characteristics of each Trust differ from other comparative investments. You should not assume that these performance comparisons will be representative of a Trust's future performance. We may also, from time to time, use advertising which classifies trusts according to capitalization and/or investment style.

                   The Sponsor's Profits

We will receive a gross sales commission equal to the maximum transactional sales charge per Unit for each Trust less any reduction as stated in "Public Offering." We will also receive the amount of any accrued and collected creation and development fee. Also, any difference between our cost to purchase the Securities and the price at which we sell them to a Trust is considered a profit or loss (see Note 2 of "Notes to Schedules of Investments"). During the initial offering period, dealers and others may also realize profits or sustain losses as a result of fluctuations in the Public Offering Price they receive when they sell the Units.

In maintaining a market for the Units, any difference between the price at which we purchase Units and the price at which we sell or redeem them will be a profit or loss to us.

                   The Secondary Market

Although not obligated, we intend to maintain a market for the Units after the initial offering period and continuously offer to purchase Units at prices based on the Redemption Price per Unit.

We will pay all expenses to maintain a secondary market, except the Evaluator fees and Trustee costs to transfer and record the ownership of Units. We may discontinue purchases of Units at any time. IF YOU WISH TO DISPOSE OF YOUR UNITS, YOU SHOULD ASK US FOR THE CURRENT MARKET PRICES BEFORE MAKING A TENDER FOR REDEMPTION TO THE TRUSTEE. If you sell or redeem your Units before you have paid the total deferred sales charge on your Units, you will have to pay the remainder at that time.

                   How We Purchase Units

The Trustee will notify us of any tender of Units for redemption. If our bid at that time is equal to or greater than the Redemption Price per Unit, we may purchase the Units. You will receive your proceeds from the sale no later than if they were redeemed by the Trustee. We may tender Units we hold to the Trustee for redemption as any other Units. If we elect not to purchase Units, the Trustee may sell tendered Units in the over-the-counter market, if any. However, the amount you will receive is the same as you would have received on redemption of the Units.

                   Expenses and Charges

The estimated annual expenses of each Trust are listed under "Fee Table." If actual expenses of a Trust exceed the estimate, that Trust will bear the excess. The Trustee will pay operating expenses of the Trusts from the Income Account of such Trust if funds are available, and then from the Capital Account. The Income and Capital Accounts are noninterest-bearing to Unit holders, so the Trustee may earn interest on these funds, thus benefiting from their use.

First Trust Advisors L.P., an affiliate of ours, will be compensated for providing bookkeeping and other administrative services to the Trusts, and, as Sponsor, we will receive brokerage fees when a Trust uses us (or an affiliate of ours) as agent in buying or selling Securities. In addition, First Trust Advisors L.P. acts as both Portfolio Supervisor and Evaluator to the Trusts and will receive the fees set forth under "Fee Table" for providing portfolio supervisory and evaluation services to the Trusts. In providing portfolio supervisory services, the Portfolio Supervisor may purchase research services from a number of sources, which may include underwriters or dealers of the Trusts.

The fees payable to First Trust Advisors L.P. and the Trustee are based on the largest aggregate number of Units of a Trust outstanding at any time during the calendar year, except during the initial offering period, in which case these fees are calculated based on the largest number of Units outstanding during the period for which compensation is paid. These fees may be adjusted for inflation without Unit holders' approval, but in no case will the annual fee paid to us or our affiliates for providing a given service to all unit investment trusts for which we provide such services be more than the actual cost of providing such services in such year.

As Sponsor, we will receive a fee from each Trust for creating and developing the Trusts, including determining each Trust's objectives, policies, composition and size, selecting service providers and information services and for providing other similar administrative and ministerial functions. The "creation and development fee" is a charge of ..50% of a Trust's average daily net asset value through the date of collection. In connection with the creation and development fee, in no event will the Sponsor collect more than .50% of a Unit holder's initial investment. We do not use this fee to pay distribution expenses or as compensation for sales efforts.

In addition to a Trust's operating expenses and those fees described above, the Trusts may also incur the following charges:

- A quarterly license fee (which will fluctuate with a Trust's net asset value) payable by certain of the Trusts for the use of certain trademarks and trade names of Dow Jones, Standard & Poor's, The Nasdaq Stock Market, Inc. and/or Value Line;

- All legal expenses of the Trustee according to its responsibilities under the Indenture;

- The expenses and costs incurred by the Trustee to protect a Trust and your rights and interests;

- Fees for any extraordinary services the Trustee performed under the Indenture;

- Payment for any loss, liability or expense the Trustee incurred without negligence, bad faith or willful misconduct on its part, in connection with its acceptance or administration of a Trust;

- Payment for any loss, liability or expenses we incurred without negligence, bad faith or willful misconduct in acting as Depositor of a Trust;

- Foreign custodial and transaction fees, if any; and/or

- All taxes and other government charges imposed upon the Securities or any part of a Trust.

The above expenses and the Trustee's annual fee are secured by a lien on the Trusts. Since the Securities are all common stocks and dividend income is unpredictable, we cannot guarantee that dividends will be sufficient to meet any or all expenses of the Trusts. If there is not enough cash in the Income or Capital Accounts, the Trustee has the power to sell Securities in a Trust to make cash available to pay these charges which may result in capital gains or losses to you. See "Tax Status."

                        Tax Status

United States Taxation.

This section summarizes some of the main U.S. federal income tax consequences of owning Units of the Trusts. This section is current as of the date of this prospectus. Tax laws and interpretations change frequently, and these summaries do not describe all of the tax consequences to all taxpayers. For example, these summaries generally do not describe your situation if you are a corporation, a non-U.S. person, a broker-dealer, or other investor with special circumstances. In addition, this section does not describe your state or foreign taxes. As with any investment, you should consult your own tax professional about your particular consequences. In addition, the Internal Revenue Service issued new withholding and reporting regulations effective January 1, 2001. Foreign investors should consult their own tax advisors regarding the tax consequences of these regulations.


Assets of the Trusts. The Trusts will hold one or more of the following:
(i) stock in domestic and foreign corporations (the "Stocks") and (ii) interests in real estate investment trusts (the "REIT Shares"). All of the forgoing constitute the "Trust Assets." For purposes of this federal tax discussion, it is assumed that the Stocks constitute equity and the REIT Shares constitute qualifying shares in real estate investment trusts for federal income tax purposes.

Trust Status. The Trusts will not be taxed as a corporation for federal income tax purposes. As a Unit owner, you will be treated as the owner of a pro rata portion of the Trust Assets and other assets held by a Trust, and as such you will be considered to have received a pro rata share of income (e.g., dividends and capital gains, if any) from each Trust Asset when such income would be considered to be received by you if you directly owned a Trust's assets. This is true even if you elect to have your distributions automatically reinvested into additional Units. In addition, the income from the Trust which you must take into account for federal income tax purposes is not reduced for amounts used to pay Trust expenses (including the deferred sales charge, if any).

Your Tax Basis and Income or Loss upon Disposition. If your Trust disposes of Trust Assets, you will generally recognize gain or loss. If you dispose of your Units or redeem your Units for cash, you will also generally recognize gain or loss. To determine the amount of this gain or loss, you must subtract your tax basis in the related Trust Assets from your share of the total amounts received in the transaction. You can generally determine your initial tax basis in each Security or other Trust asset by apportioning the cost of your Units, generally including sales charges, among each Trust Asset ratably according to their value on the date you purchase your Units. In certain circumstances, however, you may have to adjust your tax basis after you purchase your Units (for example, in the case of certain dividends that exceed a corporation's accumulated earnings and profits).

If you are an individual, the maximum marginal federal tax rate for net capital gain is generally 20% (10% for certain taxpayers in the 10% and 15% tax brackets). The 20% rate is reduced to 18% and the 10% rate is reduced to 8% for long-term gains from most property acquired after December 31, 2000 with a holding period of more than five years. Because the Trusts have a maturity of less than five years, the reduction in the capital gains rate for property held for more than five years could only possibly apply to your interest in the securities if you are eligible for and elect to receive an In-Kind Distribution at redemption or termination.

Net capital gain equals net long-term capital gain minus net short-term capital loss for the taxable year. Capital gain or loss is long-term if the holding period for the asset is more than one year and is short-term if the holding period for the asset is one year or less. You must exclude the date you purchase your Units to determine the holding period of your Units. The tax rates for capital gains realized from assets held for one year or less are generally the same as for ordinary income. The Internal Revenue Code may, however, treat certain capital gains as ordinary income in special situations. Capital gain received from assets held for more than one year that is considered "unrecaptured Section 1250 gain" (which may be the case, for example, with some capital gains attributable to the REIT Shares) is taxed at a maximum stated tax rate of 25%. In the case of capital gains dividends, the determination of which portion of the capital gain dividend, if any, that may be treated as long term gain from property held for more than five years eligible for the 18% (or 8%) tax rate, or that may be subject to the 25% tax rate, will be made based on regulations prescribed by the United States Treasury.

Dividends from REIT Shares. Some dividends on the REIT Shares may qualify as "capital gain dividends," taxable to you as long-term capital gains. If you hold a Unit six months or less or if your Trust holds a REIT Share for six months or less, any loss incurred by you related to the disposition of such REIT Share will be treated as long-term capital loss to the extent of any long-term capital gain distributions received (or deemed to be received) with respect to such REIT Share. Distributions of income or capital gains declared on REIT Shares in October, November or December will be deemed to have been paid to you on December 31 of the year they are declared, even when paid by the REIT during the following January.

Dividends Received Deduction. A corporation that owns Units of The S&P Target 24 Portfolio generally will not be entitled to the dividends received deduction with respect to certain dividends received by such Portfolio, because the dividends received deduction is not available for dividends from most foreign corporations or from REITs.

Rollovers. If you elect to have your proceeds from a Trust rolled over into the next series of such Trust, it is considered a sale for federal income tax purposes, and any gain on the sale will be treated as a capital gain, and any loss will be treated as a capital loss. However, any loss you incur in connection with the exchange of your Units of a Trust for units of the next series will generally be disallowed with respect to this deemed sale and subsequent deemed repurchase, to the extent the two trusts have substantially identical Securities or other Trust assets under the wash sale provisions of the Internal Revenue Code.

In-Kind Distributions. Under certain circumstances, as described in this prospectus, you may request a distribution of Securities (an "In-Kind Distribution") from any of the Trusts except the European Target 20 Portfolio or the Global Target 15 Portfolio when you redeem your Units or at a Trust's termination. By electing to receive an In-Kind Distribution, you will receive whole shares of stock plus, possibly, cash.

You will not recognize gain or loss if you only receive Securities in exchange for your pro rata portion of the Securities held by a Trust. However, if you also receive cash in exchange for a Trust Asset or a fractional share of a Trust Asset or a Security held by such Trust, you will generally recognize gain or loss based on the difference between the amount of cash you receive and your tax basis in such Trust Asset or fractional share.

Limitations on the Deductibility of Trust Expenses. Generally, for federal income tax purposes, you must take into account your full pro rata share of a Trust's income, even if some of that income is used to pay Trust expenses. You may deduct your pro rata share of each expense paid by a Trust to the same extent as if you directly paid the expense. You may, however, be required to treat some or all of the expenses of a Trust as miscellaneous itemized deductions. Individuals may only deduct certain miscellaneous itemized deductions to the extent they exceed 2% of adjusted gross income.

Foreign, State and Local Taxes. Distributions by a Trust that are treated as U.S. source income (e.g., dividends received on Securities of domestic corporations) will generally be subject to U.S. income taxation and withholding in the case of Units held by non-resident alien individuals, foreign corporations or other non-U.S. persons, subject to any applicable treaty. However, distributions by a Trust that are derived from certain dividends of Securities of a foreign corporation may not be subject to U.S. income taxation and withholding in the case of Units held by non-resident alien individuals, foreign corporations or other U.S. persons.

Some distributions by a Trust may be subject to foreign withholding taxes. Any dividends withheld will nevertheless be treated as income to you. However, because you are deemed to have paid directly your share of foreign taxes that have been paid or accrued by a Trust, you may be entitled to a foreign tax credit or deduction for U.S. tax purposes with respect to such taxes.

Under the existing income tax laws of the State and City of New York, the Trusts will not be taxed as corporations, and the income of the Trusts will be treated as the income of the Unit holders in the same manner as for federal income tax purposes.


United Kingdom Taxation.

The following summary describes certain important U.K. tax consequences for certain U.S. Unit holders who hold Units in the European Target 20 Portfolio, the Global Target 15 Portfolio, the Target VIP Portfolio, the Target VIP Aggressive Equity Portfolio, or the Target VIP Conservative Equity Portfolio as capital assets. This summary is intended to be a general guide only and is subject to any changes in law occurring after the date of this prospectus. You should consult your own tax advisor about your particular circumstances.

Taxation of Dividends. A U.K. resident individual who receives a dividend from a U.K. company is generally entitled to a tax credit which is offset against U.K. tax liabilities.

You will not be able to claim any refund of the tax credit for dividends paid by U.K. companies.

Taxation of Capital Gains. U.S. investors who are neither resident nor ordinarily resident in the United Kingdom will not generally be liable for U.K. tax on gains arising on the disposal of Units in the European Target 20 Portfolio, the Global Target 15 Portfolio, the Target VIP Portfolio, the Target VIP Aggressive Equity Portfolio or the Target VIP Conservative Equity Portfolio. However, they may be liable if the Units are used, held or acquired for the purposes of a trade, profession or vocation carried on in the United Kingdom. Individual U.S. investors may also be liable if they have previously been resident or ordinarily resident in the United Kingdom and become resident or ordinarily resident in the United Kingdom in the future.

Inheritance Tax. Individual U.S. investors who are domiciled in the United States and who are not U.K. nationals will generally not be subject to U.K. inheritance tax on death or on gifts of the Units made during their lifetimes, provided any applicable U.S. federal gift or estate tax is paid. They may be subject to U.K. inheritance tax if the Units are used in a business in the United Kingdom or relate to the performance of personal services in the United Kingdom.

Where the Units are held on trust, the Units will generally not be subject to U.K. inheritance tax unless the settlor, at the time of settlement, was domiciled in the United Kingdom, in which case they may be subject to tax.

It is very unlikely that the Units will be subject to both U.K.
inheritance tax and U.S. federal gift or estate tax. If they were, one of the taxes could generally be credited against the other.

Stamp Tax. A sale of Securities listed in the FT Index will generally result in either U.K. stamp duty or stamp duty reserve tax being payable by the purchaser. The European Target 20 Portfolio, the Global Target 15 Portfolio, the Target VIP Portfolio, the Target VIP Aggressive Equity Portfolio and the Target VIP Conservative Equity Portfolio each paid this tax when they acquired Securities. When the European Target 20 Portfolio, the Global Target 15 Portfolio, the Target VIP Portfolio, the Target VIP Aggressive Equity Portfolio, or the Target VIP Conservative Equity Portfolio sell Securities, it is anticipated that the tax will be paid by the purchaser.

Hong Kong Taxation.

The following summary describes certain important Hong Kong tax consequences to certain U.S. Unit holders who hold Units in the Global Target 15 Portfolio, the Target VIP Aggressive Equity Portfolio, or the Target VIP Conservative Equity Portfolio as capital assets. This summary assumes that you are not carrying on a trade, profession or business in Hong Kong and that you have no profits sourced in Hong Kong arising from the carrying on of such trade, profession or business. This summary is intended to be a general guide only and is subject to any changes in Hong Kong or U.S. law occurring after the date of this prospectus and you should consult your own tax advisor about your particular circumstances.

Taxation of Dividends. Dividends you receive from the Global Target 15 Portfolio, the Target VIP Aggressive Equity Portfolio, or the
Target VIP Conservative Equity Portfolio relating to Hong Kong issuers are not taxable and therefore will not be subject to the deduction of any withholding tax.

Profits Tax. Unless you are carrying on a trade, profession or business in Hong Kong you will not be subject to profits tax imposed by Hong Kong on any gain or profits made on the realization or other disposal of your Units.

Estate Duty. Units of the Global Target 15 Portfolio, the Target VIP Aggressive Equity Portfolio, or the Target VIP Conservative Equity Portfolio do not give rise to Hong Kong estate duty liability.

                     Retirement Plans

You may purchase Units of the Trusts for:

- Individual Retirement Accounts;

- Keogh Plans;

- Pension funds; and

- Other tax-deferred retirement plans.

Generally, the federal income tax on capital gains and income received in each of the above plans is deferred until you receive distributions. These distributions are generally treated as ordinary income but may, in some cases, be eligible for special averaging or tax-deferred rollover treatment. Before participating in a plan like this, you should review the tax laws regarding these plans and consult your attorney or tax advisor. Brokerage firms and other financial institutions offer these plans with varying fees and charges.

                  Rights of Unit Holders

Unit Ownership.

The Trustee will treat as Record Owner of Units persons registered as such on its books. It is your responsibility to notify the Trustee when you become Record Owner, but normally your broker/dealer provides this notice. You may elect to hold your Units in either certificated or uncertificated form. All Fee Accounts Units, however, will be held in uncertificated form.

Certificated Units. When you purchase your Units you can request that they be evidenced by certificates, which will be delivered shortly after your order. Certificates will be issued in fully registered form, transferable only on the books of the Trustee in denominations of one Unit or any multiple thereof. You can transfer or redeem your certificated Units by endorsing and surrendering the certificate to the Trustee, along with a written instrument of transfer. You must sign your name exactly as it appears on the face of the certificate with signature guaranteed by an eligible institution. In certain cases the Trustee may require additional documentation before they will transfer or redeem your Units.

You may be required to pay a nominal fee to the Trustee for each certificate reissued or transferred, and to pay any government charge that may be imposed for each transfer or exchange. If a certificate gets lost, stolen or destroyed, you may be required to furnish indemnity to the Trustee to receive replacement certificates. You must surrender mutilated certificates to the Trustee for replacement.

Uncertificated Units. You may also choose to hold your Units in uncertificated form. If you choose this option, the Trustee will establish an account for you and credit your account with the number of Units you purchase. Within two business days of the issuance or transfer of Units held in uncertificated form, the Trustee will send you:

- A written initial transaction statement containing a description of your Trust;

- A list of the number of Units issued or transferred;

- Your name, address and Taxpayer Identification Number ("TIN");

- A notation of any liens or restrictions of the issuer and any adverse claims; and

- The date the transfer was registered.

Uncertificated Units may be transferred the same way as certificated Units, except that no certificate needs to be presented to the Trustee. Also, no certificate will be issued when the transfer takes place unless you request it. You may at any time request that the Trustee issue certificates for your Units.

Unit Holder Reports.

In connection with each distribution, the Trustee will provide you with a statement detailing the per Unit amount of income (if any) distributed. After the end of each calendar year, the Trustee will provide you with the following information:

- A summary of transactions in your Trust for the year;

- A list of any Securities sold during the year and the Securities held at the end of that year by your Trust;

- The Redemption Price per Unit, computed on the 31st day of December of such year (or the last business day before); and

- Amounts of income and capital distributed during the year.

You may request from the Trustee copies of the evaluations of the Securities as prepared by the Evaluator to enable you to comply with federal and state tax reporting requirements.

             Income and Capital Distributions

You will begin receiving distributions on your Units only after you become a Record Owner. The Trustee will credit dividends received on a Trust's Securities to the Income Account of such Trust. All other receipts, such as return of capital, are credited to the Capital Account of such Trust. Dividends received on foreign Securities, if any, are converted into U.S. dollars at the applicable exchange rate.

The Trustee will distribute any net income in the Income Account on or near the Income Distribution Dates to Unit holders of record on the preceding Income Distribution Record Date. See "Summary of Essential Information." No income distribution will be paid if accrued expenses of a Trust exceed amounts in the Income Account on the Income Distribution Dates. Distribution amounts will vary with changes in a Trust's fees and expenses, in dividends received and with the sale of Securities. The Trustee will distribute amounts in the Capital Account, net of amounts designated to meet redemptions, pay the deferred sales charge or pay expenses, on the last day of each month to Unit holders of record on the fifteenth day of each month provided the amount equals at least $1.00 per 100 Units. If the Trustee does not have your TIN, it is required to withhold a certain percentage of your distribution and deliver such amount to the Internal Revenue Service ("IRS"). You may recover this amount by giving your TIN to the Trustee, or when you file a tax return. However, you should check your statements to make sure the Trustee has your TIN to avoid this "back-up withholding."

We anticipate that there will be enough money in the Capital Account of a Trust to pay the deferred sales charge. If not, the Trustee may sell Securities to meet the shortfall.

Within a reasonable time after a Trust is terminated, unless you are a Rollover Unit holder, you will receive the pro rata share of the money from the sale of the Securities. However, if you own Units of any of the Trusts except the European Target 20 Portfolio or the Global Target 15 Portfolio, you may elect to receive an In-Kind Distribution as described under "Amending or Terminating the Indenture." All Unit holders will receive a pro rata share of any other assets remaining in their Trust, after deducting any unpaid expenses.

The Trustee may establish reserves (the "Reserve Account") within a Trust to cover anticipated state and local taxes or any governmental charges to be paid out of that Trust.

Distribution Reinvestment Option. You may elect to have each distribution of income and/or capital reinvested into additional Units of your Trust by notifying the Trustee at least 10 days before any Record Date. Each later distribution of income and/or capital on your Units will be reinvested by the Trustee into additional Units of your Trust. There is no transactional sales charge on Units acquired through the Distribution Reinvestment Option, as discussed under "Public Offering." This option may not be available in all states. PLEASE NOTE THAT EVEN IF YOU REINVEST DISTRIBUTIONS, THEY ARE STILL CONSIDERED DISTRIBUTIONS FOR INCOME TAX PURPOSES.

                   Redeeming Your Units

You may redeem all or a portion of your Units at any time by sending the certificates representing the Units you want to redeem to the Trustee at its unit investment trust office. If your Units are uncertificated, you need only deliver a request for redemption to the Trustee. In either case, the certificates or the redemption request must be properly endorsed with proper instruments of transfer and signature guarantees as explained in "Rights of Unit Holders-Unit Ownership" (or by providing satisfactory indemnity if the certificates were lost, stolen, or destroyed). No redemption fee will be charged, but you are responsible for any governmental charges that apply. Certain broker/dealers may charge a transaction fee for processing redemption requests. Units redeemed directly through the Trustee are not subject to such transaction fees. Three business days after the day you tender your Units (the "Date of Tender") you will receive cash in an amount for each Unit equal to the Redemption Price per Unit calculated at the Evaluation Time on the Date of Tender.

The Date of Tender is considered to be the date on which the Trustee receives your certificates or redemption request (if such day is a day the NYSE is open for trading). However, if your certificates or redemption request are received after 4:00 p.m. Eastern time (or after any earlier closing time on a day on which the NYSE is scheduled in advance to close at such earlier time), the Date of Tender is the next day the NYSE is open for trading.

Any amounts paid on redemption representing income will be withdrawn from the Income Account of a Trust if funds are available for that purpose, or from the Capital Account. All other amounts paid on redemption will be taken from the Capital Account of a Trust. The IRS will require the Trustee to withhold a portion of your redemption proceeds if the Trustee does not have your TIN as generally discussed under "Income and Capital Distributions."

If you tender at least 2,500 Units of The Dow(sm) DART 5 Portfolio, the Target Small-Cap Portfolio or the Total Target Portfolio, or 5,000 Units of the Target VIP Portfolio, the Target VIP Aggressive Equity Portfolio or the Target VIP Conservative Equity Portfolio or such other amount as required by your broker/dealer, for redemption, rather than receiving cash, you may elect to receive an In-Kind Distribution in an amount equal to the Redemption Price per Unit by making this request in writing to the Trustee at the time of tender. However, to be eligible to participate in the In-Kind Distribution option at redemption, Fee Accounts Unit holders must hold their Units through the end of the initial offering period. No In-Kind Distribution requests submitted during the nine business days prior to a Trust's Mandatory Termination Date will be honored. Where possible, the Trustee will make an In-Kind Distribution by distributing each of the Securities in book-entry form to your bank or broker/dealer account at the Depository Trust Company. This option is generally eligible only for stocks traded and held in the United States, thus excluding most foreign Securities. The Trustee will subtract any customary transfer and registration charges from your In-Kind Distribution. As a tendering Unit holder, you will receive your pro rata number of whole shares of the eligible Securities that make up the portfolio, and cash from the Capital Account equal to the non-eligible Securities and fractional shares to which you are entitled.

The Trustee may sell Securities to make funds available for redemption. If Securities are sold, the size and diversification of a Trust will be reduced. These sales may result in lower prices than if the Securities were sold at a different time.

Your right to redeem Units (and therefore, your right to receive payment) may be delayed:

- If the NYSE is closed (other than customary weekend and holiday closings);

- If the SEC determines that trading on the NYSE is restricted or that an emergency exists making sale or evaluation of the Securities not reasonably practical; or

- For any other period permitted by SEC order.

The Trustee is not liable to any person for any loss or damage which may result from such a suspension or postponement.

The Redemption Price.

The Redemption Price per Unit is determined by the Trustee by:

adding

1. cash in the Income and Capital Accounts of a Trust not designated to purchase Securities;

2. the aggregate underlying value of the Securities held in that Trust;
and

3. dividends receivable on the Securities trading ex-dividend as of the date of computation; and

deducting

1. any applicable taxes or governmental charges that need to be paid out of such Trust;

2. any amounts owed to the Trustee for its advances;

3. estimated accrued expenses of such Trust, if any;

4. cash held for distribution to Unit holders of record of such Trust as of the business day before the evaluation being made;

5. liquidation costs for foreign Securities, if any; and

6. other liabilities incurred by such Trust; and

dividing

1. the result by the number of outstanding Units of such Trust.

Any remaining deferred sales charge on the Units when you redeem them will be deducted from your redemption proceeds. In addition, during the initial offering period, the Redemption Price per Unit will include estimated organization costs as set forth under "Fee Table."

                 Investing in a New Trust

Each Trust's portfolio has been selected on the basis of capital appreciation potential for a limited time period. When each Trust is about to terminate, you may have the option to roll your proceeds into the next series of a Trust (the "New Trusts") if one is available. We intend to create the New Trusts in conjunction with the termination of the Trusts and plan to apply the same strategy we used to select the portfolio for the Trusts to the New Trusts.

If you wish to have the proceeds from your Units rolled into a New Trust you must notify the Trustee in writing of your election by the Rollover Notification Date stated in the "Summary of Essential Information." As a Rollover Unit holder, your Units will be redeemed and the underlying Securities sold by the Trustee, in its capacity as Distribution Agent, during the Special Redemption and Liquidation Period. The Distribution Agent may engage us or other brokers as its agent to sell the Securities.

Once all of the Securities are sold, your proceeds, less any brokerage fees, governmental charges or other expenses involved in the sales, will be used to buy units of a New Trust or trust with a similar investment strategy that you have selected, provided such trusts are registered and being offered. Accordingly, proceeds may be uninvested for up to several days. Units purchased with rollover proceeds will generally be purchased subject to the maximum remaining deferred sales charge on such units (currently expected to be $.145 per unit), but not the initial sales charge. Units purchased using proceeds from Fee Accounts Units will generally not be subject to any transactional sales charge.

We intend to create New Trust units as quickly as possible, depending on the availability of the Securities contained in a New Trust's portfolio. Rollover Unit holders will be given first priority to purchase New Trust units. We cannot, however, assure the exact timing of the creation of New Trust units or the total number of New Trust units we will create. Any proceeds not invested on behalf of Rollover Unit holders in New Trust units will be distributed within a reasonable time after such occurrence. Although we believe that enough New Trust units can be created, monies in a New Trust may not be fully invested on the next business day.

Please note that there are certain tax consequences associated with becoming a Rollover Unit holder. See "Tax Status." If you elect not to participate as a Rollover Unit holder ("Remaining Unit holders"), you will not incur capital gains or losses due to the Special Redemption and Liquidation, nor will you be charged any additional transactional sales charge. We may modify, amend or terminate this rollover option upon 60 days notice.

             Removing Securities from a Trust

The portfolios of the Trusts are not managed. However, we may, but are not required to, direct the Trustee to dispose of a Security in certain limited circumstances, including situations in which:

- The issuer of the Security defaults in the payment of a declared dividend;

- Any action or proceeding prevents the payment of dividends;

- There is any legal question or impediment affecting the Security;

- The issuer of the Security has breached a covenant which would affect the payment of dividends, the issuer's credit standing, or otherwise damage the sound investment character of the Security;

- The issuer has defaulted on the payment of any other of its outstanding obligations;

- There has been a public tender offer made for a Security or a merger or acquisition is announced affecting a Security, and that in our opinion the sale or tender of the Security is in the best interest of Unit holders; or

- The price of the Security has declined to such an extent, or such other credit factors exist, that in our opinion keeping the Security would be harmful to a Trust.

Except in the limited instance in which a Trust acquires Replacement Securities, as described in "The FT Series," a Trust may not acquire any securities or other property other than the Securities. The Trustee, on behalf of a Trust, will reject any offer for new or exchanged securities or property in exchange for a Security, such as those acquired in a merger or other transaction. If such exchanged securities or property are nevertheless acquired by a Trust, at our instruction they will either be sold or held in such Trust. In making the determination as to whether to sell or hold the exchanged securities or property we may get advice from the Portfolio Supervisor. Any proceeds received from the sale of Securities, exchanged securities or property will be credited to the Capital Account of a Trust for distribution to Unit holders or to meet redemption requests. The Trustee may retain and pay us or an affiliate of ours to act as agent for the Trusts to facilitate selling Securities, exchanged securities or property from the Trusts. If we or our affiliate act in this capacity, we will be held subject to the restrictions under the Investment Company Act of 1940, as amended.

The Trustee may sell Securities designated by us, or, absent our direction, at its own discretion, in order to meet redemption requests or pay expenses. In designating Securities to be sold, we will try to maintain the proportionate relationship among the Securities. If this is not possible, the composition and diversification of a Trust may be changed. To get the best price for a Trust we may specify minimum amounts (generally 100 shares) in which blocks of Securities are to be sold. We may consider sales of units of unit investment trusts which we sponsor when we make recommendations to the Trustee as to which broker/dealers they select to execute the Trusts' portfolio transactions, or when acting as agent for the Trusts in acquiring or selling Securities on behalf of the Trusts.

           Amending or Terminating the Indenture

Amendments. The Indenture may be amended by us and the Trustee without your consent:

- To cure ambiguities;

- To correct or supplement any defective or inconsistent provision;

- To make any amendment required by any governmental agency; or

- To make other changes determined not to be materially adverse to your best interests (as determined by us and the Trustee).

Termination. As provided by the Indenture, each Trust will terminate on the Mandatory Termination Date as stated in the "Summary of Essential Information." The Trusts may be terminated earlier:

- Upon the consent of 100% of the Unit holders of a Trust;

- If the value of the Securities owned by such Trust as shown by any evaluation is less than the lower of $2,000,000 or 20% of the total value of Securities deposited in such Trust during the initial offering period ("Discretionary Liquidation Amount"); or

- In the event that Units of a Trust not yet sold aggregating more than 60% of the Units of such Trust are tendered for redemption by underwriters, including the Sponsor.

Prior to termination, the Trustee will send written notice to all Unit holders which will specify how you should tender your certificates, if any, to the Trustee. If a Trust is terminated due to this last reason, we will refund your entire transactional sales charge; however, termination of a Trust before the Mandatory Termination Date for any other stated reason will result in all remaining unpaid deferred sales charges on your Units being deducted from your termination proceeds. For various reasons, including Unit holders' participation as Rollover Unit holders, a Trust may be reduced below the Discretionary Liquidation Amount and could therefore be terminated before the Mandatory Termination Date.

Unless terminated earlier, the Trustee will begin to sell Securities in connection with the termination of a Trust during the period beginning nine business days prior to, and no later than, the Mandatory Termination Date. We will determine the manner and timing of the sale of Securities. Because the Trustee must sell the Securities within a relatively short period of time, the sale of Securities as part of the termination process may result in a lower sales price than might otherwise be realized if such sale were not required at this time.

If you own at least 2,500 Units of The Dow(sm) DART 5 Portfolio, the Target Small-Cap Portfolio or the Total Target Portfolio, or 5,000 Units of the Target VIP Portfolio, the Target VIP Aggressive Equity Portfolio or the Target VIP Conservative Equity Portfolio or such other amount as required by your broker/dealer, the Trustee will send the registered account holders a form at least 30 days prior to the Mandatory Termination Date which will enable you to receive an In-Kind Distribution of Securities (reduced by customary transfer and registration charges and subject to any additional restrictions imposed on Fee Accounts Units by "wrap fee" plans) rather than the typical cash distribution. See "Tax Status" and "Redeeming Your Units" for additional information. You must notify the Trustee at least ten business days prior to the Mandatory Termination Date if you elect this In-Kind Distribution option. If you do not elect to participate in either the Rollover Option or the In-Kind Distribution option, you will receive a cash distribution from the sale of the remaining Securities, along with your interest in the Income and Capital Accounts, within a reasonable time after your Trust is terminated. Regardless of the distribution involved, the Trustee will deduct from a Trust any accrued costs, expenses, advances or indemnities provided for by the Indenture, including estimated compensation of the Trustee and costs of liquidation and any amounts required as a reserve to pay any taxes or other governmental charges.

     Information on the Sponsor, Trustee and Evaluator

The Sponsor.

We, Nike Securities L.P., specialize in the underwriting, trading and wholesale distribution of unit investment trusts under the "First Trust" brand name and other securities. An Illinois limited partnership formed in 1991, we act as Sponsor for successive series of:

- The First Trust Combined Series

- FT Series (formerly known as The First Trust Special Situations Trust)

- The First Trust Insured Corporate Trust

- The First Trust of Insured Municipal Bonds

- The First Trust GNMA

First Trust introduced the first insured unit investment trust in 1974. To date we have deposited more than $40 billion in First Trust unit investment trusts. Our employees include a team of professionals with many years of experience in the unit investment trust industry.

We are a member of the National Association of Securities Dealers, Inc. and Securities Investor Protection Corporation. Our principal offices are at 1001 Warrenville Road, Lisle, Illinois 60532; telephone number
(630) 241-4141. As of December 31, 2001, the total partners' capital of Nike Securities L.P. was $17,560,001 (audited).

This information refers only to us and not to the Trusts or to any series of the Trusts or to any other dealer. We are including this information only to inform you of our financial responsibility and our ability to carry out our contractual obligations. We will provide more detailed financial information on request.

Code of Ethics. The Sponsor and the Trusts have adopted a code of ethics requiring the Sponsor's employees who have access to information on Trust transactions to report personal securities transactions. The purpose of the code is to avoid potential conflicts of interest and to prevent fraud, deception or misconduct with respect to the Trusts.

The Trustee.

The Trustee is JPMorgan Chase Bank, with its principal executive office located at 270 Park Avenue, New York, New York 10017 and its unit investment trust office at 4 Chase MetroTech Center, 3rd Floor, Brooklyn, New York 11245. If you have questions regarding the Trusts, you may call the Customer Service Help Line at 1-800-682-7520. The Trustee is supervised by the Superintendent of Banks of the State of New York, the Federal Deposit Insurance Corporation and the Board of Governors of the Federal Reserve System.

The Trustee has not participated in selecting the Securities; it only provides administrative services.

Limitations of Liabilities of Sponsor and Trustee.

Neither we nor the Trustee will be liable for taking any action or for not taking any action in good faith according to the Indenture. We will also not be accountable for errors in judgment. We will only be liable for our own willful misfeasance, bad faith, gross negligence (ordinary negligence in the Trustee's case) or reckless disregard of our obligations and duties. The Trustee is not liable for any loss or depreciation when the Securities are sold. If we fail to act under the Indenture, the Trustee may do so, and the Trustee will not be liable for any action it takes in good faith under the Indenture.

The Trustee will not be liable for any taxes or other governmental charges or interest on the Securities which the Trustee may be required to pay under any present or future law of the United States or of any other taxing authority with jurisdiction. Also, the Indenture states other provisions regarding the liability of the Trustee.

If we do not perform any of our duties under the Indenture or are not able to act or become bankrupt, or if our affairs are taken over by public authorities, then the Trustee may:

- Appoint a successor sponsor, paying them a reasonable rate not more than that stated by the SEC;

- Terminate the Indenture and liquidate the Trust; or

- Continue to act as Trustee without terminating the Indenture.

The Evaluator.

The Evaluator is First Trust Advisors L.P., an Illinois limited partnership formed in 1991 and an affiliate of the Sponsor. The
Evaluator's address is 1001 Warrenville Road, Lisle, Illinois 60532.

The Trustee, Sponsor and Unit holders may rely on the accuracy of any evaluation prepared by the Evaluator. The Evaluator will make determinations in good faith based upon the best available information, but will not be liable to the Trustee, Sponsor or Unit holders for errors in judgment.

                     Other Information

Legal Opinions.

Our counsel is Chapman and Cutler, 111 W. Monroe St., Chicago, Illinois, 60603. They have passed upon the legality of the Units offered hereby and certain matters relating to federal tax law. Carter, Ledyard & Milburn acts as the Trustee's counsel, as well as special New York tax counsel for the Trusts.

Experts.

The Trusts' statements of net assets, including the schedules of investments, as of the opening of business on the Initial Date of Deposit included in this prospectus and elsewhere in the registration statement have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report appearing herein and elsewhere in the registration statement, and are included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

Supplemental Information.

If you write or call the Trustee, you will receive free of charge supplemental information about this Series, which has been filed with the SEC and to which we have referred throughout. This information states more specific details concerning the nature, structure and risks of this product.

The Nasdaq Stock Market, Inc.

The Nasdaq(R) Target 15 Strategy, the Target VIP Portfolio, the Target VIP Aggressive Equity Portfolio and the Total Target Portfolio are not sponsored, endorsed, sold or promoted by The Nasdaq Stock Market, Inc. (including its affiliates) (Nasdaq, with its affiliates, are referred to as the "Corporations"). The Corporations have not passed on the legality or suitability of, or the accuracy or adequacy of descriptions and disclosures relating to The Nasdaq(R) Target 15 Strategy, the Target VIP Portfolio, the Target VIP Aggressive Equity Portfolio or the Total Target Portfolio. The Corporations make no representation or warranty, express or implied, to the owners of Units of The Nasdaq(R) Target 15 Strategy, the Target VIP Portfolio, the Target VIP Aggressive Equity Portfolio or the Total Target Portfolio or any member of the public regarding the advisability of investing in securities generally or in The Nasdaq(R) Target 15 Strategy, the Target VIP Portfolio, the Target VIP Aggressive Equity Portfolio or the Total Target Portfolio particularly, or the ability of the Nasdaq-100 Index(R) to track general stock market performance. The Corporations' only relationship to the Sponsor ("Licensee") is in the licensing of the Nasdaq 100(R), Nasdaq-100 Index(R) and Nasdaq(R) trademarks or service marks, and certain trade names of the Corporations and the use of the Nasdaq-100 Index(R) which is determined, composed and calculated by Nasdaq without regard to Licensee or The Nasdaq(R) Target 15 Strategy, the Target VIP Portfolio, the Target VIP Aggressive Equity Portfolio or the Total Target Portfolio. Nasdaq has no obligation to take the needs of the Licensee or the owners of Units of The Nasdaq(R) Target 15 Strategy, the Target VIP Portfolio, the Target VIP Aggressive Equity Portfolio or the Total Target Portfolio into consideration in determining, composing or calculating the Nasdaq-100 Index(R). The Corporations are not responsible for and have not participated in the determination of the timing of, prices at or quantities of The Nasdaq(R) Target 15 Strategy, the Target VIP Portfolio, the Target VIP Aggressive Equity Portfolio or the Total Target Portfolio to be issued or in the determination or calculation of the equation by which The Nasdaq(R) Target 15 Strategy, the Target VIP Portfolio, the Target VIP Aggressive Equity Portfolio and the Total Target Portfolio are to be converted into cash. The Corporations have no liability in connection with the administration, marketing or trading of The Nasdaq(R) Target 15 Strategy, the Target VIP Portfolio, the Target VIP Aggressive Equity Portfolio or the Total Target Portfolio.

THE CORPORATIONS DO NOT GUARANTEE THE ACCURACY AND/OR UNINTERRUPTED CALCULATION OF THE NASDAQ-100 INDEX(R) OR ANY DATA INCLUDED THEREIN. THE CORPORATIONS MAKE NO WARRANTY, EXPRESS OR IMPLIED, AS TO RESULTS TO BE OBTAINED BY THE LICENSEE, OWNERS OF THE TARGET VIP PORTFOLIO OR ANY OTHER PERSON OR ENTITY FROM THE USE OF THE NASDAQ-100 INDEX(R) OR ANY DATA INCLUDED THEREIN. THE CORPORATIONS MAKE NO EXPRESS OR IMPLIED WARRANTIES AND EXPRESSLY DISCLAIM ALL WARRANTIES OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE OR USE WITH RESPECT TO THE NASDAQ-100 INDEX(R) OR ANY DATA INCLUDED THEREIN. WITHOUT LIMITING ANY OF THE FOREGOING, IN NO EVENT SHALL THE CORPORATIONS HAVE ANY LIABILITY FOR ANY LOST PROFITS OR SPECIAL, INCIDENTAL, PUNITIVE, INDIRECT OR CONSEQUENTIAL DAMAGES, EVEN IF NOTIFIED OF THE POSSIBILITY OF SUCH DAMAGES.

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Page 51


                             First Trust(R)

         The Dow(sm) Dividend And Repurchase Target 5 Portfolio,
                        2(nd) Quarter 2002 Series
         European Target 20 Portfolio, 2(nd) Quarter 2002 Series
          Global Target 15 Portfolio, 2(nd) Quarter 2002 Series
          Target Small-Cap Portfolio, 2(nd) Quarter 2002 Series
            Target VIP Portfolio, 2(nd) Quarter 2002 Series
    Target VIP Aggressive Equity Portfolio, 2(nd) Quarter 2002 Series
                Target VIP Conservative Equity Portfolio,
                        2(nd) Quarter 2002 Series
            Total Target Portfolio, 2(nd) Quarter 2002 Series
                                 FT 611

                                Sponsor:

                         Nike Securities L.P.
                    1001 Warrenville Road, Suite 300

                          Lisle, Illinois 60532
                             1-630-241-4141

                                Trustee:

                         JPMorgan Chase Bank
                   4 Chase MetroTech Center, 3rd floor
                        Brooklyn, New York 11245
                             1-800-682-7520
                          24-Hour Pricing Line:
                             1-800-446-0132

                          ________________________

When Units of the Trusts are no longer available, this prospectus may be used as a preliminary prospectus for a future series, in which case you should note the following:

THE INFORMATION IN THE PROSPECTUS IS NOT COMPLETE AND MAY BE CHANGED. WE
  MAY NOT SELL, OR ACCEPT OFFERS TO BUY, SECURITIES OF A FUTURE SERIES UNTIL THAT SERIES HAS BECOME EFFECTIVE WITH THE SECURITIES AND EXCHANGE
COMMISSION. NO SECURITIES CAN BE SOLD IN ANY STATE WHERE A SALE WOULD BE
                                ILLEGAL.
                          ________________________

  This prospectus contains information relating to the above-mentioned unit investment trusts, but does not contain all of the information about this investment company as filed with the Securities and Exchange
                Commission in Washington, D.C. under the:

-  Securities Act of 1933 (file no. 333-82162) and

-  Investment Company Act of 1940 (file no. 811-05903)

  Information about the Trusts, including their Codes of Ethics, can be reviewed and copied at the Securities and Exchange Commission's Public
Reference Room in Washington D.C. Information regarding the operation of the Commission's Public Reference Room may be obtained by calling the
                      Commission at 1-202-942-8090.

 Information about the Trusts is available on the EDGAR Database on the
                      Commission's Internet site at
                           http://www.sec.gov.

                 To obtain copies at prescribed rates -

              Write: Public Reference Section of the Commission
                     450 Fifth Street, N.W.
                     Washington, D.C. 20549-0102
     e-mail address: publicinfo@sec.gov


                             March 28, 2002


           PLEASE RETAIN THIS PROSPECTUS FOR FUTURE REFERENCE


Page 52


                             First Trust(R)

                         TARGET PORTFOLIO SERIES

                              The FT Series

                         Information Supplement

This Information Supplement provides additional information concerning the structure, operations and risks of unit investment trusts ("Trusts") contained in the Target Portfolio Series not found in the prospectus for the Trusts. This Information Supplement is not a prospectus and does not include all of the information that a prospective investor should consider before investing in a Trust. This Information Supplement should be read in conjunction with the prospectus for the Trust in which an investor is considering investing.


This Information Supplement is dated March 28, 2002. Capitalized terms have been defined in the prospectus.


                                                   Table of Contents
Dow Jones & Company, Inc.                                                                                                  1
Standard & Poor's                                                                                                          2
The Nasdaq Stock Market, Inc.                                                                                              2
Value Line Publishing, Inc.                                                                                                2
Risk Factors
   Securities                                                                                                              3
   Small-Cap Companies                                                                                                     3
   Dividends                                                                                                               3
   REITs                                                                                                                   3
   Foreign Issuers                                                                                                         5
      United Kingdom                                                                                                       6
      Hong Kong                                                                                                            6
   Exchange Rate                                                                                                           7
Litigation
   Tobacco Industry                                                                                                       10
Concentration
   Financial Services                                                                                                     10
Strategies
   The Dow(sm) DART 5 Strategy Stocks, 2(nd) Quarter 2002 Series                                                          13
   The Dow(sm) DART 10 Strategy Stocks, 2(nd) Quarter 2002 Series                                                         13
   European Target 20 Strategy Stocks, 2(nd) Quarter 2002 Series                                                          14
   Global Target 15 Strategy Stocks, 2(nd) Quarter 2002 Series                                                            15
   The Nasdaq(R) Target 15 Strategy Stocks, 2(nd) Quarter 2002 Series                                                     16
   The S&P Target 24 Strategy Stocks, 2(nd) Quarter 2002 Series                                                           17
   Target Small-Cap Strategy Stocks, 2(nd) Quarter 2002 Series                                                            18
   Value Line(R) Target 25 Strategy Stocks, 2(nd) Quarter 2002 Series                                                     20

Dow Jones & Company, Inc.

The Trusts are not sponsored, endorsed, sold or promoted by Dow Jones & Company, Inc. ("Dow Jones"). Dow Jones makes no representation or warranty, express or implied, to the owners of the Trusts or any member of the public regarding the advisability of investing in securities generally or in the Trusts particularly. Dow Jones' only relationship to the Sponsor is the licensing of certain trademarks, trade names and service marks of Dow Jones and of the Dow Jones Industrial Average(sm), which is determined, composed and calculated by Dow Jones without regard to the Sponsor or the Trusts. Dow Jones has no obligation to take the needs of the Sponsor or the owners of the Trusts into consideration in determining, composing or calculating the Dow Jones Industrial Average(sm). Dow Jones is not responsible for and has not participated in the determination of the timing of, prices at, or quantities of the Trusts to be issued or in the determination or calculation of the equation by which the Trusts are to be converted into cash. Dow Jones has no obligation or liability in connection with the administration, marketing or trading of the Trusts.

DOW JONES DOES NOT GUARANTEE THE ACCURACY AND/OR THE COMPLETENESS OF THE DOW JONES INDUSTRIAL AVERAGE(SM) OR ANY DATA INCLUDED THEREIN AND DOW JONES SHALL HAVE NO LIABILITY FOR ANY ERRORS, OMISSIONS, OR INTERRUPTIONS THEREIN. DOW JONES MAKES NO WARRANTY, EXPRESS OR IMPLIED, AS TO RESULTS TO BE OBTAINED BY THE SPONSOR, OWNERS OF THE TRUSTS, OR ANY OTHER PERSON OR ENTITY FROM THE USE OF THE DOW JONES INDUSTRIAL AVERAGE(SM) OR ANY DATA INCLUDED THEREIN. DOW JONES MAKES NO EXPRESS OR IMPLIED WARRANTIES, AND EXPRESSLY DISCLAIMS ALL WARRANTIES, OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE OR USE WITH RESPECT TO THE DOW JONES INDUSTRIAL AVERAGE(SM) OR ANY DATA INCLUDED THEREIN. WITHOUT LIMITING ANY OF THE FOREGOING, IN NO EVENT SHALL DOW JONES HAVE ANY LIABILITY FOR ANY LOST PROFITS OR INDIRECT, PUNITIVE, SPECIAL OR CONSEQUENTIAL DAMAGES, EVEN IF NOTIFIED OF THE POSSIBILITY THEREOF.

Standard & Poor's

The Trusts are not sponsored, endorsed, sold or promoted by Standard & Poor's, a division of The McGraw-Hill Companies, Inc. ("S&P"). S&P makes no representation or warranty, express or implied, to the owners of the Trusts or any member of the public regarding the advisability of investing in securities generally or in the Trusts particularly or the ability of the S&P 500 Index to track general stock market performance. S&P's only relationship to the licensee is the licensing of certain trademarks and trade names of S&P and of the S&P 500 Index, which is determined, composed and calculated by S&P without regard to the licensee or the Trusts. S&P has no obligation to take the needs of the licensee or the owners of the Trusts into consideration in determining, composing or calculating the S&P 500 Index. S&P is not responsible for and has not participated in the determination of the prices and amount of the Trusts or the timing of the issuance or sale of the Trusts or in the determination or calculation of the equation by which the Trusts are to be converted into cash. S&P has no obligation or liability in connection with the administration, marketing or trading of the Trusts.

S&P DOES NOT GUARANTEE THE ACCURACY AND/OR THE COMPLETENESS OF THE S&P 500 INDEX OR ANY DATA INCLUDED THEREIN AND S&P SHALL HAVE NO LIABILITY FOR ANY ERRORS, OMISSIONS, OR INTERRUPTIONS THEREIN. S&P MAKES NO WARRANTY, EXPRESS OR IMPLIED, AS TO RESULTS TO BE OBTAINED BY THE LICENSEE, OWNERS OF THE TRUSTS, OR ANY OTHER PERSON OR ENTITY FROM THE USE OF THE S&P 500 INDEX OR ANY DATA INCLUDED THEREIN. S&P MAKES NO EXPRESS OR IMPLIED WARRANTIES, AND EXPRESSLY DISCLAIMS ALL WARRANTIES, OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE OR USE WITH RESPECT TO THE S&P 500 INDEX OR ANY DATA INCLUDED THEREIN. WITHOUT LIMITING ANY OF THE FOREGOING, IN NO EVENT SHALL S&P HAVE ANY LIABILITY FOR ANY SPECIAL, PUNITIVE, INDIRECT OR CONSEQUENTIAL DAMAGES (INCLUDING LOST PROFITS), EVEN IF NOTIFIED OF THE POSSIBILITY THEREOF.

The Nasdaq Stock Market, Inc.

The "Nasdaq 100(R)," "Nasdaq-100 Index(R)," and "Nasdaq(R)" are trade or service marks of The Nasdaq Stock Market, Inc. (which with its affiliates are the "Corporations") and are licensed for use by us. The Nasdaq(R) Target 15 Strategy, the Target VIP Portfolio, the Target VIP Aggressive Equity Portfolio and the Total Target Portfolio have not been passed on by the Corporations as to its legality or suitability. The Nasdaq(R) Target 15 Strategy, the Target VIP Portfolio, the Target VIP Aggressive Equity Portfolio and the Total Target Portfolio are not issued, endorsed, sold, or promoted by the Corporations. The Corporations make no warranties and bear no liability with respect to The Nasdaq(R) Target 15 Strategy, the Target VIP Portfolio, the Target VIP Aggressive Equity Portfolio and the Total Target Portfolio.

Value Line Publishing, Inc.

Value Line Publishing, Inc.'s ("VLPI") only relationship to Nike is VLPI's licensing to Nike of certain VLPI trademarks and trade names and the Value Line(R) Timeliness(TM) Ranking System (the "System"), which is composed by VLPI without regard to Nike, this Product or any investor. VLPI has no obligation to take the needs of Nike or any investor in the Product into consideration in composing the System. The Product results may differ from the hypothetical or published results of the Value Line(R) Timeliness(TM) Ranking System. VLPI is not responsible for and has not participated in the determination of the prices and composition of the Product or the timing of the issuance for sale of the Product or in the calculation of the equations by which the Product is to be converted into cash.

VLPI MAKES NO WARRANTY CONCERNING THE SYSTEM, EXPRESS OR IMPLIED,
INCLUDING BUT NOT LIMITED TO, ANY IMPLIED WARRANTIES OF MERCHANTABILITY

OR FITNESS FOR A PARTICULAR PURPOSE OR ANY IMPLIED WARRANTIES ARISING FROM USAGE OF TRADE, COURSE OF DEALING OR COURSE OF PERFORMANCE, AND VLPI MAKES NO WARRANTY AS TO THE POTENTIAL PROFITS OR ANY OTHER BENEFITS THAT MAY BE ACHIEVED BY USING THE SYSTEM OR ANY INFORMATION OR MATERIALS GENERATED THEREFROM. VLPI DOES NOT WARRANT THAT THE SYSTEM WILL MEET ANY REQUIREMENTS OR THAT IT WILL BE ACCURATE OR ERROR-FREE. VLPI ALSO DOES NOT GUARANTEE ANY USES, INFORMATION, DATA OR OTHER RESULTS GENERATED FROM THE SYSTEM. VLPI HAS NO OBLIGATION OR LIABILITY (I) IN CONNECTION WITH THE ADMINISTRATION, MARKETING OR TRADING OF THE PRODUCT; OR (II) FOR ANY LOSS, DAMAGE, COST OR EXPENSE SUFFERED OR INCURRED BY ANY INVESTOR OR OTHER PERSON OR ENTITY IN CONNECTION WITH THIS PRODUCT, AND IN NO EVENT SHALL VLPI BE LIABLE FOR ANY LOST PROFITS OR OTHER CONSEQUENTIAL, SPECIAL, PUNITIVE, INCIDENTAL, INDIRECT OR EXEMPLARY DAMAGES IN CONNECTION WITH THE PRODUCT.

Risk Factors

Securities. An investment in Units should be made with an understanding of the risks which an investment in common stocks entails, including the risk that the financial condition of the issuers of the Securities or the general condition of the relevant stock market may worsen, and the value of the Securities and therefore the value of the Units may decline. Common stocks are especially susceptible to general stock market movements and to volatile increases and decreases of value, as market confidence in and perceptions of the issuers change. These perceptions are based on unpredictable factors, including expectations regarding government, economic, monetary and fiscal policies, inflation and interest rates, economic expansion or contraction, and global or regional political, economic or banking crises. Both U.S. and foreign markets have experienced substantial volatility and significant declines recently as a result of certain or all of these factors.

Small-Cap Companies. While historically small-cap company stocks have outperformed the stocks of large companies, the former have customarily involved more investment risk as well. Small-cap companies may have limited product lines, markets or financial resources; may lack management depth or experience; and may be more vulnerable to adverse general market or economic developments than large companies. Some of these companies may distribute, sell or produce products which have recently been brought to market and may be dependent on key personnel.

The prices of small company securities are often more volatile than prices associated with large company issues, and can display abrupt or erratic movements at times, due to limited trading volumes and less publicly available information. Also, because small cap companies normally have fewer shares outstanding and these shares trade less frequently than large companies, it may be more difficult for the Trusts which contain these Securities to buy and sell significant amounts of such shares without an unfavorable impact on prevailing market prices.

Dividends. Shareholders of common stocks have rights to receive payments from the issuers of those common stocks that are generally subordinate to those of creditors of, or holders of debt obligations or preferred stocks of, such issuers. Shareholders of common stocks of the type held by the Trusts have a right to receive dividends only when and if, and in the amounts, declared by the issuer's board of directors and have a right to participate in amounts available for distribution by the issuer only after all other claims on the issuer have been paid or provided for. Common stocks do not represent an obligation of the issuer and, therefore, do not offer any assurance of income or provide the same degree of protection of capital as do debt securities. The issuance of additional debt securities or preferred stock will create prior claims for payment of principal, interest and dividends which could adversely affect the ability and inclination of the issuer to declare or pay dividends on its common stock or the rights of holders of common stock with respect to assets of the issuer upon liquidation or bankruptcy. Cumulative preferred stock dividends must be paid before common stock dividends, and any cumulative preferred stock dividend omitted is added to future dividends payable to the holders of cumulative preferred stock. Preferred stockholders are also generally entitled to rights on liquidation which are senior to those of common stockholders.

REITs. An investment in the Global Target 15 Portfolio, the Target VIP Portfolio, the Target VIP Aggressive Equity Portfolio and the Target VIP Conservative Equity Portfolio should be made with an understanding of risks inherent in an investment in REITs specifically and real estate generally (in addition to securities market risks). Generally, these include economic recession, the cyclical nature of real estate markets, competitive overbuilding, unusually adverse weather conditions, changing demographics, changes in governmental regulations (including tax laws and environmental, building, zoning and sales regulations), increases in real estate taxes or costs of material and labor, the inability to secure performance guarantees or insurance as required, the unavailability of investment capital and the inability to obtain construction financing or mortgage loans at rates acceptable to builders and purchasers of real estate. Additional risks include an inability to reduce expenditures associated with a property (such as mortgage payments and property taxes) when rental revenue declines, and possible loss upon foreclosure of mortgaged properties if mortgage payments are not paid when due.

REITs are financial vehicles that have as their objective the pooling of capital from a number of investors in order to participate directly in real estate ownership or financing. REITs are generally fully integrated operating companies that have interests in income-producing real estate. Equity REITs emphasize direct property investment, holding their invested assets primarily in the ownership of real estate or other equity interests. REITs obtain capital funds for investment in underlying real estate assets by selling debt or equity securities in the public or institutional capital markets or by bank borrowing. Thus, the returns on common equities of the REITs in which the Trust invests will be significantly affected by changes in costs of capital and, particularly in the case of highly "leveraged" REITs (i.e., those with large amounts of borrowings outstanding), by changes in the level of interest rates. The objective of an equity REIT is to purchase income-producing real estate properties in order to generate high levels of cash flow from rental income and a gradual asset appreciation, and they typically invest in properties such as office, retail, industrial, hotel and apartment buildings and healthcare facilities.

REITs are a creation of the tax law. REITs essentially operate as a corporation or business trust with the advantage of exemption from corporate income taxes provided the REIT satisfies the requirements of Sections 856 through 860 of the Internal Revenue Code. The major tests for tax-qualified status are that the REIT (i) be managed by one or more trustees or directors, (ii) issue shares of transferable interest to its owners, (iii) have at least 100 shareholders, (iv) have no more than 50% of the shares held by five or fewer individuals, (v) invest substantially all of its capital in real estate related assets and derive substantially all of its gross income from real estate related assets and (vi) distributed at least 95% of its taxable income to its shareholders each year. If any REIT in the Trust's portfolio should fail to qualify for such tax status, the related shareholders (including the Trust) could be adversely affected by the resulting tax consequences.

The underlying value of the Securities and the Trust's ability to make distributions to Unit holders may be adversely affected by changes in national economic conditions, changes in local market conditions due to changes in general or local economic conditions and neighborhood characteristics, increased competition from other properties, obsolescence of property, changes in the availability, cost and terms of mortgage funds, the impact of present or future environmental legislation and compliance with environmental laws, the ongoing need for capital improvements, particularly in older properties, changes in real estate tax rates and other operating expenses, regulatory and economic impediments to raising rents, adverse changes in governmental rules and fiscal policies, dependency on management skill, civil unrest, acts of God, including earthquakes and other natural disasters (which may result in uninsured losses), acts of war, adverse changes in zoning laws, and other factors which are beyond the control of the issuers of the REITs in a Trust. The value of the REITs may at times be particularly sensitive to devaluation in the event of rising interest rates.

REITs may concentrate investments in specific geographic areas or in specific property types, i.e., hotels, shopping malls, residential complexes and office buildings. The impact of economic conditions on REITs can also be expected to vary with geographic location and property type. Investors should be aware the REITs may not be diversified and are subject to the risks of financing projects. REITs are also subject to defaults by borrowers, self-liquidation, the market's perception of the REIT industry generally, and the possibility of failing to qualify for pass-through of income under the Internal Revenue Code, and to maintain exemption from the Investment Company Act of 1940. A default by a borrower or lessee may cause the REIT to experience delays in enforcing its right as mortgagee or lessor and to incur significant costs related to protecting its investments. In addition, because real estate generally is subject to real property taxes, the REITs in the Trust may be adversely affected by increases or decreases in property tax rates and assessments or reassessments of the properties underlying the REITs by taxing authorities. Furthermore, because real estate is relatively illiquid, the ability of REITs to vary their portfolios in response to changes in economic and other conditions may be limited and may adversely affect the value of the Units. There can be no assurance that any REIT will be able to dispose of its underlying real estate assets when advantageous or necessary.

The issuer of REITs generally maintains comprehensive insurance on presently owned and subsequently acquired real property assets, including liability, fire and extended coverage. However, certain types of losses may be uninsurable or not be economically insurable as to which the underlying properties are at risk in their particular locales. There can be no assurance that insurance coverage will be sufficient to pay the full current market value or current replacement cost of any lost investment. Various factors might make it impracticable to use insurance proceeds to replace a facility after it has been damaged or destroyed. Under such circumstances, the insurance proceeds received by a REIT might not be adequate to restore its economic position with respect to such property.

Under various environmental laws, a current or previous owner or operator of real property may be liable for the costs of removal or remediation of hazardous or toxic substances on, under or in such property. Such laws often impose liability whether or not the owner or operator caused or knew of the presence of such hazardous or toxic substances and whether or not the storage of such substances was in violation of a tenant's lease. In addition, the presence of hazardous or toxic substances, or the failure to remediate such property properly, may adversely affect the owner's ability to borrow using such real property as collateral. No assurance can be given that one or more of the REITs in a Trust may not be presently liable or potentially liable for any such costs in connection with real estate assets they presently own or subsequently acquire while such REITs are held in a Trust.

Recently, in the wake of Chinese economic development and reform, certain Hong Kong real estate companies and other investors began purchasing and developing real estate in southern China, including Beijing, the Chinese capital. By 1992, however, southern China began to experience a rise in real estate prices, increases in construction costs and a tightening of credit markets. Any worsening of these conditions could affect the profitability and financial condition of Hong Kong real estate companies and could have a materially adverse effect on the value of a Global Target 15 Portfolio.

Foreign Issuers. Since all of the Securities included in the European Target 20 Portfolio and a portion of the Securities in the Global Target 15 Portfolio, the Target VIP Portfolio, the Target VIP Aggressive Equity Portfolio and the Target VIP Conservative Equity Portfolio consist of securities of foreign issuers, an investment in these Trusts involves certain investment risks that are different in some respects from an investment in a trust which invests entirely in the securities of domestic issuers. These investment risks include future political or governmental restrictions which might adversely affect the payment or receipt of payment of dividends on the relevant Securities, the possibility that the financial condition of the issuers of the Securities may become impaired or that the general condition of the relevant stock market may worsen (both of which would contribute directly to a decrease in the value of the Securities and thus in the value of the Units), the limited liquidity and relatively small market capitalization of the relevant securities market, expropriation or confiscatory taxation, economic uncertainties and foreign currency devaluations and fluctuations. In addition, for foreign issuers that are not subject to the reporting requirements of the Securities Exchange Act of 1934, there may be less publicly available information than is available from a domestic issuer. Also, foreign issuers are not necessarily subject to uniform accounting, auditing and financial reporting standards, practices and requirements comparable to those applicable to domestic issuers. The securities of many foreign issuers are less liquid and their prices more volatile than securities of comparable domestic issuers. In addition, fixed brokerage commissions and other transaction costs on foreign securities exchanges are generally higher than in the United States and there is generally less government supervision and regulation of exchanges, brokers and issuers in foreign countries than there is in the United States. However, due to the nature of the issuers of the Securities selected for the Trusts, the Sponsor believes that adequate information will be available to allow the Supervisor to provide portfolio surveillance for such Trusts.

Securities issued by non-U.S. issuers generally pay dividends in foreign currencies and are principally traded in foreign currencies. Therefore, there is a risk that the United States dollar value of these securities will vary with fluctuations in the U.S. dollar foreign exchange rates for the various Securities. See "Exchange Rate" below.

On the basis of the best information available to the Sponsor at the present time, none of the Securities in the Trusts are subject to exchange control restrictions under existing law which would materially interfere with payment to such Trusts of dividends due on, or proceeds from the sale of, the Securities. However, there can be no assurance that exchange control regulations might not be adopted in the future which might adversely affect payment to such Trusts. The adoption of exchange control regulations and other legal restrictions could have an adverse impact on the marketability of international securities in the Trusts and on the ability of such Trusts to satisfy their obligation to redeem Units tendered to the Trustee for redemption. In addition, restrictions on the settlement of transactions on either the purchase or sale side, or both, could cause delays or increase the costs associated with the purchase and sale of the foreign Securities and correspondingly could affect the price of the Units.

Investors should be aware that it may not be possible to buy all Securities at the same time because of the unavailability of any Security, and restrictions applicable to a Trust relating to the purchase of a Security by reason of the federal securities laws or otherwise.

Foreign securities generally have not been registered under the Securities Act of 1933 and may not be exempt from the registration requirements of such Act. Sales of non-exempt Securities by a Trust in the United States securities markets are subject to severe restrictions and may not be practicable. Accordingly, sales of these Securities by a Trust will generally be effected only in foreign securities markets. Although the Sponsor does not believe that the Trusts will encounter obstacles in disposing of the Securities, investors should realize that the Securities may be traded in foreign countries where the securities markets are not as developed or efficient and may not be as liquid as those in the United States. The value of the Securities will be adversely affected if trading markets for the Securities are limited or absent.

United Kingdom. The emphasis of the United Kingdom's economy is in the private services sector, which includes the wholesale and retail sector, banking, finance, insurance and tourism. Services as a whole account for a majority of the United Kingdom's gross national product and makes a significant contribution to the country's balance of payments. The portfolios of the Trusts may contain common stocks of British companies engaged in such industries as banking, chemicals, building and construction, transportation, telecommunications and insurance. Many of these industries may be subject to government regulation, which may have a materially adverse effect on the performance of their stock. In the first quarter of 1998, gross domestic product (GDP) of the United Kingdom grew to a level 3.0% higher than in the first quarter of 1997, however the overall rate of GDP growth has slowed since the third quarter of 1997. The slow down largely reflects a deteriorating trade position and higher indirect taxes. The average quarterly rate of GDP growth in the United Kingdom (as well as in Europe generally) has been decelerating since 1994. The United Kingdom is a member of the European Union (the "EU") which was created through the formation of the Maastricht Treaty on European Union in late 1993. It is expected that the Treaty will have the effect of eliminating most remaining trade barriers between the 15 member nations and make Europe one of the largest common markets in the world. However, the effective implementation of the Treaty provisions and the rate at which trade barriers are eliminated is uncertain at this time. Furthermore, the recent rapid political and social change throughout Europe make the extent and nature of future economic development in the United Kingdom and Europe and the impact of such development upon the value of Securities issued by United Kingdom companies impossible to predict.

A majority of the EU members converted their existing sovereign currencies to a common currency (the "euro") on January 1, 1999. The United Kingdom did not participate in this conversion on January 1, 1999 and the Sponsor is unable to predict if or when the United Kingdom will convert to the euro. Moreover, it is not possible to accurately predict the effect of the current political and economic situation upon long-term inflation and balance of trade cycles and how these changes, as well as the implementation of a common currency throughout a majority of EU countries, would affect the currency exchange rate between the U.S. dollar and the British pound sterling. In addition, United Kingdom companies with significant markets or operations in other European countries (whether or not such countries are participating) face strategic challenges as these entities adapt to a single trans-national currency. The euro conversion may have a material impact on revenues, expenses or income from operations; increase competition due to the increased price transparency of EU markets; affect issuers' currency exchange rate risk and derivatives exposure; disrupt current contracts; cause issuers to increase spending on information technology updates required for the conversion; and result in potential adverse tax consequences. The Sponsor is unable to predict what impact, if any, the euro conversion will have on any of the Securities issued by United Kingdom companies in the Trusts.

Hong Kong. Hong Kong, established as a British colony in the 1840's, reverted to Chinese sovereignty effective July 1, 1997. On such date, Hong Kong became a Special Administrative Region ("SAR") of China. Hong Kong's new constitution is the Basic Law (promulgated by China in 1990). Prior to July 1, 1997, the Hong Kong government followed a laissez-faire policy toward industry. There were no major import, export or foreign exchange restrictions. Regulation of business was generally minimal with certain exceptions, including regulated entry into certain sectors of the economy and a fixed exchange rate regime by which the Hong Kong dollar has been pegged to the U.S. dollar. Over the past two decades through 1996, the gross domestic product (GDP) has tripled in real terms, equivalent to an average annual growth rate of 6%. However, Hong Kong's recent economic data has not been encouraging. The full impact of the Asian financial crisis, as well as current international economic instability, is likely to continue to have a negative impact on the Hong Kong economy in the near future.

Although China has committed by treaty to preserve for 50 years the economic and social freedoms enjoyed in Hong Kong prior to the reversion, the continuation of the economic system in Hong Kong after the reversion will be dependent on the Chinese government, and there can be no assurances that the commitment made by China regarding Hong Kong will be maintained. Prior to the reversion, legislation was enacted in Hong Kong designed to extend democratic voting procedures for Hong Kong's legislature. China has expressed disagreement with this legislation, which it states is in contravention of the principles evidenced in the Basic Law of the Hong Kong SAR. The National Peoples' Congress of China has passed a resolution to the effect that the Legislative Council and certain other councils and boards of the Hong Kong Government were to be terminated on June 30, 1997. Such bodies have subsequently been reconstituted in accordance with China's interpretation of the Basic Law. Any increase in uncertainty as to the future economic and political status of Hong Kong could have a materially adverse effect on the value of the Global Target 15 Portfolio. The Sponsor is unable to predict the level of market liquidity or volatility which may occur as a result of the reversion to sovereignty, both of which may negatively impact such Trust and the value of the Units.

The currency crisis which has affected a majority of Asian markets since mid-1997 has forced Hong Kong leaders to address whether to devalue the Hong Kong dollar or maintain its peg to the U.S. dollar. During the volatile markets of 1998, the Hong Kong Monetary Authority (the "HKMA") acquired the common stock of certain Hong Kong issuers listed on the Hong Kong Stock Exchange in an effort to stabilize the Hong Kong dollar and thwart currency speculators. Government intervention may hurt Hong Kong's reputation as a free market and increases concerns that authorities are not willing to let Hong Kong's currency system function autonomously. This may undermine confidence in the Hong Kong dollar's peg to the U.S. dollar. Any downturn in economic growth or increase in the rate of inflation in China or Hong Kong could have a materially adverse effect on the value of the Global Target 15 Portfolio.

Securities prices on the Hong Kong Stock Exchange, and specifically the Hang Seng Index, can be highly volatile and are sensitive to developments in Hong Kong and China, as well as other world markets. For example, the Hang Seng Index declined by approximately 31% in October, 1997 as a result of speculation that the Hong Kong dollar would become the next victim of the Asian currency crisis, and in 1989, the Hang Seng Index dropped 1,216 points (approximately 58%) in early June following the events at Tiananmen Square. The Hang Seng Index gradually climbed subsequent to the events at Tiananmen Square, but fell by 181 points on October 13, 1989 (approximately 6.5%) following a substantial fall in the U.S. stock markets. During 1994, the Hang Seng Index lost approximately 31% of its value. From January through August of 1998, during a period marked by international economic instability and a global currency crisis, the Hang Seng Index declined by nearly 27%. The Hang Seng Index is subject to change and delisting of any issues may have an adverse impact on the performance of the Global Target 15 Portfolio, although delisting would not necessarily result in the disposal of the stock of these companies, nor would it prevent such Trust from purchasing additional Securities. In recent years, a number of companies, comprising approximately 10% of the total capitalization of the Hang Seng Index, have delisted. In addition, as a result of Hong Kong's reversion to Chinese sovereignty, an increased number of Chinese companies could become listed on the Hong Kong Stock Exchange, thereby changing the composition of the stock market and, potentially, the composition of the Hang Seng Index.

Exchange Rate. The European Target 20 Portfolio and the Global Target 15 Portfolio are comprised either totally or substantially of Securities that are principally traded in foreign currencies and as such, involve investment risks that are substantially different from an investment in a fund which invests in securities that are principally traded in United States dollars. The United States dollar value of the portfolio (and hence of the Units) and of the distributions from the portfolio will vary with fluctuations in the United States dollar foreign exchange rates for the relevant currencies. Most foreign currencies have fluctuated widely in value against the United States dollar for many reasons, including supply and demand of the respective currency, the rate of inflation in the respective economies compared to the United States, the impact of interest rate differentials between different currencies on the movement of foreign currency rates, the balance of imports and exports goods and services, the soundness of the world economy and the strength of the respective economy as compared to the economies of the United States and other countries.

The post-World War II international monetary system was, until 1973, dominated by the Bretton Woods Treaty which established a system of fixed exchange rates and the convertibility of the United States dollar into gold through foreign central banks. Starting in 1971, growing volatility in the foreign exchange markets caused the United States to abandon gold convertibility and to effect a small devaluation of the United States dollar. In 1973, the system of fixed exchange rates between a number of the most important industrial countries of the world, among them the United States and most Western European countries, was completely abandoned. Subsequently, major industrialized countries have adopted "floating" exchange rates, under which daily currency valuations depend on supply and demand in a freely fluctuating international market. Many smaller or developing countries have continued to "peg" their currencies to the United States dollar although there has been some interest in recent years in "pegging" currencies to "baskets" of other currencies or to a Special Drawing Right administered by the International Monetary Fund. In Europe, the euro has been developed. Currencies are generally traded by leading international commercial banks and institutional investors (including corporate treasurers, money managers, pension funds and insurance companies). From time to time, central banks in a number of countries also are major buyers and sellers of foreign currencies, mostly for the purpose of preventing or reducing substantial exchange rate fluctuations.

Exchange rate fluctuations are partly dependent on a number of economic factors including economic conditions within countries, the impact of actual and proposed government policies on the value of currencies, interest rate differentials between the currencies and the balance of imports and exports of goods and services and transfers of income and capital from one country to another. These economic factors are influenced primarily by a particular country's monetary and fiscal policies (although the perceived political situation in a particular country may have an influence as well-particularly with respect to transfers of capital). Investor psychology may also be an important determinant of currency fluctuations in the short run. Moreover, institutional investors trying to anticipate the future relative strength or weakness of a particular currency may sometimes exercise considerable speculative influence on currency exchange rates by purchasing or selling large amounts of the same currency or currencies. However, over the long term, the currency of a country with a low rate of inflation and a favorable balance of trade should increase in value relative to the currency of a country with a high rate of inflation and deficits in the balance of trade.

The following tables set forth, for the periods indicated, the range of fluctuation concerning the equivalent U.S. dollar rates of exchange and end-of-month equivalent U.S. dollar rates of exchange for the United Kingdom pound sterling and the Hong Kong dollar:

                         Foreign Exchange Rates

              Range of Fluctuations in Foreign Currencies

                      United Kingdom
       Annual             Pound Sterling/          Hong Kong/
       Period         U.S. Dollar                 U.S. Dollar
_____                 __________             _____
1983                  0.616-0.707                 6.480-8.700
1984                  0.670-0.864                 7.774-8.050
1985                  0.672-0.951                 7.729-7.990
1986                  0.643-0.726                 7.768-7.819
1987                  0.530-0.680                 7.751-7.822
1988                  0.525-0.601                 7.764-7.912
1989                  0.548-0.661                 7.775-7.817
1990                  0.504-0.627                 7.740-7.817
1991                  0.499-0.624                 7.716-7.803
1992                  0.499-0.667                 7.697-7.781
1993                  0.630-0.705                 7.722-7.766

1994                  0.610-0.684                 7.723-7.750
1995                  0.610-0.653                 7.726-7.763
1996                  0.583-0.670                 7.732-7.742
1997                  0.584-0.633                 7.708-7.751
1998                  0.584-0.620                 7.735-7.749
1999                  0.597-0.646                 7.746-7.775
2000                  0.605-0.715                 7.774-7.800
2001                  0.678-0.707                 7.798-7.800

Source: Bloomberg L.P.

                End of Month Exchange Rates                                 End of Month Exchange Rates
                   for Foreign Currencies                                for Foreign Currencies (continued)

                      United Kingdom                                           United Kingdom
                   Pound Sterling/     Hong Kong/     Euro/                    Pound Sterling/    Hong Kong/     Euro/
Monthly Period     U.S. Dollar       U.S.Dollar   U.S. DollarMonthly Period    U.S. Dollar      U.S.Dollar   U.S. Dollar
________           __________        ______       ______     __________        ________         ______       ______
1995:                                                        1999:
 January              .633           7.732        N.A.        January             .608          7.748        .880
 February             .631           7.730        N.A.        February            .624          7.748        .907
 March                .617           7.733        N.A.        March               .621          7.750        .929
 April                .620           7.742        N.A.        April               .621          7.750        .946
 May                  .630           7.735        N.A.        May                 .624          7.755        .960
 June                 .627           7.736        N.A.        June                .634          7.758        .966
 July                 .626           7.738        N.A.        July                .617          7.762        .934
 August               .645           7.741        N.A.        August              .623          7.765        .947
 September            .631           7.732        N.A.        September           .607          7.768        .936
 October              .633           7.727        N.A.        October             .608          7.768        .948
 November             .652           7.731        N.A.        November            .626          7.767        .991
 December             .645           7.733        N.A.        December            .618          7.774        .994
1996:                                                        2000:
 January              .661           7.728        N.A.        January             .619          7.780        1.030
 February             .653           7.731        N.A.        February            .633          7.783        1.037
 March                .655           7.734        N.A.        March               .628          7.787        1.047
 April                .664           7.735        N.A.        April               .645          7.789        1.096
 May                  .645           7.736        N.A.        May                 .666          7.792        1.066
 June                 .644           7.741        N.A.        June                .661          7.796        1.050
 July                 .642           7.735        N.A.        July                .667          7.799        1.079
 August               .639           7.733        N.A.        August              .691          7.799        1.126
 September            .639           7.733        N.A.        September           .678          7.796        1.132
 October              .615           7.732        N.A.        October             .698          7.797        1.178
 November             .595           7.732        N.A.        November            .702          7.799        1.145
 December             .583           7.735        N.A.        December            .670          7.800        1.060
1997:                                                        2001:
 January              .624           7.750        N.A.        January             .683          7.799        1.067
 February             .614           7.744        N.A.        February            .692          7.800        1.082
 March                .611           7.749        N.A.        March               .706          7.800        1.140
 April                .616           7.746        N.A.        April               .699          7.799        1.127
 May                  .610           7.748        N.A.        May                 .705          7.800        1.182
 June                 .600           7.747        N.A.        June                .707          7.800        1.178
 July                 .609           7.742        N.A.        July                .702          7.800        1.141
 August               .622           7.750        N.A.        August              .688          7.800        1.096
 September            .619           7.738        N.A.        September           .678          7.800        1.097
 October              .598           7.731        N.A.        October             .688          7.800        1.110
 November             .592           7.730        N.A.        November            .702          7.800        1.116
 December             .607           7.749        N.A.        December            .687          7.798        1.124
1998:                                                        2002:
 January              .613           7.735        N.A.        January             .709          7.7992       1.164
 February             .609           7.743        N.A.        February            .706          7.7994       1.150
 March                .598           7.749        N.A.        March 27
 April                .598           7.747        N.A.
 May                  .613           7.749        N.A.
 June                 .600           7.748        N.A.
 July                 .613           7.748        N.A.
 August               .595           7.749        N.A.
 September            .589           7.749        N.A.
 October              .596           7.747        N.A.
 November             .607           7.743        N.A.
 December             .602           7.746        N.A.


Source: Bloomberg L.P.

The Evaluator will estimate current exchange rates for the relevant currencies based on activity in the various currency exchange markets. However, since these markets are volatile and are constantly changing, depending on the activity at any particular time of the large international commercial banks, various central banks, large multi-national corporations, speculators and other buyers and sellers of foreign currencies, and since actual foreign currency transactions may not be instantly reported, the exchange rates estimated by the Evaluator may not be indicative of the amount in United States dollars the Trusts would receive had the Trustee sold any particular currency in the market. The foreign exchange transactions of the Trusts will be conducted by the Trustee with foreign exchange dealers acting as principals on a spot (i.e., cash) buying basis. Although foreign exchange dealers trade on a net basis, they do realize a profit based upon the difference between the price at which they are willing to buy a particular currency (bid price) and the price at which they are willing to sell the currency (offer price).

Litigation

Tobacco Industry. Certain of the issuers of Securities in certain Trusts may be involved in the manufacture, distribution and sale of tobacco products. Pending litigation proceedings against such issuers in the United States and abroad cover a wide range of matters including product liability and consumer protection. Damages claimed in such litigation alleging personal injury (both individual and class actions), and in health cost recovery cases brought by governments, labor unions and similar entities seeking reimbursement for health care expenditures, aggregate many billions of dollars.

In November 1998, certain companies in the U.S. tobacco industry entered into a negotiated settlement with several states which would result in the resolution of significant litigation and regulatory issues affecting the tobacco industry generally. The proposed settlement, while extremely costly to the tobacco industry, would significantly reduce uncertainties facing the industry and increase stability in business and capital markets. Future litigation and/or legislation could adversely affect the value, operating revenues and financial position of tobacco companies. The Sponsor is unable to predict the outcome of litigation pending against tobacco companies or how the current uncertainty concerning regulatory and legislative measures will ultimately be resolved. These and other possible developments may have a significant impact upon both the price of such Securities and the value of Units of Trusts containing such Securities.

Concentration

Financial Services. An investment in Units of the European Target 20 Portfolio should be made with an understanding of the problems and risks inherent in the bank and financial services sector in general.

Banks, thrifts and their holding companies are especially subject to the adverse effects of economic recession, volatile interest rates, portfolio concentrations in geographic markets and in commercial and residential real estate loans, and competition from new entrants in their fields of business. Banks and thrifts are highly dependent on net interest margin. Recently, bank profits have come under pressure as net interest margins have contracted, but volume gains have been strong in both commercial and consumer products. There is no certainty that such conditions will continue. Bank and thrift institutions had received significant consumer mortgage fee income as a result of activity in mortgage and refinance markets. As initial home purchasing and refinancing activity subsided, this income diminished. Economic conditions in the real estate markets, which have been weak in the past, can have a substantial effect upon banks and thrifts because they generally have a portion of their assets invested in loans secured by real estate. Banks, thrifts and their holding companies are subject to extensive federal regulation and, when such institutions are state-chartered, to state regulation as well. Such regulations impose strict capital requirements and limitations on the nature and extent of business activities that banks and thrifts may pursue. Furthermore, bank regulators have a wide range of discretion in connection with their supervisory and enforcement authority and may substantially restrict the permissible activities of a particular institution if deemed to pose significant risks to the soundness of such institution or the safety of the federal deposit insurance fund. Regulatory actions, such as increases in the minimum capital requirements applicable to banks and thrifts and increases in deposit insurance premiums required to be paid by banks and thrifts to the Federal Deposit Insurance Corporation ("FDIC"), can negatively impact earnings and the ability of a company to pay dividends. Neither federal insurance of deposits nor governmental regulations, however, insures the solvency or profitability of banks or their holding companies, or insures against any risk of investment in the securities issued by such institutions.

The statutory requirements applicable to and regulatory supervision of banks, thrifts and their holding companies have increased significantly and have undergone substantial change in recent years. To a great extent, these changes are embodied in the Financial Institutions Reform, Recovery and Enforcement Act; enacted in August 1989, the Federal Deposit Insurance Corporation Improvement Act of 1991, the Resolution Trust Corporation Refinancing, Restructuring, and Improvement Act of 1991 and the regulations promulgated under these laws. Many of the regulations promulgated pursuant to these laws have only recently been finalized and their impact on the business, financial condition and prospects of the Securities in a Trust's portfolio cannot be predicted with certainty. The recently enacted Gramm-Leach-Bliley Act repealed most of the barriers set up by the 1933 Glass-Steagall Act which separated the banking, insurance and securities industries. Now banks, insurance companies and securities firms can merge to form one-stop financial conglomerates marketing a wide range of financial service products to investors. This legislation will likely result in increased merger activity and heightened competition among existing and new participants in the field. Efforts to expand the ability of federal thrifts to branch on an interstate basis have been initially successful through promulgation of regulations, and legislation to liberalize interstate banking has recently been signed into law. Under the legislation, banks will be able to purchase or establish subsidiary banks in any state, one year after the legislation's enactment. Since mid-1997, banks have been allowed to turn existing banks into branches. Consolidation is likely to continue. The Securities and Exchange Commission and the Financial Accounting Standards Board require the expanded use of market value accounting by banks and have imposed rules requiring market accounting for investment securities held in trading accounts or available for sale. Adoption of additional such rules may result in increased volatility in the reported health of the industry, and mandated regulatory intervention to correct such problems. Additional legislative and regulatory changes may be forthcoming. For example, the bank regulatory authorities have proposed substantial changes to the Community Reinvestment Act and fair lending laws, rules and regulations, and there can be no certainty as to the effect, if any, that such changes would have on the Securities in a Trust's portfolio. In addition, from time to time the deposit insurance system is reviewed by Congress and federal regulators, and proposed reforms of that system could, among other things, further restrict the ways in which deposited moneys can be used by banks or reduce the dollar amount or number of deposits insured for any depositor. Such reforms could reduce profitability as investment opportunities available to bank institutions become more limited and as consumers look for savings vehicles other than bank deposits. Banks and thrifts face significant competition from other financial institutions such as mutual funds, credit unions, mortgage banking companies and insurance companies, and increased competition may result from legislative broadening of regional and national interstate banking powers as has been recently enacted. Among other benefits, the legislation allows banks and bank holding companies to acquire across previously prohibited state lines and to consolidate their various bank subsidiaries into one unit. The Sponsor makes no prediction as to what, if any, manner of bank and thrift regulatory actions might ultimately be adopted or what ultimate effect such actions might have on a Trust's portfolio.

The Federal Bank Holding Company Act of 1956 generally prohibits a bank holding company from (1) acquiring, directly or indirectly, more than 5% of the outstanding shares of any class of voting securities of a bank or bank holding company, (2) acquiring control of a bank or another bank holding company, (3) acquiring all or substantially all the assets of a bank, or (4) merging or consolidating with another bank holding company, without first obtaining Federal Reserve Board ("FRB") approval. In considering an application with respect to any such transaction, the FRB is required to consider a variety of factors, including the potential anti-competitive effects of the transaction, the financial condition and future prospects of the combining and resulting institutions, the managerial resources of the resulting institution, the convenience and needs of the communities the combined organization would serve, the record of performance of each combining organization under the Community Reinvestment Act and the Equal Credit Opportunity Act, and the prospective availability to the FRB of information appropriate to determine ongoing regulatory compliance with applicable banking laws. In addition, the federal Change In Bank Control Act and various state laws impose limitations on the ability of one or more individuals or other entities to acquire control of banks or bank holding companies.

The FRB has issued a policy statement on the payment of cash dividends by bank holding companies. In the policy statement, the FRB expressed its view that a bank holding company experiencing earnings weaknesses should not pay cash dividends which exceed its net income or which could only be funded in ways that would weaken its financial health, such as by borrowing. The FRB also may impose limitations on the payment of dividends as a condition to its approval of certain applications, including applications for approval of mergers and acquisitions. The Sponsor makes no prediction as to the effect, if any, such laws will have on the Securities or whether such approvals, if necessary, will be obtained.

Companies involved in the insurance industry are engaged in underwriting, reinsuring, selling, distributing or placing of property and casualty, life or health insurance. Other growth areas within the insurance industry include brokerage, reciprocals, claims processors and multiline insurance companies. Insurance company profits are affected by interest rate levels, general economic conditions, and price and marketing competition. Property and casualty insurance profits may also be affected by weather catastrophes and other disasters. Life and health insurance profits may be affected by mortality and morbidity rates. Individual companies may be exposed to material risks including reserve inadequacy and the inability to collect from reinsurance carriers. Insurance companies are subject to extensive governmental regulation, including the imposition of maximum rate levels, which may not be adequate for some lines of business. Proposed or potential tax law changes may also adversely affect insurance companies' policy sales, tax obligations, and profitability. In addition to the foregoing, profit margins of these companies continue to shrink due to the commoditization of traditional businesses, new competitors, capital expenditures on new technology and the pressures to compete globally.

In addition to the normal risks of business, companies involved in the insurance industry are subject to significant risk factors, including those applicable to regulated insurance companies, such as: (i) the inherent uncertainty in the process of establishing property-liability loss reserves, particularly reserves for the cost of environmental, asbestos and mass tort claims, and the fact that ultimate losses could materially exceed established loss reserves which could have a material adverse effect on results of operations and financial condition; (ii) the fact that insurance companies have experienced, and can be expected in the future to experience, catastrophe losses which could have a material adverse impact on their financial condition, results of operations and cash flow; (iii) the inherent uncertainty in the process of establishing property-liability loss reserves due to changes in loss payment patterns caused by new claims settlement practices; (iv) the need for insurance companies and their subsidiaries to maintain appropriate levels of statutory capital and surplus, particularly in light of continuing scrutiny by rating organizations and state insurance regulatory authorities, and in order to maintain acceptable financial strength or claims-paying ability rating; (v) the extensive regulation and supervision to which insurance companies' subsidiaries are subject, various regulatory initiatives that may affect insurance companies, and regulatory and other legal actions; (vi) the adverse impact that increases in interest rates could have on the value of an insurance company's investment portfolio and on the attractiveness of certain of its products; (vii) the need to adjust the effective duration of the assets and liabilities of life insurance operations in order to meet the anticipated cash flow requirements of its policyholder obligations; and
(viii) the uncertainty involved in estimating the availability of reinsurance and the collectibility of reinsurance recoverables.

The state insurance regulatory framework has, during recent years, come under increased federal scrutiny, and certain state legislatures have considered or enacted laws that alter and, in many cases, increase state authority to regulate insurance companies and insurance holding company systems. Further, the National Association of Insurance Commissioners ("NAIC") and state insurance regulators are re-examining existing laws and regulations, specifically focusing on insurance companies, interpretations of existing laws and the development of new laws. In addition, Congress and certain federal agencies have investigated the condition of the insurance industry in the United States to determine whether to promulgate additional federal regulation. The Sponsor is unable to predict whether any state or federal legislation will be enacted to change the nature or scope of regulation of the insurance industry, or what effect, if any, such legislation would have on the industry.

All insurance companies are subject to state laws and regulations that require diversification of their investment portfolios and limit the amount of investments in certain investment categories. Failure to comply with these laws and regulations would cause non-conforming investments to be treated as non-admitted assets for purposes of measuring statutory surplus and, in some instances, would require divestiture.

Environmental pollution clean-up is the subject of both federal and state regulation. By some estimates, there are thousands of potential waste sites subject to clean up. The insurance industry is involved in extensive litigation regarding coverage issues. The Comprehensive Environmental Response Compensation and Liability Act of 1980 ("Superfund") and comparable state statutes ("mini-Superfund") govern the clean-up and restoration by "Potentially Responsible Parties" ("PRP's"). Superfund and the mini-Superfunds ("Environmental Clean-up Laws or "ECLs") establish a mechanism to pay for clean-up of waste sites if PRP's fail to do so, and to assign liability to PRP's. The extent of liability to be allocated to a PRP is dependent on a variety of factors. The extent of clean-up necessary and the assignment of liability has not been fully established. The insurance industry is disputing many such claims. Key coverage issues include whether Superfund response costs are considered damages under the policies, when and how coverage is triggered, applicability of pollution exclusions, the potential for joint and several liability and definition of an occurrence. Similar coverage issues exist for clean up and waste sites not covered under Superfund. To date, courts have been inconsistent in their rulings on these issues. An insurer's exposure to liability with regard to its insureds which have been, or may be, named as PRPs is uncertain. Superfund reform proposals have been introduced in Congress, but none have been enacted. There can be no assurance that any Superfund reform legislation will be enacted or that any such legislation will provide for a fair, effective and cost-efficient system for settlement of Superfund related claims.

While current federal income tax law permits the tax-deferred accumulation of earnings on the premiums paid by an annuity owner and holders of certain savings-oriented life insurance products, no assurance can be given that future tax law will continue to allow such tax deferrals. If such deferrals were not allowed, consumer demand for the affected products would be substantially reduced. In addition, proposals to lower the federal income tax rates through a form of flat tax or otherwise could have, if enacted, a negative impact on the demand for such products.

Companies engaged in investment banking/brokerage and investment management include brokerage firms, broker/dealers, investment banks, finance companies and mutual fund companies. Earnings and share prices of companies in this industry are quite volatile, and often exceed the volatility levels of the market as a whole. Recently, ongoing consolidation in the industry and the strong stock market has benefited stocks which investors believe will benefit from greater investor and issuer activity. Major determinants of future earnings of these companies are the direction of the stock market, investor confidence, equity transaction volume, the level and direction of long-term and short-term interest rates, and the outlook for emerging markets. Negative trends in any of these earnings determinants could have a serious adverse effect on the financial stability, as well as the stock prices, of these companies. Furthermore, there can be no assurance that the issuers of the Securities included in the Trust will be able to respond in a timely manner to compete in the rapidly developing marketplace. In addition to the foregoing, profit margins of these companies continue to shrink due to the commoditization of traditional businesses, new competitors, capital expenditures on new technology and the pressures to compete globally.

Strategies

      The Dow(sm) DART 5 Strategy Stocks, 2(nd) Quarter 2002 Series

The Boeing Company, headquartered in Chicago, Illinois, produces and markets commercial jet transports and provides related support services, principally to commercial customers. The company also develops, produces, modifies and supports military aircraft and helicopters and related systems, and electronic, space and missile systems.

The Walt Disney Company, headquartered in Burbank, California, operates as a diversified international entertainment company with operations consisting of filmed entertainment, theme parks and resorts and consumer products. Disney also has broadcasting (including Capital Cities/ABC, Inc.) and publishing operations.

Merck & Co., Inc., headquartered in Whitehouse Station, New Jersey, is a leading pharmaceutical concern that discovers, develops, makes and markets a broad range of human and animal health products and services. The company also administers managed prescription drug programs.

J.P. Morgan Chase & Co., headquartered in New York, New York, conducts business in two broad spheres of activity: global financial services under the "JPMorgan" name, and commercial retail banking under the "Chase" name.

SBC Communications Inc., headquartered in San Antonio, Texas, provides landline and wireless telecommunications services and equipment, directory advertising, publishing and cable television services.

     The Dow(sm) DART 10 Strategy Stocks, 2(nd) Quarter 2002 Series

Alcoa Inc., headquartered in Pittsburgh, Pennsylvania, makes primary aluminum and fabricated products for the transportation, construction, packaging and other markets.

The Boeing Company, headquartered in Chicago, Illinois, produces and markets commercial jet transports and provides related support services, principally to commercial customers. The company also develops, produces, modifies and supports military aircraft and helicopters and related systems, and electronic, space and missile systems.

The Walt Disney Company, headquartered in Burbank, California, operates as a diversified international entertainment company with operations consisting of filmed entertainment, theme parks and resorts and consumer products. Disney also has broadcasting (including Capital Cities/ABC, Inc.) and publishing operations.

Eastman Kodak Company, headquartered in Rochester, New York, develops, makes and sells consumer and commercial photographic imaging products. The company's products include films, photographic papers and chemicals, cameras, projectors, processing equipment, audiovisual equipment, copiers, microfilm products, applications software, printers and other equipment.

General Motors Corporation, headquartered in Detroit, Michigan, manufactures and sells cars and trucks worldwide under the trademarks "Chevrolet," "Oldsmobile," "Pontiac," "Buick," "Saturn," "Cadillac" and "GMC Trucks."

Merck & Co., Inc., headquartered in Whitehouse Station, New Jersey, is a leading pharmaceutical concern that discovers, develops, makes and markets a broad range of human and animal health products and services. The company also administers managed prescription drug programs.


Minnesota Mining and Manufacturing Company, headquartered in St. Paul, Minnesota, manufactures industrial, electronic, health, consumer and information-imaging products for distribution worldwide. The company's products include adhesives, abrasives, laser imagers and "Scotch" brand products.

J.P. Morgan Chase & Co., headquartered in New York, New York, conducts business in two broad spheres of activity: global financial services under the "JPMorgan" name, and commercial retail banking under the "Chase" name.

Philip Morris Companies Inc., headquartered in New York, New York, is the world's largest producer and marketer of consumer packaged goods. Its five principal operating companies are Kraft Foods, Inc., Miller Brewing Company, Philip Morris International Inc., Philip Morris U.S.A. and Philip Morris Capital Corporation.

SBC Communications Inc., headquartered in San Antonio, Texas, provides landline and wireless telecommunications services and equipment, directory advertising, publishing and cable television services.

      European Target 20 Strategy Stocks, 2(nd) Quarter 2002 Series

ABN AMRO Holding NV, headquartered in Amsterdam, the Netherlands, provides full-service banking operations both in the Netherlands and worldwide.

Abbey National Plc, headquartered in London, England, is a financial services group. The company provides personal saving accounts, mortgages, secured and unsecured lending, banking and investment services, life and general insurance, and wealth management services. A subsidiary, Abbey National Treasury Services Plc, provides international wholesale banking services.

Anglo American Plc, headquartered in London, England, holds investments in gold, platinum, diamond, uranium, coal and other mineral mining companies in South Africa, Brazil and the United States. The company also invests in industrial, commercial, finance and insurance companies and small businesses; and provides property development services.

British American Tobacco Plc, headquartered in London, England, is the holding company for an international tobacco group. The group has an active business presence in approximately 180 countries around the world. Brand names include "State Express 555," "Lucky Strike," "Kent" and "Benson & Hedges."

CGNU Plc, headquartered in London, England, is the holding company for Commercial Union Assurance Company Plc, an international life and property-casualty insurance operation. Through its subsidiary, the company transacts all classes of insurance and life assurance excluding industrial life. The company also does business in property investment and development, loans and mortgages.

Endesa, S.A., headquartered in Madrid, Spain, produces, transmits, distributes and supplies electricity to major utilities throughout Spain and has interests in coal mining companies.

Enel SpA, headquartered in Rome, Italy, generates, transmits and distributes electricity throughout Italy. The company's subsidiaries also provide fixed-line and mobile telephone services, install public lighting systems, and operate real estate, telecommunications and Internet service provider businesses.


Eni SpA, headquartered in Rome, Italy, operates in the oil and natural gas, petrochemicals, and oil field services industries. The company is currently also expanding into power generation.

Fortis, headquartered in Brussels, Belgium, is engaged in banking, insurance, and investment services. The company's insurance arm offers life and non-life insurance such as health, auto and fire lines. The company's banking services include retail, corporate and private banking; asset management; investment banking; and other financial services under its "Fortis Bank" and "MeesPierson" corporate names.

HBOS Plc, headquartered in Edinburgh, Scotland, is the largest home mortgage lender in the United Kingdom. The company also offers assorted financial services including retail banking, consumer credit, and savings products as well as asset management services.


HSBC Holdings Plc, headquartered in London, England, is one of the largest banking and financial services organizations in the world. The company provides a comprehensive range of banking and related financial services in more than 80 countries and territories.


ING Groep N.V., headquartered in Amsterdam, the Netherlands, offers a comprehensive range of financial services worldwide, including life and non-life insurance, commercial and investment banking, asset management and related products.


Lloyds TSB Group Plc, headquartered in London, England, through subsidiaries and associated companies, offers a wide range of banking and financial services throughout the United Kingdom and a number of other countries.


Prudential Plc, headquartered in London, England, provides a wide assortment of insurance and investment products internationally. The company's insurance lines cover home and motor, life, accident and health, property and casualty insurance. Investment and financial services include group and individual pensions, personal equity plans, mortgages and deposit accounts.

Repsol YPF, S.A., headquartered in Madrid, Spain, is Spain's largest oil company with reserves of oil mostly in Latin America, the Middle East and North Africa.


Sanpaolo IMI SpA, headquartered in Turin, Italy, operates as a commercial bank in Italy and abroad and is the holding company of a diversified financial group which includes municipal lender "Crediop."

Standard Chartered Plc, headquartered in London, England, is an international banking group. The company operates primarily in Asia, Africa, Latin America and the Middle East. Products and services encompass the personal, consumer, corporate, institutional and treasury markets.

Statoil ASA, headquartered in Stavanger, Norway, is the largest integrated oil and gas company in Scandinavia, producing oil and gas from the Norwegian Continental Shelf and other regions.


Telecom Italia Mobile SpA (T.I.M.), headquartered in Turin, Italy, is the leading wireless telecommunications carrier in Europe.


Zurich Financial Services AG, headquartered in Zurich, Switzerland, offers a full range of insurance and investment products and services, from life insurance and investment funds for individuals to complex reinsurance and alternative risk transfer arrangements for companies. The company operates in more than 60 countries.

       Global Target 15 Strategy Stocks, 2(nd) Quarter 2002 Series

Dow Jones Industrial Average(sm) Companies
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E.I. du Pont de Nemours and Company, headquartered in Wilmington, Delaware, is a global science and technology company with operations in high-performance materials, specialty chemicals, pharmaceuticals and biotechnology.


Eastman Kodak Company, headquartered in Rochester, New York, develops, makes and sells consumer and commercial photographic imaging products. The company's products include films, photographic papers and chemicals, cameras, projectors, processing equipment, audiovisual equipment, copiers, microfilm products, applications software, printers and other equipment.

International Paper Company, headquartered in Purchase, New York, manufactures printing and writing paper, pulp, tissue, paperboard, packaging and wood products. The company also manufactures nonwoven papers, specialty chemicals, specialty panels and laminated products. The company sells its products primarily in the United States, Europe and the Pacific Rim.

J.P. Morgan Chase & Co., headquartered in New York, New York, conducts business in two broad spheres of activity: global financial services under the "JPMorgan" name, and commercial retail banking under the "Chase" name.

SBC Communications Inc., headquartered in San Antonio, Texas, provides landline and wireless telecommunications services and equipment, directory advertising, publishing and cable television services.

Financial Times Industrial Ordinary Share Index Companies
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Imperial Chemical Industries Plc, headquartered in London, England, produces specialty products such as food additives, paints, and industrial chemicals on six continents.


Invensys Plc, headquartered in London, England, is a global electronics and engineering company operating through four divisions: Intelligent Automation, Industrial Drive Systems, Power Systems and Controls. The company's products include motors, electronic drives, compressors, position sensors and controls, power transmission products, and software and remote monitoring systems.

The Peninsular and Oriental Steam Navigation Company, headquartered in London, England, provides various port and logistics services. The company's operations encompass cargo, container and bulk shipping, as well as ferry and transport services. The company also owns and develops properties in the United Kingdom and the United States.


Royal & Sun Alliance Insurance Group Plc, headquartered in London, England, is the holding company for the multi-national insurance companies Sun Alliance Group Plc and Royal Insurance Holdings Plc. The companies provide major classes of general and life insurance to customers in the United Kingdom, Australia, Canada, Scandinavia, South Africa and the United States.


Tate & Lyle Plc, headquartered in London, England, is the holding company for an international group of companies which manufacture, refine, process, distribute and trade sweeteners, starches and their by-products. Products include white sugar, molasses and low calorie sweeteners. The company also manufactures and sells engineered sugar milling equipment and provides reinsurance services.

Hang Seng Index Companies
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Cheung Kong Infrastructure Holdings Limited, headquartered in Hong Kong, China, is a diversified infrastructure company which develops, invests in and operates infrastructure projects in Hong Kong, Australia, Canada, China, the Philippines and other countries. The company manufactures concrete, asphalt and aggregates and also operates power plants.


CITIC Pacific Limited, headquartered in Hong Kong, China, is a subsidiary of China's state-owned China International Trust & Investment (CITIC). The company invests in infrastructure (aviation, civil engineering projects, power generation, telecommunications), property (including a portion of Lantau Island, the proposed site of Disney's Hong Kong theme park), and trading and distribution firms.


Hang Lung Group Limited, headquartered in Hong Kong, China, is an investment holding company which, through its subsidiaries, including
Hang Lung Properties Limited, is involved in property development for sale, property investment for rental income, and hotel ownership and management. The company is also involved in car park and property management operations. Through its associated companies, the company is also involved in the operation of restaurants and dry cleaning businesses.

Hang Lung Properties Limited, headquartered in Hong Kong, China, a subsidiary of Hang Lung Group Limited, is a property investment company. The company's principal activities are property investment and investment holding and, through its subsidiaries, property investment for rental income, car park management and property management.

Hysan Development Company Limited, headquartered in Hong Kong, China, is an investment holding company with subsidiaries in the field of property investment, property development and capital market investment. The company's profits mainly come from commercial rental income and luxury residential property located in Hong Kong.

   The Nasdaq(R) Target 15 Strategy Stocks, 2(nd) Quarter 2002 Series


Adobe Systems Incorporated, headquartered in San Jose, California, develops, markets and supports computer software products and technologies that enable users to express and use information across all print and electronic media.


Apollo Group, Inc. (Class A), headquartered in Phoenix, Arizona, through subsidiaries, offers higher education programs and services for working adults at over 100 campuses and learning centers in the United States,

Puerto Rico and London, England. The company offers accredited degree programs, certificate programs and customized training.

Bed Bath & Beyond Inc., headquartered in Union, New Jersey, sells domestic merchandise (bed linens, bath accessories and kitchen textiles) and home furnishings (cookware, dinnerware, glassware and basic housewares) through retail stores.

CDW Computer Centers, Inc., headquartered in Vernon Hills, Illinois, sells microcomputer hardware and peripherals including desktop computers, notebooks and laptops, printing devices, video monitors, communication equipment, add-on boards and memory and data storage devices; accessories; networking products; and software.

Cintas Corporation, headquartered in Cincinnati, Ohio, designs and manufactures corporate identity uniforms which they rent or sell to customers, along with non-uniform equipment. The company also offers ancillary products which include the sale or rental of walk-off mats, fender covers, towels, mops and linen products.

Compuware Corporation, headquartered in Farmington Hills, Michigan, develops, sells and supports an integrated line of software products as well as client/server systems management and application development products. The company also offers data processing professional services.

KLA-Tencor Corporation, headquartered in San Jose, California, designs, makes, markets and services yield management and process monitoring systems for the semiconductor manufacturing industry.

Microchip Technology Incorporated, headquartered in Chandler, Arizona, develops, makes and markets field programmable 8-bit microcontrollers, application-specific standard products and related specialty memory products for high-volume embedded control applications in the consumer, automotive, office automation, communications and industrial markets.

NVIDIA Corporation, headquartered in Santa Clara, California, designs, develops and markets graphics processors and related software for personal computers and digital entertainment platforms.

PACCAR Inc., headquartered in Bellevue, Washington, makes light-, medium-
 and heavy-duty trucks and related aftermarket parts; and provides financing and leasing services to customers and dealers. In addition, the company sells general automotive parts and accessories through retail outlets.

QLogic Corporation, headquartered in Costa Mesa, California, designs and supplies semiconductor products that provide interface connections between computer systems and their attached data storage peripherals such as hard disk drives, tape drives and subsystems.


Staples, Inc., headquartered in Framingham, Massachusetts, operates high-volume office superstores and smaller stores throughout the United

States, Canada, Germany and the United Kingdom which provide office supplies, business machines, computers and related products, office furniture and other business-related products.


Starbucks Corporation, headquartered in Seattle, Washington, buys and roasts whole bean coffees and sells its own brand of specialty coffee. The company has retail operations in North America and the Pacific Rim. The company also produces and sells the bottled "Frappucino" coffee drink and a line of ice creams.

Symantec Corporation, headquartered in Cupertino, California, develops utility software for business and personal computing. The company's products are organized into three business units: remote productivity solutions; security and assistance; and Internet tools, royalties and other.

USA Networks, Inc., headquartered in New York, New York, operates a diversified media and electronic business that sells consumer goods and services, engages in television broadcasting, and provides an automated ticketing service. The company's operations include USA Network, The Sci-Fi Channel, Studios USA, USA Broadcasting, Home Shopping Network and Ticketmaster.

      The S&P Target 24 Strategy Stocks, 2(nd) Quarter 2002 Series

ALLTEL Corporation, headquartered in Little Rock, Arkansas, an information technology company, provides wireline and wireless communications and information services, including local, long distance, network access and Internet services, and information processing services.

Autodesk, Inc., headquartered in San Rafael, California, is a software design and digital content company for the architectural design and land development, manufacturing, utilities, telecommunications, and media and entertainment industries.

AutoZone, Inc., headquartered in Memphis, Tennessee, is a specialty retailer of automotive parts, chemicals and accessories, targeting the do-it-yourself customers. The company offers a variety of products, including new and remanufactured automotive hard parts, maintenance items and accessories.

Avon Products, Inc., headquartered in New York, New York, makes and markets beauty and related products, which include cosmetics, fragrances and toiletries; gifts and decorative products; apparel; and fashion jewelry and accessories.

CenturyTel, Inc., headquartered in Monroe, Louisiana, is a regional diversified communications company engaged primarily in providing local exchange telephone services and wireless telephone communications services.

Concord EFS, Inc., headquartered in Memphis, Tennessee, provides electronic transaction authorization, processing, settlement and funds transfer services on a nationwide basis.

Deluxe Corporation, headquartered in Shoreview, Minnesota, is a provider of integrated risk management, electronic transaction services and paper payments to the financial services and retail industries.


Exxon Mobil Corporation, headquartered in Irving, Texas, explores for, produces, transports and sells crude oil and natural gas petroleum products. The company also explores for and mines coal and other minerals properties; makes and sells petrochemicals; and owns interests in electrical power generation facilities.

General Dynamics Corporation, headquartered in Falls Church, Virginia, is engaged in the businesses of shipbuilding and marine systems, business aviation, information systems, and land and amphibious combat systems.

Harley-Davidson, Inc., headquartered in Milwaukee, Wisconsin, designs, manufactures and sells heavyweight touring and custom motorcycles and related products and accessories internationally. The company also provides financing and insurance services for its products.


Johnson & Johnson, headquartered in New Brunswick, New Jersey, makes and sells pharmaceuticals, personal healthcare products, medical and surgical equipment, and contact lenses.


KLA-Tencor Corporation, headquartered in San Jose, California, designs, makes, markets and services yield management and process monitoring systems for the semiconductor manufacturing industry.

Marsh & McLennan Companies, Inc., headquartered in New York, New York, through subsidiaries and affiliates, provides insurance and reinsurance services worldwide as broker, agent or consultant for clients; and designs, distributes and administers a wide range of insurance and financial products and services. The company also provides consulting, securities investment advisory and management services.

Maxim Integrated Products, Inc., headquartered in Sunnyvale, California, designs and makes linear and mixed-signal integrated circuits. The company's products include data converters, interface circuits, microprocessor-supervisors and amplifiers.

MedImmune, Inc., headquartered in Gaithersburg, Maryland, develops and markets products for the prevention and treatment of infectious diseases, autoimmune diseases and cancer. The company's products are also used in transplantation medicine.

NIKE, Inc. (Class B), headquartered in Beaverton, Oregon, makes and sells athletic shoes for men, women and children for competitive and recreational wear, and designed for specific sports. The company also sells sports apparel and accessories and makes and sells hockey equipment. The company is not affiliated in any way with Nike Securities L.P., the Trust's Sponsor.

PepsiCo, Inc., headquartered in Purchase, New York, markets and distributes beverages including "Pepsi-Cola," "Diet Pepsi," "Pepsi Max," "Mountain Dew," "7UP," "Diet 7UP," "Mirinda," "Slice" and "Tropicana Pure Premium." The company, which operates internationally, also makes and distributes ready-to-drink Lipton tea products and snacks, with "Frito-Lay" representing the North American business.

Pfizer Inc., headquartered in New York, New York, produces and distributes anti-infectives, anti-inflammatory agents, cardiovascular agents, antifungal drugs, central nervous system agents, orthopedic implants, food science products, animal health products, toiletries, baby care products, dental rinse and other proprietary health items.


Plum Creek Timber Company, Inc., headquartered in Seattle, Washington, is a self-managed real estate investment trust that owns timberland and wood products conversion plants in the northwestern, northeastern and southern regions of the United States. The company also harvests and exports timber as well as producing lumber, plywood and fiberboard.

The Progressive Corporation, headquartered in Mayfield Village, Ohio, is an insurance holding company for subsidiaries which provide personal auto insurance and specialty property-casualty insurance.

Royal Dutch Petroleum Company, headquartered in The Hague, the
Netherlands, produces crude oil, natural gas, chemicals, coal and metals worldwide; and it provides integrated petroleum services in the United States.

SBC Communications Inc., headquartered in San Antonio, Texas, provides landline and wireless telecommunications services and equipment, directory advertising, publishing and cable television services.

Sunoco, Inc., headquartered in Philadelphia, Pennsylvania, through its subsidiaries, is a petroleum refiner and marketer with interests in coke-making and coal mining. The company's petroleum refining and marketing operations are conducted primarily in the eastern half of the United States.

Wm. Wrigley Jr. Company, headquartered in Chicago, Illinois, makes and sells chewing gum, sold in the United States and abroad under the names "Wrigley's Spearmint," "Doublemint," "Juicy Fruit," "Freedent," "Big Red," "Winterfresh," "Extra," "Arrowmint," "Cool Crunch," "Dulce 16," "Orbit," "Big Boy," "Hubba Bubba" and "Big G."

       Target Small-Cap Strategy Stocks, 2(nd) Quarter 2002 Series


AFC Enterprises, Inc., headquartered in Atlanta, Georgia, operates, develops and franchises quick service restaurants, bakeries and cafes primarily under the trade names "Popeyes Chicken & Biscuits," "Church's Chicken," "Cinnabon," "Seattle's Best Coffee" and "Torrefazione Italia."

Albany International Corp. (Class A), headquartered in Albany, New York, develops, manufactures, markets and services custom-designed engineered fabrics used in the manufacture of paper, paperboard and products in other process industries.

Arkansas Best Corporation, headquartered in Fort Smith, Arkansas, is a transportation holding company engaged primarily in motor carrier transportation operations, intermodal transportation operations, truck tire retreading and new truck tire sales.

Boston Private Financial Holdings, Inc., headquartered in Boston, Massachusetts, a holding company for Boston Private Bank and Trust Company and Westfield Capital Management Co., provides banking, investment and fiduciary products and services to high net worth individuals.


CONMED Corporation, headquartered in Utica, New York, is a medical technology company specializing in instruments and implants for arthroscopic sports medicine, and powered surgical instruments, for orthopaedic, ENT, neurosurgery and other surgical specialties. The company also develops, manufactures and supplies advanced medical devices, including RF electrosurgery systems used in all types of surgery, ECG electrodes for heart monitoring, and minimally invasive surgical devices.


Checkpoint Systems, Inc., headquartered in Thorofare, New Jersey, is a manufacturer and marketer of retail asset tracking and protection products including integrated security, automatic identification and retail merchandising solutions.

Christopher & Banks Corporation, headquartered in Plymouth, Minnesota, is a retailer of women's specialty apparel, which operates through its wholly-owned subsidiary, Christopher & Banks, Inc.

Dime Community Bancshares, headquartered in Brooklyn, New York, through wholly-owned Dime Savings Bank of Williamsburgh, conducts a savings bank business through several offices in Brooklyn, the Bronx and Queens in New York City and Nassau County, New York.


Elcor Corporation, headquartered in Dallas, Texas, makes premium laminated fiberglass asphalt residential roofing products;
remanufactures diesel engine cylinder liners; provides tin plating of pistons; and applies shielding to computer and electronic equipment.

Electronics Boutique Holdings Corp., headquartered in West Chester, Pennsylvania, is a specialty retailer of electronic games. The company sells video games and PC entertainment software, supported by the sale of video game hardware, PC productivity software, PC accessories and related products.


Bob Evans Farms, Inc., headquartered in Columbus, Ohio, is engaged in two businesses: the ownership and operation of a chain of full-service, family restaurants located in 22 states; and the manufacture and sale of fresh and fully cooked pork products and other complementary food products in 30 states.


FEI Company, headquartered in Hillsboro, Oregon, is engaged in the design, manufacture, sale and service of Structural Process Management solutions for the high-growth segments of the semiconductor, data storage and industry and institute markets.

Fossil, Inc., headquartered in Richardson, Texas, is engaged in the design, development, marketing and distribution of watches, fashion accessories, apparel and other products.


John H. Harland Company, headquartered in Decatur, Georgia, is a general printer and lithographer working primarily with banks, credit unions, brokerage houses and financial software companies.


Heartland Express, Inc., headquartered in Coralville, Iowa, a short-to medium haul truckload carrier, provides nationwide transportation service to major shippers.

ICU Medical, Inc., headquartered in San Clemente, California, develops, manufactures and sells proprietary, disposable medical connection systems for use in intravenous therapy applications.

ITT Educational Services, Inc., headquartered in Indianapolis, Indiana, provides technical post-secondary degree programs which are designed to provide students with the knowledge and skills necessary for entry-level employment in technical positions in a variety of industries. The company operates its technical schools in 27 states.


Inter-Tel, Incorporated, headquartered in Phoenix, Arizona, develops and provides telephone systems, voice processing, computer telephone integration, and network and long distance calling services to businesses mainly in the United States. The company also provides leasing, support and maintenance services through a direct sales and reseller network.

K-Swiss Inc. (Class A), headquartered in Westlake Village, California, designs, develops and markets a growing array of athletic footwear for high performance sports use, fitness activities and casual wear.

Kensey Nash Corporation, headquartered in Exton, Pennsylvania, designs, develops, manufactures and processes biomaterials products for the orthopedics, cardiology, drug/biologics delivery, dental and wound care markets.

Kos Pharmaceuticals, Inc., headquartered in Miami, Florida, is a fully integrated specialty pharmaceutical company engaged in the development of proprietary prescription products for the treatment of chronic cardiovascular and respiratory diseases.

Manhattan Associates, Inc., headquartered in Atlanta, Georgia, provides information technology solutions for distribution centers that are designed to enable the efficient movement of goods through the supply chain.

The Manitowoc Company, Inc., headquartered in Manitowoc, Wisconsin, designs and manufactures commercial ice machines and refrigeration products, cranes and related products, and provides ship-repair and construction services for the maritime industry.

Matria Healthcare, Inc., headquartered in Marietta, Georgia, is engaged principally in the business of providing comprehensive population-based disease management programs, telemedicine services and fulfillment services to patients, physicians, health plans and employers for high-risk pregnancies and other women's health conditions, diabetes and select respiratory and cardiac conditions.


Mentor Corporation, headquartered in Santa Barbara, California, develops, manufactures, and markets a broad range of products for the medical specialties of plastic, reconstructive and general surgery as well as urology. The company's products include a line of implantable prostheses for plastic and reconstructive surgery and capital equipment used in soft tissue aspiration. Urologic products include disposable and surgical products for the management of urinary incontinence, surgically implantable prostheses for the treatment of impotence and brachytherapy seeds for the treatment of prostate cancer.


Ocular Sciences, Inc., headquartered in Concord, California, is a manufacturer and marketer of soft contact lenses. The company manufactures a broad line of soft contact lenses marketed for annual and disposable replacement regimens.

Oshkosh Truck Corporation, headquartered in Oshkosh, Wisconsin, engineers, makes and markets a broad range of specialized trucks and proprietary parts under the Oshkosh trademark; a broad line of specialty fire trucks and fire apparatus under the Pierce trademark; and specialty commercial and military trucks.

Resources Connection, Inc., headquartered in Costa Mesa, California, is a professional services firm that provides experienced accounting and finance, human resources management and information technology professionals to clients on a project-by-project basis.


Roadway Corporation, headquartered in Akron, Ohio, provides less-than-truckload (LTL) freight services on major city-to-city routes (lanes) in North America and on international lanes to and from North America.


SCP Pool Corporation, headquartered in Covington, Louisiana, distributes swimming pool supplies and related products to swimming pool remodelers and builders, independent retail stores and swimming pool repair and service companies.

SERENA Software, Inc., headquartered in Burlingame, California, is a provider of software change management products and services used to manage and control software change for organizations whose business operations are dependent on managing information technology.

ScanSource, Inc., headquartered in Greenville, South Carolina, is a value-added distributor of automatic identification, point of sale and telephone products.

Sola International Inc., headquartered in Sunnyvale, California, designs, manufactures and distributes a range of eyeglass lenses, focusing on the plastic lens segment of the global lens market, and particularly on value-added products. The company operates worldwide.


Sonic Corp., headquartered in Oklahoma City, Oklahoma, operates and franchises the largest chain of drive-in restaurants in the United States.


Sykes Enterprises, Incorporated, headquartered in Tampa, Florida, is engaged in providing customer management solutions and services to technology-enabled companies primarily within the technology, communications and financial services markets.

Too Inc., headquartered in Columbus, Ohio, is a specialty retailer that sells apparel, underwear, sleepwear, swimwear, lifestyle and personal care products for girls ages seven to 14 years under the proprietary "Limited Too" brand name.

URS Corporation, headquartered in San Francisco, California, is an engineering services firm that provides a broad range of planning, design and program and construction management services.


United Natural Foods, Inc., headquartered in Dayville, Connecticut, is an independent national distributor of natural foods and related products, serving natural products retailers, super natural chains and conventional supermarkets in the United States.


Watson Wyatt & Company Holdings, headquartered in Washington, D.C., is a global human capital consulting firm.

Waypoint Financial Corp., headquartered in Harrisburg, Pennsylvania, is the holding company of Waypoint Bank, created from the merger of Harris Savings Bank and York Federal Savings and Loan Association.


   Value Line(R) Target 25 Strategy Stocks, 2(nd) Quarter 2002 Series


American Axle & Manufacturing Holdings, Inc., headquartered in Detroit, Michigan, manufactures, engineers, validates and designs driveline systems for trucks, sport utility vehicles and passenger cars. The company's products include axles, driveshafts, chassis components, driving heads, crankshafts, transmission parts and forged products.


American Woodmark Corporation, headquartered in Winchester, Virginia, manufactures and distributes kitchen cabinets and vanities for the remodeling and new home construction markets.

Beazer Homes USA, Inc., headquartered in Atlanta, Georgia, is a single-family home builder with operations in Georgia, Arizona, California, Florida, Maryland, Nevada, New Jersey, North Carolina, Pennsylvania, South Carolina, Tennessee, Texas and Virginia.

Chico's FAS, Inc., headquartered in Fort Myers, Florida, is a specialty retailer of exclusively designed, private label casual to dressy clothing and complementary accessories.

Cubic Corporation, headquartered in San Diego, California, designs, develops, and manufactures electronic products such as: military range instrumentation, communications, surveillance and avionics systems, computer simulators and automatic revenue collection equipment.


Culp, Inc., headquartered in High Point, North Carolina, manufactures and markets upholstery fabrics and mattress tickings primarily for use in the furniture and bedding industries on a worldwide basis. The company's fabrics are used principally in the production of residential and commercial furniture and bedding products, including sofas, recliners, chairs, loveseats, sectionals, sofa-beds, office seating, panel systems and mattress sets.

Bob Evans Farms, Inc., headquartered in Columbus, Ohio, is engaged in two businesses: the ownership and operation of a chain of full-service, family restaurants located in 22 states; and the manufacture and sale of fresh and fully cooked pork products and other complementary food products in 30 states.


Fred's, Inc., headquartered in Memphis, Tennessee, operates discount general merchandise stores in the southeastern United States.

The Great Atlantic & Pacific Tea Company, Inc., headquartered in
Montvale, New Jersey, is a supermarket company which operates under the names: "A&P," "Super Fresh," "Sav-A-Center," "Farmer Jack,"
"Waldbaum's," "Super FoodMart," "Ultra Food and Drug," "Dominion," "Food Basics," "The Barn Markets" and "Food Emporium."

Hancock Fabrics, Inc., headquartered in Tupelo, Mississippi, and its subsidiaries are engaged in the retail and wholesale fabric business, selling fabric and related accessories to the home sewing and home decorating market and at wholesale to retailers.

D.R. Horton, Inc., headquartered in Arlington, Texas, is one of the most geographically diversified homebuilders in the United States, with operating divisions in 23 states. The company positions itself between large-volume and local custom homebuilders and sells its single-family homes to the entry-level and move-up market segments.

Hovnanian Enterprises, Inc. (Class A), headquartered in Red Bank, New Jersey, designs, constructs and markets multi-family attached condominium apartments and townhouses, and single family detached homes in planned residential developments.


Landry's Restaurants, Inc., headquartered in Houston, Texas, owns and operates a variety of full service, casual dining restaurants under the names "Cadillac," "The Crab House," "Joe's Crab Shack," "Landry's Seafood House," "Rainforest Cafe" and "Willie G's." The company is also the developer and operator of the Kemah Boardwalk development in Texas.

Lennar Corporation, headquartered in Miami, Florida, is engaged in the two principal businesses of building and selling homes and providing mortgage financing services.


Michaels Stores, Inc., headquartered in Irving, Texas, is a national specialty retailer providing materials, ideas and education for creative activities in home decor, art and craft projects.

Mohawk Industries, Inc., headquartered in Calhoun, Georgia, designs and manufactures woven and tufted broadloom carpet and rugs for principally residential applications.

NVR, Inc., headquartered in McLean, Virginia, is a holding company that currently operates, through its subsidiaries, in two business segments: the construction and marketing of homes and mortgage banking.


Oxford Health Plans, Inc., headquartered in Trumbull, Connecticut, provides health benefit plans including point-of-service Freedom and Liberty Plans, traditional health maintenance organizations, dental plans and third party employer funded benefit plans in Connecticut, Florida, Illinois, New Hampshire, New Jersey, New York and Pennsylvania.


Pier 1 Imports, Inc., headquartered in Fort Worth, Texas, retails decorative home furnishings, gifts and related items from about 60 countries worldwide. The company operates stores in the United States, Canada, Japan, Mexico, Puerto Rico and the United Kingdom.

Rock-Tenn Company (Class A), headquartered in Norcross, Georgia, manufactures and distributes folding fiber partitions, cartons, corrugated containers and displays, laminated paperboard products, plastic packaging, recycled paperboard and corrugating medium to nondurable good producers.

The Ryland Group, Inc., headquartered in Calabasas, California, and subsidiaries consist of two business segments: homebuilding and financial services.


ShopKo Stores, Inc., headquartered in Green Bay, Wisconsin, operates specialty discount stores under the "ShopKo" name in mid-sized and larger cities, and "Pamida" discount stores in smaller, rural communities. The company also provides professional health services in most of its stores, including pharmacy and optical centers.


Urban Outfitters, Inc., headquartered in Philadelphia, Pennsylvania, operates two business segments, a lifestyle-oriented general merchandise-retailing segment and a wholesale apparel business.

West Marine, Inc., headquartered in Watsonville, California, retails recreational and commercial boating supplies and apparel under the "West Marine" and "E&B Discount Marine" names. The company sells its products through specialty retail stores and catalogs. The company is also involved in the wholesale distribution of products to commercial customers and other retailers through its "Port Supply" business line and stores.

The Wet Seal, Inc. (Class A), headquartered in Foothill Ranch,
California, is a nationwide specialty retailer of fashionable and contemporary apparel and accessory items designed for consumers with a young, active lifestyle.

We have obtained the foregoing company descriptions from sources we deem reliable. We have not independently verified the provided information either in terms of accuracy or completeness.

               CONTENTS OF REGISTRATION STATEMENT

A.   Bonding Arrangements of Depositor:

     Nike Securities L.P. is covered by a Brokers' Fidelity Bond, in the total amount of $2,000,000, the insurer being National Union Fire Insurance Company of Pittsburgh.

B. This Registration Statement on Form S-6 comprises the following papers and documents:

     The facing sheet

     The Prospectus

     The signatures

     Exhibits


                               S-1
                           SIGNATURES

     The Registrant, FT 611, hereby identifies The First Trust Special Situations Trust, Series 4; The First Trust Special Situations Trust, Series 18; The First Trust Special Situations Trust, Series 69; The First Trust Special Situations Trust, Series 108; The First Trust Special Situations Trust, Series 119; The First Trust Special Situations Trust, Series 190; FT 286; The First Trust Combined Series 272; FT 412; and FT 438; and FT 556 for purposes of the representations required by Rule 487 and represents the following:

     (1) that the portfolio securities deposited in the series as to the securities of which this Registration Statement is being filed do not differ materially in type or quality from those deposited in such previous series;

     (2) that, except to the extent necessary to identify the specific portfolio securities deposited in, and to provide essential financial information for, the series with respect to the securities of which this Registration Statement is being filed, this Registration Statement does not contain disclosures that differ in any material respect from those contained in the registration statements for such previous series as to which the effective date was determined by the Commission or the staff; and

     (3)  that it has complied with Rule 460 under the Securities
Act of 1933.

     Pursuant to the requirements of the Securities Act of 1933, the Registrant, FT 611, has duly caused this Amendment to Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the Village of Lisle and State of Illinois on March 28, 2002.

                              FT 611

                              By   NIKE SECURITIES L.P.
                                        Depositor




                              By   Robert M. Porcellino
                                   Senior Vice President

                               S-2

     Pursuant to the requirements of the Securities Act of 1933, this Amendment to the Registration Statement has been signed below by the following person in the capacity and on the date indicated:

       NAME                TITLE*                 DATE

David J. Allen              Director            )
                            of Nike Securities  )
                            Corporation, the    ) March 28, 2002
                            General Partner of  )
                            Nike Securities L.P.)

Judith M. Van Kampen        Director            )
                            of Nike Securities  ) Robert M. Porcellino
                            Corporation, the    ) Attorney-in-Fact**
                            General Partner of  )
                            Nike Securities L.P.)

Karla M. Van Kampen-Pierre  Director            )
                            of Nike Securities  )
                            Corporation, the    )
                            General Partner of  )
                            Nike Securities L.P.)

David G. Wisen              Director            )
                            of Nike Securities  )
                            Corporation, the    )
                            General Partner of  )
                            Nike Securities L.P.)




       * The title of the person named herein represents his capacity in and relationship to Nike Securities L.P., Depositor.

       ** An executed copy of the related power of attorney was filed with the Securities and Exchange Commission in connection with the Amendment No. 1 to Form S-6 of FT 597 (File No. 333-76518) and the same is hereby incorporated herein by this reference.

                               S-3
                 CONSENT OF INDEPENDENT AUDITORS

     We   consent  to  the  use  in  this  Amendment  No.  3   to
Registration Statement No. 333-82162 of FT 611 of our report dated March 28, 2002 appearing in the Prospectus, which is a part of such Registration Statement, and to the reference to us under the caption "Experts" in such Prospectus.



DELOITTE & TOUCHE LLP


Chicago, Illinois
March 28, 2002


                               S-4



                       CONSENTS OF COUNSEL

     The consents of counsel to the use of their names in the Prospectus included in this Registration Statement will be contained in their respective opinions to be filed as Exhibits
3.1, 3.2, 3.3 and 3.4 of the Registration Statement.


              CONSENT OF FIRST TRUST ADVISORS L.P.

     The consent of First Trust Advisors L.P. to the use of its name in the Prospectus included in the Registration Statement will be filed as Exhibit 4.1 to the Registration Statement.


                               S-5
                          EXHIBIT INDEX

1.1 Form of Standard Terms and Conditions of Trust for The First Trust Special Situations Trust, Series 22 and certain subsequent Series, effective November 20, 1991 among Nike Securities L.P., as Depositor, United States Trust Company of New York as Trustee, Securities Evaluation Service, Inc., as Evaluator, and First Trust Advisors L.P. as Portfolio Supervisor (incorporated by reference to Amendment No. 1 to Form S-6 [File No. 33-43693] filed on behalf of The First Trust Special Situations Trust, Series 22).

1.1.1    Form of Trust Agreement for FT 611 among Nike Securities
         L.P.,  as  Depositor, JPMorgan Chase Bank,  as  Trustee,
         First Trust Advisors L.P., as Evaluator, and First Trust
         Advisors L.P., as Portfolio Supervisor.

1.2 Copy of Certificate of Limited Partnership of Nike Securities L.P. (incorporated by reference to Amendment No. 1 to Form S-6 [File No. 33-42683] filed on behalf of The First Trust Special Situations Trust, Series 18).

1.3 Copy of Amended and Restated Limited Partnership Agreement of Nike Securities L.P. (incorporated by reference to Amendment No. 1 to Form S-6 [File No. 33-42683] filed on behalf of The First Trust Special Situations Trust, Series 18).

1.4      Copy  of  Articles of Incorporation of  Nike  Securities
         Corporation, the general partner of Nike Securities L.P., Depositor (incorporated by reference to Amendment No. 1 to Form S-6 [File No. 33-42683] filed on behalf of The First Trust Special Situations Trust, Series 18).

1.5 Copy of By-Laws of Nike Securities Corporation, the general partner of Nike Securities L.P., Depositor (incorporated by reference to Amendment No. 1 to Form S-6 [File No. 33-42683] filed on behalf of The First Trust Special Situations Trust, Series 18).

1.6      Underwriter  Agreement  (incorporated  by  reference  to
         Amendment No. 1 to Form S-6 [File No. 33-48055] filed on behalf of The First Trust Special Situations Trust,
         Series 19).

2.1      Copy  of  Certificate of Ownership (included in  Exhibit
         1.1 filed herewith on page 2 and incorporated herein by reference).

2.2 Copy of Code of Ethics (incorporated by reference to Amendment No. 1 to form S-6 [File No. 333-31176] filed on behalf of FT 415).

                               S-6

3.1 Opinion of counsel as to legality of securities being registered.

3.2 Opinion of counsel as to Federal income tax status of securities being registered.

3.3 Opinion of counsel as to New York income tax status of securities being registered.

3.4 Opinion of counsel as to advancement of funds by Trustee.

4.1      Consent of First Trust Advisors L.P.

6.1 List of Directors and Officers of Depositor and other related information (incorporated by reference to Amendment No. 1 to Form S-6 [File No. 33-42683] filed on behalf of The First Trust Special Situations Trust, Series 18).

7.1 Power of Attorney executed by the Directors listed on page S-3 of this Registration Statement (incorporated by reference to Amendment No. 1 to Form S-6 [File No. 333-
         76518] filed on behalf of FT 597.



                               S-7